Exhibit 99.1

NOTICE OF ANNUAL and special MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR OF

AMAYA INC.

For the Annual and Special Meeting of Shareholders

to be held on June 21, 2017

at 9:00 a.m.

_________________________________

May 21, 2017

_________________________________

May 21, 2017

Dear Fellow Shareholders,

It has been a full year that I’ve had the privilege of serving you as Chairman of the Board of Directors. It’s been a transformative year for us as we continue our momentum and evolution, and a fitting time to introduce the tradition of an annual shareholder letter to give you additional context and perspective into our business and our vision and mission for the future.

Continued momentum

In 2016 we delivered a record year of revenue with strong profits, while successfully expanding our product portfolio to bolster our leadership position in online gaming.  We continued our efforts to position our online poker business for renewed growth, became one of the world’s leading online casinos in active customers and invested in building a competitive online sportsbook.

We also celebrated product launches in several new jurisdictions, being the first-to-market poker in the newly regulated market of Portugal and returning the PokerStars brand to the United States with our launch in New Jersey. In the first quarter of 2017, we were proud to be the first international operator to receive an online gaming license in the Czech Republic.

From a corporate perspective, in late 2016 and early 2017, we paid more than $350 million on our deferred purchase price obligation for the acquisition of the Rational Group using cash from our balance sheet and cash flow from operations, and expect to pay the remaining $47.5 million by the end of June. In March of this year, we also successfully repriced and retranched our U.S. dollar and Euro denominated first lien term loans, which we expect to save us approximately $15.4 million of interest expense annually.

Although these represent a small sample of achievements, their size and scope evidences the strength of our constituent brands, the loyalty of our customers, our growth ambitions, and the passion of our people to deliver more winning moments for our customers.

As always, we believe in creating these winning moments in a regulated, safe and secure environment in which our customers, regulators and shareholders can all benefit. As you are well aware, and part of what separates us from the competition and bolsters our strength as a business, there are certain underlying principles that guide our approach to the regulation of the online gaming industry around the world. For instance, we are committed to actively promoting regulation and sensible gaming legislation which protects consumers and operators, and benefits the jurisdiction itself, and our brands strive to set the industry standard in player and fund protection, game integrity, customer service and support, and responsible gaming. As a champion of regulated markets, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Continued evolution

In a mere two and a half years, we evolved from a small business-to-business gaming company focused on the North American market into a global consumer technology leader with nearly 2,000 employees and more than 111 million registered customers.

In the past year in particular, we continued our evolution, beginning with the appointment of Rafi Ashkenazi as our Chief Executive Officer. Under Rafi’s leadership, we have not only grown the business, but have reinvented and reinvigorated our company and people.

Rafi has also led a cultural transition internally and externally as we continue to establish our “Stars” brands as global leaders loved by millions of customers. That culture is one of loyalty, passion, innovation and continued evolution. Rafi established our vision to be the world’s favorite iGaming destination and our mission to create winning moments for our customers, people and shareholders.

We are also vigorously building our core in light of this mission and vision, including by continuing to strengthen our senior management team. Operational appointments in 2016 have added strength and depth to our bench, including the hiring of Bo Wänghammar as Managing Director of PokerStars Casino and Zeno Ossko as Managing Director of BetStars, and the promotion of Guy Templer to Chief Operating Officer of our brands. In 2017, we began strengthening our corporate leadership team through the appointment of Brian Kyle, who brings over 25 years of senior financial and strategic planning experience to Amaya, as our Chief Financial Officer, and Robin Chhabra, one of the most respected and experienced online gaming executives, as our Chief Corporate Development Officer. This team will build upon the strong momentum of 2016 as we continue to pursue smart, strategic investments to grow our business and redefine the online gaming industry.

In addition, we’ve nominated two new directors for election this year, Mr. Peter Murphy and Ms. Mary Turner, each of whom we believe have impressive track records and will immediately contribute to the success of our company.

With this new spirit and management focus, it is an appropriate time to reflect our evolution through additional corporate initiatives. This year, we ask your approval to change our corporate name to “The Stars Group Inc.” to not only leverage the global consumer awareness of our core brand, but embody our growth ambitions. Along with the name change, we also ask your approval to continue as an Ontario corporation, which will allow us to more effectively manage our business and affairs, including moving our corporate headquarters to Toronto where our new Chief Financial Officer will be based.

*****

On behalf of the company and the Board of Directors, I would like to thank Daniel Sebag for his contributions over the years as our Chief Financial Officer. We wish him all the best in his retirement.

I’d also like to thank Aubrey Zidenberg and General Wesley Clark for their service, dedication and contributions to the Board of Directors and the company over the years.

I’d like to conclude by thanking Rafi, his management teams and all of our people around the world for their dedication and by thanking all of our customers and shareholders for their continued support, loyalty and enthusiasm. We are looking forward to pursuing our vision and mission into the future and sharing our performance, achievements, goals and ambitions with you.

Yours sincerely,

Divyesh (Dave) Gadhia

Divyesh (Dave) Gadhia, CPA, C.A., ICD.D

Chairman of the Board of Directors

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of holders (collectively, the “Shareholders”) of common shares (the “Common Shares”) and class A convertible preferred shares (the “Class A Convertible Preferred Shares”) of Amaya Inc. (“Amaya” or the “Corporation”) will be held at the Marriott Hotel, located at 1050 De La Gauchetière Street West, Montréal, Québec H3B 4C9, at 9:00 a.m. (Eastern Time), on June 21, 2017 (the “Meeting”), for the purposes of:

(a)	receiving the audited consolidated financial statements of the Corporation for the year ended December 31, 2016 and the report of the auditor thereon;
(b)	electing directors for the ensuing year;
(c)	appointing the auditor of the Corporation and authorizing the directors of the Corporation to fix its remuneration;
(d)

considering and, if deemed advisable, adopting a special resolution, with or without variation, the full text of which is reproduced in Schedule “A” to the accompanying management information circular (the “Information Circular”), approving the continuance of the Corporation from the Business Corporations Act (Québec) (“QBCA”) to the Business Corporations Act (Ontario) (the “Continuance”), and in particular, (i) approving and confirming the new general by-laws of the Corporation and repealing by-law No. 2014-1 of the Corporation and the general by-laws of the Corporation, (ii) approving the articles of continuance (the “Articles of Continuance”), and (iii) empowering the board of directors of the Corporation (the “Board”) to determine the size of the Board within the minimum and maximum number of directors provided for in the Articles of Continuance (the “Continuance Resolution”);

(e)

considering and, if deemed advisable, adopting a special resolution, with or without variation, the full text of which is reproduced in Schedule “B” to the Information Circular, authorizing the change of the name of the Corporation to “The Stars Group Inc.”, conditional upon the Continuance becoming effective; and

(f)	transacting such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the Information Circular.

The directors of the Corporation have fixed the close of business on May 1, 2017 as the record date for determining Shareholders entitled to receive notice of and to vote at the Meeting. In accordance with the provisions of the QBCA, the holders of Common Shares and/or Class A Convertible Preferred Shares may in connection with the Continuance Resolution exercise the right to demand that the Corporation repurchase all of their shares, subject to certain conditions. This right is described in the Information Circular. Failure to comply strictly with the requirements set forth in the QBCA may result in the loss or unavailability of such right.

Montréal, Québec, May 21, 2017.

By order of the Board of Directors

(s) Divyesh (Dave) Gadhia
Divyesh (Dave) Gadhia
Chairman of the Board of Directors

IMPORTANT

Shareholders are encouraged to vote. Please complete, date and sign the enclosed form of proxy or voting instruction form and return it in the envelope provided for that purpose. Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., located at 100 University Street, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than 9:00 a.m. (Eastern Time) on June 19, 2017, or, in the event the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened. If you appoint Divyesh (Dave) Gadhia as your proxyholder, your Common Shares and Class A Convertible Preferred Shares will be voted in accordance with your instructions in the form of proxy or voting instruction form or, if no such instructions are given, such proxyholder will vote IN FAVOUR of the matters indicated in items (b) to (e) hereinabove, as applicable. Shareholders may also vote by telephone or internet by following the instructions provided in the enclosed form of proxy. If you choose to vote by telephone or internet, your vote must also be cast no later than 9:00 a.m. (Eastern Time) on June 19, 2017, or, in the event the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened.

These shareholder materials are being sent to both registered and non-registered owners of Common Shares and Class A Convertible Preferred Shares. If you are a non-registered owner of Common Shares or Class A Convertible Preferred Shares, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

This management information circular (this “Information Circular”) is provided in connection with the solicitation of proxies for use at the annual and special meeting (the “Meeting”) of holders (collectively, the “Shareholders”) of common shares (the “Common Shares”) and class A convertible preferred shares (the “Class A Convertible Preferred Shares”) of Amaya Inc. (“Amaya” or the “Corporation”) to be held on June 21, 2017, at the time and place and for the purposes stated in the accompanying notice of meeting (the “Notice of Meeting”). Unless otherwise indicated, the information contained in this Information Circular is given as of May 21, 2017.

Notice to Amaya Shareholders in the United States

Amaya is a corporation existing under the laws of Québec, Canada. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with provincial and Canadian corporate and securities laws. Shareholders should be aware that requirements under such provincial and Canadian laws differ from requirements under United States corporate and securities laws relating to United States corporations. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation and therefore this solicitation is not being effected in accordance with such corporate and securities laws.

Currency AND OTHER INFORMATION

All references in this Information Circular to “dollars”, “US$” and “$” are to U.S. dollars, references to “CDN$” are to Canadian dollars and references to “£” are to Great Britain Pound Sterling. The Corporation’s current presentation currency for its financial statements and management’s discussion and analysis thereon is the U.S. dollar.

Adjusted EBITDA as used by the Corporation in the “Statement of Executive Compensation” section of this Information Circular generally means net earnings (loss) before interest and financing costs, income taxes, depreciation and amortization, stock-based compensation, restructuring and certain other items.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Information Circular contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, statements relating to certain expectations, projections, growth plans, new or improved product introductions, market expansion efforts, and other information related to Amaya’s business strategy and future plans. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its customers and its industries. Although the Corporation and management believe that the expectations reflected in such forward-looking statements are reasonable and based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.

Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Amaya’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Amaya’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Amaya can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Many factors could cause the Corporation’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the “Risk Factors and Uncertainties” section in Amaya’s annual information form for the year ended December 31, 2016 (the “2016 AIF”) and under “Caution Regarding Forward‑Looking Statement”, “Risk Factors and Uncertainties”, “Limitations on Key Metrics and Other Data” and “Key Metrics” in Amaya’s Management’s Discussion and Analysis for the period ended March 31, 2017 (the “Q1 2017 MD&A”): the ability of the Corporation to secure, maintain and comply with all required licenses, permits, approvals, and certifications to distribute and market its products and services in the jurisdictions where the Corporation is currently doing business or intends to do business; the anticipated regulation of online and mobile gaming in various jurisdictions; the anticipated outcome of litigation involving the Corporation; the overall business and economic conditions; the potential financial opportunity of the Corporation’s addressable markets; the potential financial opportunity of individual contracts signed by the Corporation with third parties; the competitive environment in which the Corporation currently operates or intends to operate; the protection of the Corporation’s current and future intellectual property rights; the ability of the Corporation to recruit and retain the services of its key technical, sales, marketing and management personnel; the anticipated outcome of any tax audit involving the Corporation or its subsidiaries; the ability of the Corporation to develop commercially viable products and services as a result of its research and development activities; the Continuance becoming effective and the related adoption of the OBCA By-Laws (in each case, as hereinafter defined); the contemplated name change of the Corporation; the ability of the Corporation to obtain additional financing on reasonable terms or at all; the ability of the Corporation to integrate acquisitions and generate synergies; and the impact of new laws and regulations in Canada, the United States or any other jurisdiction where the Corporation is currently doing business or intends to do business.

Although the Corporation cautions that the foregoing list of significant risk factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” and elsewhere in the 2016 AIF and the Q1 2017 MD&A, are not exhaustive, Shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this Information Circular describe Amaya’s expectations as of May 21, 2017 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

Additional information relating to Amaya can be located under the Corporation’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation’s website at www.amaya.com.

Voting Information and General Proxy Matters

Solicitation of Proxies

The enclosed proxy is being solicited by the management of the Corporation and the expenses of this solicitation will be borne by the Corporation. The solicitation will be conducted primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation, without additional compensation. The Corporation shall directly deliver proxy documents to registered owners and non-registered owners of Common Shares and/or Class A Convertible Preferred Shares which are non-objecting beneficial owners through the Corporation’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), and the Corporation shall bear the cost of such delivery. The Corporation will also reimburse brokers and other persons holding Common Shares and/or Class A Convertible Preferred Shares on their behalf or on behalf of nominees for reasonable costs incurred in sending the proxy documents to non-registered owners who are objecting beneficial owners.

Voting Process

The voting process is different depending on whether you are a registered or non-registered owner of Common Shares and/or Class A Convertible Preferred Shares and, if you are a non-registered owner of Common Shares and/or Class A Convertible Preferred Shares, whether you are a non-objecting beneficial owner or objecting beneficial owner.

If you have Common Shares and/or Class A Convertible Preferred Shares registered in your own name, you are a registered owner. If you do not hold Common Shares and/or Class A Convertible Preferred Shares in your own name, you are a non-registered owner. If your Common Shares and/or Class A Convertible Preferred Shares are listed in an account statement provided to you by a broker, then it is likely that those Common Shares and/or Class A Convertible Preferred Shares will not be registered in your name, but under the broker’s name or under the name of an agent of the broker such as CDS Clearing and Depository Services Inc., the nominee for many brokerage firms, or its nominee.

There are two kinds of non-registered owners: (i) objecting beneficial owners, i.e., those who object to their name being made known to the issuers of shares which they own, and (ii) non-objecting beneficial owners, i.e., those who do not object to their name being made known to the issuers of the shares which they own. Non-objecting beneficial owners will receive a voting instruction form from the Corporation’s registrar and transfer agent, Computershare. This is to be completed and returned to Computershare in the envelope provided.

Securities regulation requires brokers or agents to seek voting instructions from objecting beneficial owners in advance of the Meeting. Objecting beneficial owners should be aware that brokers or agents can only vote Common Shares and/or Class A Convertible Preferred Shares if instructed to do so by the objecting beneficial owner. Your broker or agent (or their agent, Broadridge Financial Solutions, Inc.) will have provided you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your Common Shares and/or Class A Convertible Preferred Shares are voted at the Meeting.

If you are an objecting beneficial owner receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote in person at the Meeting. To vote your Common Shares and/or Class A Convertible Preferred Shares at the Meeting, the voting instruction form or proxy must be returned to the broker or agent well in advance of the Meeting, as instructed by the broker or agent. If you wish to attend and vote your Common Shares and/or Class A Convertible Preferred Shares in person at the Meeting, follow the instructions for doing so provided by your broker or agent.

Record Date

The record date for determining those Shareholders entitled to receive notice and to vote at the Meeting is the close of business on May 1, 2017 (the “Record Date”). Only registered and non-registered owners of Common Shares and/or Class A Convertible Preferred Shares as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting. No person becoming a registered or non-registered owner after the Record Date shall be entitled to receive notice of the Meeting, nor can any registered or non-registered owner vote Common Shares and/or Class A Convertible Preferred Shares they acquire after the Record Date at the Meeting. The failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting. As of the Record Date, there were 146,493,765 Common Shares and 1,139,249 Class A Convertible Preferred Shares issued and outstanding.

Appointment of Proxyholders

The person named as proxyholder in the enclosed form of proxy or voting instruction form, Divyesh (Dave) Gadhia, is the Chairman of the board of directors of the Corporation (the “Board”), and a director of the Corporation. You are entitled to appoint a person, who need not be a Shareholder, other than the person designated in the enclosed form of proxy, to represent you at the Meeting. If you are a registered or non-objecting beneficial owner, such right may be exercised by inserting in the blank space provided in the form of proxy or voting instruction form the name of the person to be designated or by completing another form of proxy or voting instruction form and, in either case, depositing the form of proxy or voting instruction form with the registrar and transfer agent of the Corporation, Computershare, located at 100 University Street, 8th Floor, Toronto, Ontario, M5J 2Y1, at any time before the proxy deadline, being 9:00 a.m. (Eastern Time) on June 19, 2017 or, in the event the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened. Objecting beneficial owners should follow the instructions provided by their broker or agent and must return the form of proxy or voting instruction form as directed by their broker or agent sufficiently in advance of the proxy deadline to enable their broker or agent to act on it before the proxy deadline. The Corporation reserves the right to accept late proxies and to waive the proxy deadline with or without notice, but is under no obligation to accept or reject any particular late proxy.

Revocation of Proxies

You may revoke your proxy by providing new voting instructions in a new proxy or voting instruction form with a later date. Any new voting instructions, however, will only take effect if received prior to the proxy deadline. Registered and non-objecting beneficial owners may also revoke their proxy without providing new voting instructions by giving a notice in writing signed by such owner, or by his or her attorney authorized in writing to the registrar and transfer agent of the Corporation, Computershare, located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law; provided that if the registered or non-objecting beneficial owner is not an individual, the notice in writing must be signed by a duly authorized officer of such owner. Registered owners may attend the Meeting and vote in person and, if they do so, any voting instructions previously given by them for such Common Shares and/or Class A Convertible Preferred Shares will be revoked. Objecting beneficial owners must contact their broker or agent in order to revoke their voting instructions and/or provide new voting instructions.

Exercise of Voting Rights by Proxies

The person named as proxies will vote or withhold from voting the Common Shares and/or Class A Convertible Preferred Shares in respect of which he is appointed or vote for or against any particular question, in accordance with the instructions of the Shareholder appointing him. In the absence of such instructions, such Common Shares and/or Class A Convertible Preferred Shares will be voted in favour of all the matters identified in the attached Notice of Meeting, as applicable. The enclosed form of proxy confers discretionary authority upon the person named therein to vote as he sees fit with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment or variation or other matter that comes before the Meeting is or is not routine or is contested. As at the date of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting in Person at the Meeting

Registered owners may attend and vote in person at the Meeting. Non-objecting beneficial owners wishing to attend and vote in person at the Meeting should insert their name in the space provided in the voting instruction form and deposit it with Computershare, at any time before the proxy deadline. Objecting beneficial owners wishing to attend and vote in person at the Meeting should follow the instructions provided by their broker or agent. If you are a Canadian resident objecting beneficial owner, you need only insert your name in the space provided for the proxyholder appointment in the voting instruction form or proxy form, and return it as instructed by your broker or agent and you should not complete the voting section of the proxy form or voting information form, as you will vote in person at the Meeting. If you are an objecting beneficial owner resident in the United States, you will likely be instructed to mark the appropriate box on the other side of the voting instruction form to request a legal proxy to be issued and mailed to you by your broker or agent, and you will need to send the voting instruction form to your broker or agent, receive the legal proxy from your broker or agent and deposit the legal proxy with Computershare prior to the proxy deadline.

Interest of Certain Persons in Matters to Be Acted Upon

No person who has been a director or an executive officer of the Corporation nor any proposed nominee for election as a director of the Corporation at any time since the beginning of its last completed financial year, or any associate or affiliate of any such director, officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as set forth in this Information Circular.

Voting Securities and Principal Holders Thereof

As at May 21, 2017, 146,517,515 Common Shares and 1,139,249 Class A Convertible Preferred Shares were issued and outstanding. To the knowledge of the Board and management of the Corporation and based on publicly available information, as at May 21, 2017, no person owned or exercised control or direction over more than 10% of the issued and outstanding Common Shares except for (i) Caledonia (Private) Investments Pty Limited, which held 28,844,415 Common Shares, representing approximately 19.7% of all of the issued and outstanding Common Shares as of that date, and (ii) Discovery Key Investments Limited, a company wholly owned by Mr. Hao Tang, which held 16,305,500 Common Shares, representing approximately 11.1% of all of the issued and outstanding Common Shares as of that date. To the knowledge of the Board and management of the Corporation, as at May 21, 2017, no person owned or exercised control or direction over more than 10% of the issued and outstanding Class A Convertible Preferred Shares except for (i) GSO Capital Partners LP, which held 651,060 Class A Convertible Preferred Shares, representing approximately 57.1% of all of the issued and outstanding Class A Convertible Preferred Shares as of that date, and (ii) Blackrock Inc., which held 263,380 Class A Convertible Preferred Shares, representing approximately 23.1% of all of the issued and outstanding Class A Convertible Preferred Shares as of that date.

Business of the Meeting

The Meeting will be constituted as an annual and special meeting. The audited consolidated financial statements of the Corporation for the year ended December 31, 2016 and the auditor’s report thereon and its attestation report on the Corporation’s internal control over financial reporting will be presented to the Shareholders at the Meeting, but no vote thereon or with respect thereto is required or proposed to be taken. Shareholders will be asked to consider and vote on:

A.	the election of the directors of the Corporation who will serve until the next annual meeting of Shareholders or until their successors are appointed;
B.

the appointment of the auditor of the Corporation who will serve until the end of the next annual meeting of Shareholders or until its successor is appointed, and authorizing the Board to fix its remuneration;

C.

the adoption of the special resolution, with or without variation, the full text of which is attached as Schedule “A” to this Information Circular (the “Continuance Resolution”), authorizing the continuance of the Corporation from the Business Corporations Act (Québec) (the “QBCA”) to the Business Corporations Act (Ontario) (the “OBCA”) (the “Continuance”), and in particular, (i) approving and confirming the new general by-laws of the Corporation (the “OBCA By-Laws”) and repealing by-law No. 2014-1 of the Corporation (“By-Law No. 2014-1”) and the general by-laws of the Corporation (the “General By-Laws”, and together with By-Law No. 2014-1, the “Current By-Laws”), (ii) approving the articles of continuance (the “Articles of Continuance”), and (iii) empowering the Board to determine the size of the Board within the minimum and maximum number of directors provided for in the Articles of Continuance;

D.

the adoption of the special resolution, with or without variation, the full text of which is attached as Schedule “B” to this Information Circular (the “Name Change Resolution”), authorizing the change of the name of the Corporation to “The Stars Group Inc.”, conditional upon the Continuance becoming effective; and

E.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Presentation of the Financial Statements

As indicated above, the audited consolidated financial statements of the Corporation for the year ended December 31, 2016 and the auditor’s report thereon and its attestation report on the Corporation’s internal control over financial reporting will be presented to the Shareholders at the Meeting, but no vote with respect thereto is required or proposed to be taken.

A.	Election of Directors

The articles of the Corporation (the “Articles”) provide that the Board shall consist of not less than three and not more than fifteen directors. The number of directors currently in office is six. Each director of the Corporation elected will hold office until the next annual meeting of the Shareholders or until the election of his successor, unless he resigns or his office otherwise becomes vacant.

Majority Voting

The Corporation has adopted a majority voting policy pursuant to which any nominee for a director position who has more votes cast by ballot at a meeting of Shareholders of the Corporation at which directors are to be elected (or, if no ballot is conducted, votes represented by proxies validly deposited prior to that meeting) “withheld” from his or her election than are cast in favour of his or her election at that meeting must, immediately following that meeting, tender his or her resignation to the Board for consideration. Directors other than those who received more votes withheld than were voted in favour of their election shall consider, and within 90 days determine, whether or not to accept the resignation. The resignation shall be accepted absent exceptional circumstances and is effective when accepted by the Board. A press release disclosing the directors’ determination shall be issued promptly following such determination, and if the resignation is not accepted will include the reasons for doing so. Majority voting would not, however, apply in the event a director’s election is contested.

Advance Notice

The Corporation’s Current By-Laws contain advance notice requirements for director nominations. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the attention of the Secretary of the Corporation, and include the information set forth in the advance notice by-laws of the Corporation. The notice must be made not less than 30 days and not more than 65 days prior to the date of the relevant shareholder meeting. The Corporation’s Current By-Laws, which include the advance notice provisions under the 2014-1 By-Law, are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The proposed OBCA By-Laws which are to be approved and confirmed by the requisite vote of Shareholders at the Meeting to the extent the Continuance Resolution is approved will also include certain advance notice requirements, which are substantially similar, in all material respects, to those currently in place under the 2014-1 By-Law, other than those summarized under “Comparison Between OBCA By-Laws and Current By-Laws”.

Nominees

Management of the Corporation proposes to nominate the persons whose names are set forth below to act as directors of the Corporation. Except where authority to vote on the election of directors is withheld, the person named in the accompanying form of proxy intend to vote IN FAVOUR of the election of each of the nominees whose names are hereinafter set forth. If prior to the Meeting, any of the nominees shall for any reason become unable or unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy shall be used to vote for any other person or persons identified by the Board to serve as directors, unless the Shareholder has specified in the form of proxy that his, her or its Common Shares are to be withheld from voting on the election of directors. The Board and management of the Corporation have no reason to believe that any of such nominees will be unable or unwilling to serve, for any reason, if elected to office.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, all other positions and offices with the Corporation now held by them, their principal occupations or employment, their periods of service as directors of the Corporation and the number of Common Shares beneficially owned or over which control or direction is exercised by each of them (including Common Shares underlying certain equity-based compensation), in each case as at May 21, 2017. Each director will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant.

Name of Proposed Directors	Position in the Corporation	Principal Occupation	Director Since	Common Shares(1)	RSUs(2)	DSUs(2)	Aggregate Value of Common Shares, RSUs and DSUs(3)
Divyesh (Dave) Gadhia Burnaby, British Columbia, Canada	Chairman of the Board(4)	President of Atiga Investments Inc. (investment firm)	May 11, 2010	42,500	4,000	29,851	$1,443,450
Harlan Goodson Sacramento, California, USA	Director(4)(5)	Attorney, The Law Office of Harlan W. Goodson (law firm)	May 11, 2010	9,571	—	—	$180,944
Alfred F. Hurley, Jr. New York, New York, USA	Director and Chairman of the Corporate Governance, Nominating and Compensation Committee(4)(5)	Corporate director and consultant	June 28, 2016	4,000	—	—	$75,622
David Lazzarato Toronto, Ontario, Canada	Director and Chairman of the Audit Committee(5)	Media and broadcast industry consultant	June 28, 2016	—	4,000	—	$75,622
Peter E. Murphy Los Angeles, California, USA	Director Nominee	Founder and chairman of Wentworth Capital Management (investment and venture capital firm)	—	—	—	—	—
Mary Turner Beamsville, Ontario, Canada	Director Nominee	Corporate director	—	—	—	—	—

Notes:

(1)

The information as to the number of Common Shares beneficially owned or over which control is exercised is provided to the best of the knowledge of the Corporation based on publicly available information and includes restricted Common Shares held.

(2)

This represents the amount of time-based restricted shares units (“RSUs”) and deferred share units (“DSUs”) granted to certain directors in March 2017 pursuant to the equity incentive plan of the Corporation dated June 22, 2015 (the “2015 Equity Incentive Plan”).

(3)

The aggregate value of the Common Shares, RSUs and DSUs for each director nominee was calculated by converting the closing price of the Common Shares on the TSX on May 19, 2017 from Canadian dollars to U.S. dollars using an exchange rate as of such date of 1.360983.

(4)	Member of the corporate governance, nominating and compensation committee (the “Corporate Governance, Nominating and Compensation Committee”).
(5)	Member of the audit committee (the “Audit Committee”).

The proposed directors, as a group, beneficially own, directly or indirectly, or exercise direction or control over, 56,071 Common Shares, representing approximately 0.04% of the issued and outstanding Common Shares as at May 21, 2017.

Biographies

Divyesh (Dave) Gadhia, CPA, C.A., ICD.D

Mr. Divyesh (Dave) Gadhia, 54, is the Chairman of the Board and was appointed as such in June 2016, and is a member of the Corporate Governance, Nominating and Compensation Committee. Mr. Gadhia is and has been the President of Atiga Investments Inc., an investment firm focused on consumer products, since 2010. He served as the Chief Executive Officer and Executive Vice Chairman of Gateway Casinos & Entertainment Limited from 1992 until 2010, where he was responsible for strategic initiatives, regulatory matters and governmental relations. He has served as a director of a number of other private and public companies, as well as charities, including a director of the Canadian Gaming Association from 2005 to 2010, a director of Gateway Casinos & Entertainment Limited from 1999 to 2007, and a director of Trian Equities from 1994 to 1999. In 2009, Mr. Gadhia was awarded the Canadian Gaming News Outstanding Achievement Award and was previously awarded the Business in Vancouver’s Top 40 Under 40 Award. He is also a director of Spud.ca, an online home delivery service for organic groceries. Mr. Gadhia is a Chartered Public Accountant, a member of the Institute of Corporate Directors and holds a business degree from Simon Fraser University.

Harlan Goodson

Mr. Harlan Goodson, 70, is a current director and member of each of the Audit Committee and Corporate Governance, Nominating and Compensation Committee, and served as the Director of California’s Division of Gambling Control from 1999 to 2003, during which he led the implementation of California’s Tribal-State Class III gaming compacts. Prior to forming his own law practice, The Law Office of Harlan W. Goodson, in Sacramento, California, Mr. Goodson was with the national law firm of Holland and Knight, LLP for four years where his practice concentrated on Gaming Law and Gaming Regulation and Governmental Affairs. Mr. Goodson’s biography was published in the 2000 edition of Who’s Who in American Law and in 2002, his work gained him international distinction when he was the recipient of the International Masters of Gaming Law inaugural Regulator of the Year award in 2001. Prior to being appointed to the position of Director of California’s Division of Gambling Control, Mr. Goodson worked in the California State Senate as a legislative consultant for Senator Bill Lockyer from 1994 to 1999. While serving as a consultant in the state legislature, Mr. Goodson drafted legislation in the areas of criminal law, correctional law, juvenile law and insurance law. Since 1996, Mr. Goodson has been an adjunct law professor teaching classes on the legislative process and statutory interpretation at John F. Kennedy University, School of Law. He has been a national speaker at conferences, symposia, law schools and before governmental bodies on the subjects of gaming regulation, Tribal government gaming, and Tribal-State relations. Mr. Goodson is a member of the California State Bar, the International Masters of Gaming Law and the International Association of Gaming Advisors. In 2007, Mr. Goodson also served as a Judge Pro Tempore for the Superior Court in Sacramento, California. Mr. Goodson has also been listed in America’s Best Lawyers annually since 2005 and was selected by his peers as the Northern California 2012 Attorney of the Year for Gaming Law.

Alfred F. Hurley, Jr.

Mr. Alfred F. Hurley, Jr., 62, is a current director, Chairman of the Corporate Governance, Nominating and Compensation Committee and member of the Audit Committee, and has been a director of New Mountain Finance Corporation, an NYSE-listed business development company (“NMFC”), since 2010. He is the Chairman of NMFC’s Nomination and Governance and Compensation Committees and a member of its Audit and Valuation Committees. Mr. Hurley has also been a director of Merrill Corporation, which is a privately held company that provides outsourced solutions for complex, regulated and confidential business information since 2013. He serves as Chairman of Merrill’s Compensation and Governance and Human Resources Committee and as a member of the Audit Committee. Since February 2014, Mr. Hurley has been the sole member of a consulting business, Alfred F. Hurley, Jr. & Company, LLC. He was Vice Chairman of Emigrant Bank and Emigrant Bancorp (collectively, the “Bank”) from 2007 and 2009, respectively, to December 2012, and was a consultant at the Bank during 2013. His responsibilities at the Bank included advising the Bank’s Chief Executive Officer on strategic planning, acquisitions and divestitures, asset/liability management, on-line banking and new products. In addition, he was Chairman of the Bank’s Credit and Risk Management Committee from November 2008 to January 2012 and the Bank’s acting Chief Risk Officer from January 2009 until January 2012. Before joining the Bank, Mr. Hurley was the Chief Executive Officer of M. Safra & Co., a private money management firm, from 2004 to 2007. Prior to joining M. Safra & Co., Mr. Hurley worked at Merrill Lynch (“ML”) from 1976 to 2004. His latest management positions prior to his departure included serving as Senior Vice President of ML & Co. and Head of Global Private Equity Investing,

Managing Director and Head of Japan Investment Banking and Capital Markets, Managing Director and Co-Head of the Global Manufacturing and Services Group, and Managing Director and Head of the Global Automotive, Aerospace, and Transportation Group. As part of his management duties, he was a member of the Corporate and Institutional Client Group (“CICG”) Executive Committee which had global responsibility for ML’s equity, debt, investment banking and private equity businesses, a member of the Japan CICG Executive Committee, and a member of the Global Investment Banking Management and Operating Group Committees. Mr. Hurley graduated from Princeton University with an A.B. in History, cum laude.

David Lazzarato, FCA, C.A., ICD.D

Mr. David Lazzarato, 61, is a current director and Chairman of the Audit Committee, and is a media and broadcast industry consultant who assists companies in the areas of strategy development, mergers and acquisitions and financing. He has served as a member of the board of directors and chair of the audit committee of Yellow Pages Limited (TSX: Y) since December 2012 and was Senior Vice President, Finance at Bell Canada in 2010 and 2011. From 2009 until 2013, Mr. Lazzarato served on the board of directors and was the chair of the audit committee of LED Roadway Lighting and from 2004 to 2013, he was vice chair of the Trillium Health Centre Foundation. In 2008, Mr. Lazzarato was Chief Executive Officer of Craig Wireless Systems. Prior to joining Craig Wireless Systems, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Alliance Atlantis Communications Inc. and Chairman of Motion Picture Distribution from 2005 to 2007. From 1999 to 2004, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Allstream Inc. (formerly, AT&T Canada Inc.) and was Chief Corporate Officer of MTS Allstream Inc. in 2004. Mr. Lazzarato is past Chair of the McMaster University Board of Governors and of the Council of Chairs of Ontario Universities. Mr. Lazzarato earned a Bachelor of Commerce degree from McMaster University and is a Chartered Accountant, having received the FCA designation from the Ontario Institute of Chartered Accountants in 2006. Mr. Lazzarato received the ICD.D certification from the Institute of Corporate Directors in 2008 and has also completed the Senior Executive Program at the Massachusetts Institute of Technology.

Peter E. Murphy

Mr. Peter E. Murphy, 54, is the Founder and Chairman of Wentworth Capital Management, LLC (“Wentworth”), a private investment and venture capital firm focused on media, technology, and branded consumer businesses. Wentworth advises and invests in early and later stage growth businesses in digital media, television, and entertainment. Mr. Murphy currently serves on the boards of directors of various public media and consumer-facing companies including Tribune Media Company (NYSE: TRCO), where he is Chairman of the Audit Committee and serves on the Transaction and Nominating & Governance Committees, and Malibu Boats, Inc. (Nasdaq: MBUU), where he is Chairman of the Compensation Committee and serves on the Nominating & Governance Committee. Mr. Murphy’s extensive board experience includes previously serving as the Chairman of the Board of Revel Entertainment Group, LLC and board member of Fisher Communications, Inc. and Dial Global, Inc. (now Westwood One, Inc.), where he served as the Chairman of a Special Committee for restructuring and on the Audit Committee. Mr. Murphy previously served as President, Strategy & Development of Caesars Entertainment Corporation (“Caesars Entertainment”), one of the world’s largest gaming companies. During his time at Caesars Entertainment he was responsible for corporate strategy and growth, mergers and acquisitions, corporate development and real estate development around the world. Prior to joining Caesars Entertainment, Mr. Murphy was an operating partner at Apollo Global Management, LLC, focused on media and entertainment. Mr. Murphy spent over 18 years at The Walt Disney Company (“Disney”) in senior executive roles, serving as Disney’s Senior Executive Vice President, Chief Strategic Officer, Senior Advisor to the CEO, a member of Disney’s executive management committee and the Chief Financial Officer of ABC, Inc. He was responsible for strategy, new business development, mergers and acquisitions, technology, brand management, research and development and long term planning for the growth of Disney’s global businesses. During his tenure, Disney grew from approximately $5 billion in revenue to over $35 billion. Mr. Murphy holds a bachelor’s degree from Dartmouth College where he graduated Phi Beta Kappa and Magna Cum Laude, and an MBA from the University of Pennsylvania’s Wharton School of Business.

Mary Turner, FCPA, FCA, C. Dir

Ms. Mary Turner, 64, is a director nominee and served as President and Chief Executive Officer and board member of Canadian Tire Bank, a subsidiary of Canadian Tire Corporation (TSX: CTC), from 2012 until her retirement in 2016. She has over 25 years of experience in financial services, payments, customer service, credit risk management, enterprise risk management, operations, finance and information technology at Canadian Tire. Prior to joining Canadian Tire, Ms. Turner was a partner at Deloitte & Touche (now Deloitte LLP) in Toronto from 1985 to 1992. Throughout her career, Ms. Turner has been a member of several boards of directors, including Mackenzie Financial Corporation, a subsidiary of IGM Financial Inc. (TSX: IGM), where she chairs the Fund Oversight Committee.  She also currently serves on the boards of directors of YMCA Canada, where she is a member of the Audit Committee, as well as Niagara College and Canadian Tire Jumpstart Charities, where she chairs their Audit Committees. Ms. Turner has an honours B.Sc and is a graduate of the Chartered Director Program at McMaster University.  She is a Chartered Accountant and received the FCA designation from the Ontario Institute of Chartered Accountants in 2003.

Record of Attendance of Directors at Board Meetings

The following table sets forth the record of attendance of directors at meetings of the Board, the Audit Committee, the Corporate Governance, Nominating and Compensation Committee and the Special Committee (as defined below under “Interests of Informed Persons in Material Transactions”) during the year ended December 31, 2016.

Director	Meetings of Directors	Audit Committee	Corporate Governance, Nominating and Compensation Committee	Special Committee(6)
Divyesh (Dave) Gadhia(1)	29/32	3/3	4/4	86/86
Wesley K. Clark(2)	27/32	3/3	3/3	N/A
Harlan Goodson	31/32	5/5	4/4	86/86
Aubrey Zidenberg(3)	32/32	N/A	N/A	41/41
Alfred F. Hurley, Jr.(4)	10/10	2/2	1/1	32/33
David Lazzarato(5)	10/10	2/2	N/A	44/45

Notes:

(1)

Following Amaya’s 2016 annual general meeting of Shareholders held on June 28, 2016 (the “2016 Annual Meeting”), the Board appointed Mr. Gadhia as Chairman of the Board. On that same date, Mr. Gadhia was replaced as a member of the Audit Committee.

(2)

Following the 2016 Annual Meeting, General Clark was replaced as a member of each of the Audit Committee and Corporate Governance, Nominating and Compensation Committee. General Clark will not be standing for re-election as director at the Meeting.

(3)	Following the 2016 Annual Meeting, Mr. Zidenberg was replaced as a member of the Special Committee. Mr. Zidenberg will not be standing for re-election as director at the Meeting.
(4)

Following his election at the 2016 Annual Meeting, Mr. Hurley was appointed as the Chairman of the Corporate Governance, Nominating and Compensation Committee and as a member of the Audit Committee. Mr. Hurley participated in 23 Special Committee meetings as a guest, until he became a permanent member of the Special Committee in October 2016, after which he attended 9 Special Committee meetings.

(5)

On June 14, 2016, Amaya announced that it had been advised by Paul McFeeters, proposed Board nominee at the 2016 Annual Meeting, that for personal reasons unrelated to Amaya he would not be able to serve as a director and that, assuming he was elected at the 2016 Annual Meeting, he would submit his resignation immediately and be replaced by Mr. Lazzarato. Mr. McFeeters resigned immediately after his election at the 2016 Annual Meeting and Mr. Lazzarato was appointed to fill the vacancy. Following his appointment to the Board, Mr. Lazzarato was appointed as the Chairman of the Audit Committee and a member of the Special Committee.

(6)	The Special Committee also held two update meetings per week, as well as additional meetings as required to fulfill its mandate.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below and to the knowledge of the Corporation, none of the proposed directors of the Corporation is, or within 10 years before the date hereof, has been:

(a)	a director, chief executive officer or chief financial officer of any company (including the Corporation) that
(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Notwithstanding the foregoing, Mr. Murphy was a director of Revel Entertainment Group, LLC during its filing for Chapter 11 reorganization under applicable U.S. bankruptcy laws in June 2014 until its sale in April 2015.

To the knowledge of the Corporation, none of the proposed directors of the Corporation have been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
B.	Appointment of Auditor

At the Meeting, holders of Common Shares will be asked to approve a resolution to reappoint Deloitte LLP, London, England, United Kingdom (“Deloitte”) as the independent external auditor of the Corporation until the close of the next annual meeting of the Shareholders or until its successor is appointed, and to authorize the directors of the Corporation to fix its remuneration. Deloitte was initially appointed as independent external auditor on September 15, 2015.

The Board, upon advice of the Audit Committee, unanimously recommends that holders of Common Shares vote IN FAVOUR of the reappointment of Deloitte as auditor of the Corporation, to hold office until the close of the next annual meeting of the Shareholders or until its successor is appointed, and authorizing the directors of the Corporation to fix its remuneration. The reappointment of Deloitte must be approved by a majority of the votes cast on the matter at the Meeting.

If you appoint Divyesh (Dave) Gadhia as your proxyholder, your Common Shares will be voted in accordance with your instructions in the form of proxy or voting instruction form or, if no such instructions are given, such proxyholder will vote IN FAVOUR of the reappointment of Deloitte as auditor of the Corporation, to hold office until the close of the next annual meeting of the Shareholders or until its successor is appointed, and authorizing the directors of the Corporation to fix its remuneration.

C.	Continuance Resolution

At the Meeting, holders of Common Shares and Class A Convertible Preferred Shares, each voting as a separate class, will be asked to consider and, if deemed advisable, to pass, with or without variation, the Continuance Resolution, the form of which is attached as Schedule “A” to this Information Circular. The Continuance Resolution seeks to authorize the Continuance, and in particular, (i) approve and confirm the OBCA By-Laws, and repeal the Current By-Laws, (ii) approve the Articles of Continuance, and (iii) empower the Board to determine the size of the Board within the minimum and maximum number of directors provided for in the Articles of Continuance (the “Board Size Provision”). The proposed Articles of Continuance are set out in Exhibit “A” to this Information Circular in a form that assumes the passage of the Continuance Resolution and the Name Change Resolution.

Other than the Board Size Provision and other conforming changes to replace references to Québec, Montréal and the QBCA to Ontario, Toronto and the OBCA, as applicable, in the terms of the Common Shares and the Class A Convertible Preferred Shares, the Articles of Continuance are substantially similar, in all material respects, to the Corporation’s current Articles. The Board has approved the Continuance, the OBCA By-Laws and the Articles of Continuance.

The rights of Shareholders are currently governed, as to matters of corporate law, by the QBCA. Under the QBCA, the Corporation may, if authorized by special resolution of its Shareholders and the Québec enterprise registrar (the “QBCA Enterprise Registrar”), apply under the OBCA for a certificate of continuance, provided the Corporation satisfies the QBCA Enterprise Registrar that its proposed continuance in another jurisdiction will not adversely affect its creditors or Shareholders. Upon the issuance of a certificate of continuance in respect of the Corporation, the QBCA will cease to apply to the Corporation and the rights of Shareholders, as to matters of corporate law, will be governed by the OBCA.

The Board believes that the Continuance is in the best interests of the Corporation and will allow the Corporation to more effectively manage its business and affairs. Upon the Continuance becoming effective, the Corporation intends to move its head office to Toronto, Ontario. The Corporation’s authorized and issued share capital, as well as the terms and conditions attached thereto, will remain unaltered. The Continuance does not create a new legal entity, nor will it prejudice or affect the continuity of the Corporation as a whole. The persons who constitute the Board will continue to be those persons elected by the Shareholders at the Meeting and the officers of the Corporation will continue to be those persons appointed by the Board.

Under the OBCA, the Corporation will continue to: (i) possess all of the Corporation’s property, rights and privileges, (ii) be subject to all the liabilities, including civil, criminal or quasi-criminal and all contracts, disabilities and debts of the Corporation, (iii) be subject to the enforcement by or against the Corporation of a conviction, or ruling, order or judgment in favour of or against the Corporation, and (iv) be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against the Corporation.

Right to Demand Repurchase of Shares

The adoption of the Continuance Resolution entitles a holder of Common Shares and/or Class A Convertible Preferred Shares to demand that the Corporation repurchase all of the Shareholder’s registered Common Shares and/or Class A Convertible Preferred Shares in the manner provided in sections 372 and following of the QBCA. Holders of Common Shares and/or Class A Convertible Preferred Shares must exercise all the voting rights carried by those Common Shares and/or Class A Convertible Preferred Shares against the Continuance Resolution in order to demand that the Corporation repurchase the Common Shares and/or Class A Convertible Preferred Shares held by the relevant Shareholder. A summary of the repurchase rights is set out in Exhibit “C” to this Information Circular, which is qualified in its entirety by sections 372 and following of the QBCA, which are reproduced in Exhibit “D” to this Information Circular.

The Board unanimously recommends that the Shareholders vote IN FAVOUR of the Continuance Resolution. The Continuance Resolution requires the approval of not less than two-thirds of the votes cast by the holders of the Common Shares and Class A Convertible Preferred Shares, in each case voting as a separate class, in order to be adopted. In the event that holders of one class of shares approve the Continuance Resolution with the necessary affirmative vote and holders of the other class do not, the Continuance Resolution will not be approved. If you appoint Divyesh (Dave) Gadhia as your proxyholder, your Common Shares and/or Class A Convertible Preferred Shares will be voted in accordance with your instructions in the form of proxy or voting instruction form or, if no such instructions are given, such proxyholder will vote IN FAVOUR of the Continuance Resolution.

Comparison of Rights under the QBCA and OBCA

While it is not practical to summarize all aspects of the rights of Shareholders as governed by the QBCA or the OBCA in this Information Circular, certain differences which the Corporation considers could affect the rights of Shareholders are set forth below. The Corporation is of the view that the OBCA will provide Shareholders with substantially the same rights as are available to Shareholders under the QBCA, including rights of dissent and appraisal, and rights to bring derivative actions and oppression actions. This summary is not an exhaustive review of the two statutes, and reference should be made to the full text of both statutes for particulars of the differences. Shareholders should consult their professional advisors with respect to the detailed provisions of the OBCA and their rights thereunder.

Amendments to Charter Documents and Other Fundamental Changes

Under the QBCA, any amendment to the articles of a corporation requires approval from the shareholders by a resolution adopted by at least two-thirds of the votes cast at a shareholders meeting by the shareholders entitled to vote on the resolution (a special resolution). However, the board of directors of a corporation may, without shareholder authorization, correct certain errors, irregularities and illegal provisions contained in the articles of the corporation (except if such correction would be prejudicial to the rights of shareholders or the corporation’s creditors), or consolidate them. In addition, certain fundamental changes referenced in the statute also require approval from the shareholders by a special resolution passed by at least two-thirds of the votes cast on the resolution. Such fundamental changes include an alienation of property affecting significant business activity (see below), an amalgamation of the corporation with another entity, the continuance of the corporation to another jurisdiction, or the dissolution or liquidation of the corporation. In all cases where a special resolution is required, an assessment must be made to determine if the resolution favours certain shareholders of a class or series of shares or changes prejudicially the rights attaching to a class or series of shares, in which cases approval by special resolution by each concerned class or series of shares must also be obtained. The QBCA also provides that such separate class or series vote is not required in certain circumstances.

Under the OBCA, certain fundamental changes referenced therein require a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration at a special meeting of shareholders. Such fundamental changes include the amendment of the corporation’s articles, the sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business, certain amalgamations of the corporation with another entity, the continuance of the corporation to another jurisdiction, or certain dissolutions or liquidations of the corporation. In certain instances, where the rights of the holders of a class or series of shares are affected by the alteration differently than those of the holders of other classes or series of shares, the alteration is also subject to approval by a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote.

Alienation of Property Affecting Significant Business Activity

Under the QBCA, an alienation (including by a subsidiary or through loss of control of a subsidiary) of a corporation’s property (other than to a wholly-owned subsidiary of the corporation), which results in the corporation being unable to retain a significant part of its business activity, requires prior approval from the shareholders by a special resolution passed by at least two-thirds of the votes cast on the resolution at a shareholders meeting.

Under the QBCA, a corporation is deemed to retain a significant part of its business activity after an alienation if the business activity retained (i) required the use of at least 25% of the value of the corporation’s assets as at the date of the end of the most recently completed fiscal year and (ii) generated at least 25% of either the corporation’s revenues or its income before taxes during the most recently completed fiscal year.

The OBCA requires approval of the holders of shares of each class or series of a corporation represented at a duly called meeting by not less than two-thirds of the votes cast upon a special resolution for a sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business of the corporation, and the holders of shares of a class or series are entitled to vote separately only if the sale, lease or exchange would affect such class or series in a manner different from the shares of another class or series entitled to vote.

Delegation by Directors

Under the QBCA, the board of directors may not delegate its power to: (i) submit to the shareholders any question or matter requiring their approval, (ii) fill a vacancy among the directors or in the office of auditor or to appoint additional directors, (iii) appoint the president of the corporation, the chair of the board of directors, the chief executive officer, the chief operating officer or the chief financial officer regardless of their title, and to determine their remuneration, (iv) authorize the issue of shares, (v) approve the transfer of unpaid shares, (vi) declare dividends, (vii) acquire, including by purchase, redemption or exchange, shares issued by the corporation, (viii) split, consolidate or convert shares, (ix) authorize the payment of a commission to a person who purchases shares or other securities of the corporation, or procures or agrees to procure purchasers for those shares or securities, (x) approve the financial statements presented at the annual meetings of shareholders, (xi) adopt, amend or repeal by-laws, (xii) authorize calls for payment, (xiii) authorize the confiscation of shares, (xiv) approve an amendment to the articles allowing a class of unissued shares to be divided into series, and to determine the designation of and the rights and restrictions attaching to those shares, or (xv) approve a short-form amalgamation.

While the OBCA permits the board of directors to delegate most of its powers to a managing director or a committee of directors, the powers enumerated under items (i), (ii), (iii) (other than the power to determine remuneration), (iv), (vi), (vii), (ix), (x), (xi), (xiv) and (xv), and the power to remove the officers designated in item (iii) may never be delegated to such managing director or committee. In addition, the OBCA does not allow the delegation of the power to approve a management information circular for the corporation, or approve a take-over bid circular, issuer bid circular or directors’ circular.

Disclosure of Interests

Under the QBCA, every director or officer of a corporation must disclose the nature and value of any interest he or she has in a contract or transaction to which the corporation is a party. For the purposes of this rule, “interest” means any financial stake in a contract or transaction that may reasonably be considered likely to influence decision-making. Furthermore, a proposed contract or a proposed transaction, including related negotiations, is considered a contract or transaction. In addition, a director or an officer must disclose any contract or transaction to which the corporation and any of the following are a party: (i) an associate of the director or officer; (ii) a group of which the director or officer is a director or officer; or (iii) a group in which the director or officer or an associate of the director or officer has an interest. Such disclosure is required even for a contract or transaction that does not require approval by the board of directors. If a director is required to disclose his or her interest in a contract or transaction, such director is not allowed to vote on any resolution to approve, amend or terminate the contract or transaction or be present during deliberations concerning the approval, amendment or termination of such contract or transaction, unless the contract or transaction (i) relates primarily to the remuneration of the director or an associate of the director as a director, officer, employee or mandatory of the corporation or an affiliate of the corporation, (ii) is for indemnity or liability insurance under the QBCA, or (iii) is with an affiliate of the corporation, and the sole interest of the director is as a director or officer of the affiliate.

Under the OBCA, every director or officer of a corporation must disclose to the corporation the nature and extent of any interest that he or she has in a contract or transaction, whether made or proposed, with the corporation, but only if the contract or transaction is “material” and the director or officer (i) is a party to the contract or transaction, (ii) is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or (iii) has a material interest in a party to the contract or transaction. If a director is required to disclose his or her interest in a contract or transaction, such director is not allowed to attend any part of a meeting of directors during which its contract or transaction is discussed and is not allowed to vote on any resolution to approve the contract or transaction unless the contract or transaction (i) relates primarily to the remuneration of the director as a director of the corporation or an affiliate of the corporation, (ii) is for indemnity or insurance under the OBCA, or (iii) is with an affiliate of the corporation.

Financial Tests

Under the QBCA, operations such as a reduction of capital, the purchase or redemption of its own shares, the declaration or payment of a dividend, or an amalgamation, cannot be implemented if there are reasonable grounds for believing that the corporation is, or would after the operation be, unable to pay its liabilities as they become due. The same applies to an acquisition of shares (purchase or redemption), and in such a case the corporation may not make a payment that would make it unable, in the event of liquidation, to repay shares ranking higher than or equally with the shares so acquired, taking into account any waiver of repayment by the higher-or equal-ranking shareholders.

Under the OBCA, the implementation of such operations, as well as a change of name or any repurchase or redemption of shares by a corporation, is subject to the same restriction, but also to the additional restriction that the operation may not be implemented if there are reasonable grounds to believe that the realizable value of the corporation’s assets would, after the operation, be less than the aggregate of its liabilities (including, in the case of a repurchase, dividend or amalgamation, its stated capital of all classes, and in the case of a redemption, any amount payable on a redemption or liquidation to holders of shares that have a right to be paid before or rateably with the holders of the shares being purchased or redeemed).

Head Office

Under the QBCA, the head office of a corporation must be permanently located in Québec. A corporation may, by a resolution of its board of directors, relocate its head office within the judicial district in which it is located. The corporation may also, by special resolution, relocate its head office to another judicial district in Québec.

Under the OBCA, a corporation shall at all times have a registered office in Ontario at the location specified in its articles. A corporation may, by resolution of its directors, change the location of its registered office within a municipality or geographic township. A corporation may, by special resolution of shareholders, change the municipality or geographic township in which its registered office is located to another place in Ontario.

Interim Costs

In an application made further to certain remedies under the QBCA, the court may, at any time, order a corporation or any of its subsidiaries to pay to the applicant interim costs, including judicial and extrajudicial fees, to the extent that they are reasonable. The applicant may be held accountable for such interim costs at the time of the final decision. The court grants interim costs, on the terms determined by the court, if it considers that (i) the financial situation of the corporation or its subsidiary enables payment of such costs, (ii) the application appears reasonably founded, and (iii) the financial situation of the applicant would not allow the application to be made or maintained without payment of such interim costs. In its assessment of the financial situation of the applicant, the court need not consider whether or not the situation results from the conduct of the corporation or its subsidiary.

In an application made or an action brought or intervened in further to certain remedies under the OBCA (including oppression claims and derivative actions), the court may at any time order the corporation or its affiliate to pay to the complainant interim costs, including reasonable legal fees and disbursements, for which interim costs the complainant may be held accountable to the corporation or its affiliate upon final disposition of the application or action.

Investigations

Under the QBCA, a registered holder or beneficial owner of a corporation’s securities may apply to the court for an order directing an investigation to be made of the corporation and any of its affiliates. The court may order the investigation applied for to be made if it considers that such an investigation would help or permit facts to be established and allow the applicant, if necessary, to seek a remedy under the QBCA (including the oppression remedy or a derivative action), and if it appears to the court that (i) the business of the corporation or any of its affiliates is or has been carried on with intent to defraud any person, or the corporation or any of its affiliates was formed or is to be dissolved for a fraudulent or unlawful purpose, (ii) persons concerned with the constitution, business or affairs of the corporation or any of its affiliates have acted fraudulently or dishonestly in connection therewith, or (iii) the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted, or the powers of the directors are or have been exercised, in a manner that is oppressive or unfairly prejudicial to a registered holder or beneficiary of shares of the corporation.

Under the OBCA, security holders of a corporation and, in the case of an offering corporation, the Ontario Securities Commission, may apply to the court for an order directing an investigation be conducted into the corporation and any of its affiliates if it appears to the court that, (i) the business of the corporation or any of its affiliates is or has been carried on with intent to defraud any person, (ii) the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted, or the powers of the directors are or have been exercised, in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards, the interests of a security holder, (iii) the corporation or any of its affiliates was formed for a fraudulent or unlawful purpose or is to be dissolved for a fraudulent or unlawful purpose, or (iv) persons concerned with the formation, business or affairs of the corporation or any of its affiliates have in connection therewith acted fraudulently or dishonestly.

Number and Residency of Directors

The QBCA provides that the board of directors of a reporting issuer must be composed of not fewer than three directors, at least two of whom must not be officers or employees of the corporation or of an affiliate of the corporation. The QBCA does not, however, impose any residency requirements on the directors.

The OBCA requires that an offering corporation have a minimum of three directors, and provides that no more than 1/3 of the members of the board of directors be officers or employees of the corporation or of its affiliates. It also requires that at least 25% of the directors be resident Canadians at all times, and if a corporation has less than four directors, that at least one of the directors be a resident Canadian.

Oppression Remedies

Under the QBCA, certain classes of persons may obtain an order from the court to rectify a situation if the court is satisfied that: (a) any act or omission of the corporation or any of its affiliates effects or threatens to effect a result, (b) the business or affairs of the corporation or any of its affiliates have been, are or are threatened to be conducted in a manner, or (c) the powers the board of directors of the corporation or any of its affiliates have been, are or are threatened to be exercised in a manner, that is or could be oppressive or unfairly prejudicial to any security holder, director or officer of the corporation. On such an application, the court may make any order it thinks fit. An application of this nature may be made by a current or former registered holder or beneficiary of a security of the corporation or any of its affiliates, a current or former director or officer of the corporation or any of its affiliates, or by another person who, in the court’s discretion, has the required interest.

The oppression remedy under the OBCA is substantially the same as under the QBCA and is also available to remedy actual or threatened conduct that “unfairly disregards the interests” of the protected class of persons, which includes creditors of the corporation. Under the OBCA, a complainant may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, (i) any act or omission of the corporation or any of its affiliates effects or threatens to effect a result, (ii) the business or affairs of the corporation or any of its affiliates are, have been or are threatened to be carried on or conducted in a manner, or (iii) the powers of the directors of the corporation or any of its affiliates are, have been, or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer. The class of persons that may make such an application is the same as under the QBCA, except that the OBCA remedy is also available to creditors of the corporation and the threshold test, rather than the “required interest”, is that a “proper person” may make such application.

Place of Meetings

Under the QBCA, annual shareholders’ meetings must be held at the place within Québec provided in the by-laws or, in the absence of such provision, at the place within Québec determined by the board of directors. Such meetings may be held at a place outside Québec if the articles so allow or, in the absence of such a provision, if all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

The OBCA provides that subject to the articles of the corporation, shareholder meetings shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the corporation is located.

Requisition of Meetings

The QBCA provides that the holders of not less than 10% of the issued shares that carry the right to vote at a shareholders meeting sought to be held may requisition the board of directors to call a shareholders meeting for the purposes stated in the requisition.

The OBCA provides that the holders of not less than 5% of the issued shares of a corporation carrying the right to vote at a meeting sought to be held may give notice to the directors requiring them to call and hold a meeting of the shareholders of the corporation.

Right to Dissent and Right to Demand Repurchase of Shares

The QBCA provides that shareholders who dissent to certain actions being taken by the corporation may exercise a right of dissent and demand that the corporation repurchase the shares held by such shareholder at the fair value of such shares. The adoption of the following resolutions confers to shareholders a right to demand repurchase of their shares to the extent such shareholders have exercised all the voting rights carried by those shares against the resolution (unless they are not entitled to vote on the resolution): (a) an ordinary resolution authorizing the corporation to carry out a squeeze-out transaction, (b) a special resolution authorizing an amendment to the articles to add, change or remove a restriction on the corporation’s business activity or on the transfer of the corporation’s shares, (c) a special resolution authorizing an alienation of corporation property if, as a result of the alienation, the corporation is unable to retain a significant part of its business activity, (d) a special resolution authorizing the corporation to permit the alienation of property of its subsidiary, (e) a special resolution approving an amalgamation agreement, (f) a special resolution authorizing the continuance of the corporation under the laws of a jurisdiction other than Québec, or (g) a resolution by which consent to the dissolution of the corporation is withdrawn if, as a result of the alienation of property begun during the liquidation of the corporation, the corporation is unable to retain a significant part of its business activity.

In addition, the adoption of a special resolution that favours certain shareholders of a class or series of shares or changes prejudicially the rights attaching to a class or series of shares also confers upon the concerned shareholders the right to demand the repurchase of their shares. Voting against any of the above-mentioned resolutions is a prerequisite for the exercise of the right of dissent related to their adoption.

Under the OBCA, shareholders who dissent to certain actions being taken by the corporation may exercise a right of dissent and require, subject to certain exceptions, the corporation to purchase the shares held by such shareholder at the fair value of such shares. Subject to certain exceptions, this dissent right may be exercised by a holder of shares of any class of the corporation in certain circumstances, including when the corporation proposes to: (a) amend its articles to add, change or remove restrictions on the issue, transfer or ownership of a class or series of shares, (b) amend its articles to add, remove or change any restrictions upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise, (c) enter into certain statutory amalgamations, (d) be continued under the laws of another jurisdiction, (e) sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business, or (f) amend its articles to increase or decrease the maximum number of, exchange, reclassify or cancel, or alter the rights or privileges attaching to shares of any class in certain circumstances where such alteration gives the holders of the affected class of shares the right to vote separately as a class.

Shareholder Derivative Actions

Under the QBCA, a person may apply to the court for leave to bring an action in the name and on behalf of a corporation or a corporation that is one of its subsidiaries, or intervene in an action to which the corporation or subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary. Before making such application, the applicant must give the directors of the corporation or the subsidiary 14 days’ prior notice of the applicant’s intention to apply to the court, unless all of the directors of the corporation or the subsidiary have been named as defendants. Authorization may be granted if the court is satisfied that the board of directors of the corporation or its subsidiary has not brought, diligently prosecuted or defended or discontinued the action, and if the court considers that the applicant is acting in good faith and that it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. An application of this nature may be made by a current or former registered holder or beneficiary of a security of the corporation or any of its affiliates, a current or former director or officer of the corporation or any of its affiliates, or by another person who, in the court’s discretion, has the required interest. In connection with an action brought in this manner, the court may make any order it thinks fit.

A right to bring a derivative action is also contained in the OBCA, and this right extends to a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and a former officer of a corporation or any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. No leave may be granted unless the complainant has given at least 14 days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court (except where all of the directors of the corporation or its subsidiary are defendants in the action) and the court is satisfied that: (a) the directors of the corporation or its subsidiary will not bring, diligently prosecute, defend or discontinue the action, (b) the complainant is acting in good faith, and (c) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Shareholder Proposal

Under the QBCA, any registered holder or beneficial owner of voting shares of a corporation that is a reporting issuer or has 50 or more shareholders may, by submitting a notice to the board of directors, require the corporation to include in its management information circular for an annual meeting of shareholders any matter the person proposes to raise at such meeting. The number of proposals presented by a person for a meeting may not exceed five.

The OBCA provides substantially the same right to registered holders or beneficial owners of voting shares to make proposals to be considered at a meeting of shareholders, however, the OBCA does not set a limit to the number of proposals that may be made by any one person for any one meeting. The OBCA does not restrict shareholder proposals to annual meetings.

Notice of Shareholders’ Meetings

Under the QBCA, a public company must give notice of a meeting of shareholders not less than 21 days and not more than 60 days before the meeting. Under the OBCA, such notice must be provided not less than 21 days and not more than 50 days before the meeting.

Quorum for Directors’ Meetings

The QBCA provides that a majority of the directors in office constitutes quorum for any meeting of the board of directors of a company. The OBCA states that quorum of directors’ meetings consists of a majority of directors or minimum number of directors required by the articles.

Comparison of OBCA By-Laws and Current By-Laws

The OBCA By-Laws attached as Exhibit “B” to this Information Circular are consistent with the provisions of the OBCA and are substantially similar to the Current By-Laws, as amended to reflect the differences between the QBCA and the OBCA, the highlights of which are described under “Comparison of Shareholder Rights under the QBCA and OBCA” above. The OBCA By-Laws also differ from the Current By-Laws in the following respects, among others:

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The advance notice provisions relating to director nominations set forth at Section 3.6 of the OBCA By-Laws have been amended in a number of respects from the Current By-Laws, including in particular with respect to (i) clarifying the application of the director qualifications set forth in the articles and by-laws of the Corporation to potential nominees, and the Board’s discretion in respect of same, (ii) amending the specified information to be provided by a nominating Shareholder with respect to the nominee and the nominating Shareholder, including with respect to the status of the nominee under applicable audit committee independence definitions, and (iii) specifying that the nominating Shareholder or its nominee must attend the applicable Shareholders meeting in order for a nomination to be valid.

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The provision in the Current By-Laws providing for a vice-president to act as chairperson of a Board meeting in the absence of both the chairperson of the Board and the president has been amended to provide that in such circumstances the directors will choose one of themselves to chair the meeting.

•	The OBCA By-Laws provide that Shareholders meetings may be held at any location determined by the Board, whether inside or outside of Ontario.
•

The OBCA By-Laws provide that in the absence of both the chairperson of the Board and the president of the Corporation, a Shareholders meeting would be chaired by a person to be named by the Board, rather than by a vice-president of the Corporation.

The foregoing is only a summary of the principal differences between the OBCA By-Laws and the Current By-Laws, and Shareholders are encouraged to review the full copy of the OBCA By-Laws attached hereto as Exhibit “B”.

D.	Name Change Resolution

At the Meeting, holders of Common Shares will be asked to consider and, if deemed advisable, pass, with or without variation, the Name Change Resolution, the form of which is attached as Schedule “B” to this Information Circular. The Name Change Resolution is being proposed to authorize the change of the name of the Corporation from “Amaya Inc.” to “The Stars Group Inc.”. The adoption of the Corporation’s new name, “The Stars Group Inc.”, has been approved by the Board.

The Board unanimously recommends that the holders of Common Shares vote IN FAVOUR of the Name Change Resolution. The Name Change Resolution requires the approval of not less than two-thirds of the votes cast by the holders of Common Shares in order to be adopted, and will be implemented only if the Continuance Resolution is approved at the Meeting and the Continuance is subsequently effected. If you appoint Divyesh (Dave) Gadhia as your proxyholder, your Common Shares will be voted in accordance with your instructions in the form of proxy or voting instruction form or, if no such instructions are given, such proxyholders will vote IN FAVOUR of the Name Change Resolution.

Statement of Executive Compensation

Compensation Discussion and Analysis

The responsibility for determining the principles for compensation of executives and other key employees of the Corporation rests with the Board. The Board has established the Corporate Governance, Nominating and Compensation Committee (the “CGNC Committee”), which takes the principal role in establishing the Corporation’s executive compensation plans and policies.

Duties and Responsibilities of the Corporate Governance, Nominating and Compensation Committee

In addition to its corporate governance and nominations duties, the CGNC Committee is responsible for, among other things, assisting the Board in discharging its oversight responsibilities relating to the compensation and retention of key senior management employees with the skills and expertise needed to enable the Corporation to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives. These responsibilities include, without limitation, (i) reviewing, assessing and recommending to the Board compensation payable to the Chief Executive Officer and other members of senior management, (ii) reviewing and overseeing the administration of compensation and incentives policies, plans and programs, and (iii) reviewing executive and director compensation disclosure to be made in the Corporation’s management information circulars.

The CGNC Committee reviews and recommends to the Board compensation policies and processes and any new incentive compensation and equity compensation plans of the Corporation or changes to any such plans, and is responsible for the administration of all incentive and equity compensation plans of the Corporation, subject to applicable policies adopted by the Board. The CGNC Committee also reviews and approves any performance measures respecting incentive compensation payable to executives and key employees, and makes recommendations to the Board on any performance measures regarding incentive compensation payable to the Chief Executive Officer. Previous grants of equity-based awards may be taken into account by the CGNC Committee when considering new grants.

Finally, the CGNC Committee reviews and recommends to the Board for approval compensation awarded to the Corporation’s non-employee directors and the compensation awarded to the Chief Executive Officer, Chief Financial Officer, and generally that of the three most highly compensated executive officers of the Corporation (collectively, the “NEOs”).

Composition of the Corporate Governance, Nominating and Compensation Committee

The CGNC Committee currently consists of Messrs.  Hurley, Gadhia and Goodson, all of whom are independent directors (as determined based on the standards set forth under “Statement of Corporate Governance Practices – Board”). Each of the members of the CGNC Committee is experienced in dealing with compensation matters. Mr. Hurley, the Chair of the CGNC Committee, has for several years served as the chair of committees responsible for compensation at NMFC and Merrill Corporation, Mr. Gadhia had direct involvement in establishing compensation philosophies and policies in his role as Chief Executive Officer and Executive Vice Chairman of Gateway Casinos & Entertainment Limited and Mr. Goodson is a lawyer and has served on the CGNC Committee of the Corporation for seven years.

Independent Compensation Consultant

In August 2016, the CGNC Committee formally engaged Frederic W. Cook & Co., Inc. (“FW Cook”) as its independent compensation advisor.  FW Cook does not perform any work for management of the Corporation. FW Cook assists the CGNC Committee by, among other things:

•	conducting a benchmarking market analysis for executive compensation, including the NEO roles;
•	providing updates on emerging executive compensation and global regulatory trends and best practices;
•	conducting an independent review of the Corporation’s policies related to executive and non-employee director compensation;
•	reviewing the Information Circular as it relates to certain compensation matters;
•	participating in CGNC Committee meetings from time to time; and
•	making recommendations with respect to director compensation of the Corporation.

Aggregate fees payable to FW Cook in 2016 were approximately $33,200, all of which were for executive-compensation related advice to the CGNC Committee. No other fees were received by FW Cook from the Corporation.

Prior to engaging FW Cook, the CGNC Committee confirmed the independence of FW Cook after taking into consideration the six factors for compensation advisor independence under the applicable NASDAQ Rules (as defined below). In addition, the CGNC Committee reviews the independence of its compensation consultant annually, approves the engagement and fees payable to its advisor, requires CGNC Committee pre-approval of any other work by the compensation consultant for the Corporation and does not approve any such work if, in its opinion, it would compromise the independence of the compensation advisor.

Design Changes to the Executive Compensation Program

After considering market pay practices, the CGNC Committee made the following design changes to the Corporation’s executive compensation program which will take effect in the 2017 executive compensation program, as described below:

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Independent Compensation Consultant.  The CGNC Committee engaged its independent compensation consultant, FW Cook, beginning in August 2016 to provide executive and director compensation consulting services.  Among other things, FW Cook informs the CGNC Committee on market trends, as well as regulatory issues and developments and how they may impact the Corporation’s executive compensation program.

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Peer Group.  With the assistance of FW Cook, the CGNC Committee identified and will continue to review an executive compensation peer group in order to assist in evaluating executive pay and the Corporation’s compensation program and practices.

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Refining Annual Incentive Cash Bonus.  The CGNC Committee approved additional performance metrics to be used in the 2017 annual incentive cash bonus to focus the Corporation’s executive officers on additional strategic priorities and enhance its pay-for-performance culture.

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Redesign of Long-Term Equity Incentives.  Effective for 2017, the CGNC Committee replaced the stock option component of the Corporation’s equity-based long-term incentive award program for its executive officers, including the NEOs, with a regular, annual award program to be comprised of 67% performance-based share units (“PSUs”) and 33% RSUs.  The RSUs will vest in four equal annual installments over four years.  The PSUs will be subject to a three-year performance period and will be based on revenue and adjusted EBITDA, as well as subject to an additional total shareholder return condition (the “TSR Condition”). The Corporation’s program historically consisted solely of stock option grants on an irregular, discretionary schedule.

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Emphasis on Performance-Based Awards.  The changes described above to the Corporation’s equity-based long-term incentive awards and annual incentive cash bonus program put an additional emphasis on performance-based compensation that is variable and “at risk,” subject to various financial and operational performance goals of the individual and the Corporation.  These design changes were made in order to strengthen the Corporation’s ability to attract and retain executive talent, while further aligning the interests of its executives with those of its Shareholders.

Use of Market Data

The Corporation uses market data to assess its compensation practices and help guide the range of total target compensation payable to the Corporation’s senior executive team. For 2016 executive compensation, including NEO compensation, the CGNC Committee used General Industry Compensation Surveys which provided compensation data specific to relevant employing locations and included companies in the global online gaming, interactive entertainment and consumer technology industries. The surveys were conducted by Willis Towers Watson.

To ensure that the market data includes the most appropriate companies, for 2017 the CGNC Committee will consider a peer group of companies of a similar size to the Corporation and in similar or related industries, including online gaming, interactive entertainment and other business-to-consumer technology companies, that compete with the Corporation for executives of similar talents and experience. The CGNC Committee will also consider surveys similar to those considered in 2016. The CGNC Committee reviewed the new executive compensation peer group with assistance from FW Cook during 2016 in order to be used when assessing executive compensation for 2017.

The CGNC Committee considers market pay practices when setting executive compensation, but does not target total compensation or specific compensation elements against the market data.  Instead, the CGNC Committee uses market data to assess the overall reasonableness of the Corporation’s executive compensation program. The CGNC Committee believes that compensation decisions require a thoughtful review of multiple factors.  In addition to peer and general market data, as part of its compensation analysis the CGNC Committee takes various items into consideration, including: performance of the Corporation; market competition for a particular position; an individual’s experience, performance, responsibilities with the Corporation and long-term potential; historical compensation; tenure with the Corporation; long-term potential with the Corporation; internal equity holdings; and advice from FW Cook.

Basis and Structure of Executive Compensation

Currently, executive compensation is comprised primarily of three components: (i) base salary; (ii) short-term compensation in the form of annual incentive cash bonuses; and (iii) equity-based long-term incentive awards. The base salary is a fixed portion of the compensation while the other items are variable components payable based on performance of the relevant executive and the Corporation. Beginning in 2017, the short-term and long-term variable portions of executive compensation are currently expected to constitute on average at least a majority of each NEO’s total target compensation.

Executive compensation is reviewed by the Board annually. The CGNC Committee assesses and makes recommendations to the Board with regard to the competitiveness and appropriateness of the compensation packages of the Chief Executive Officer and other executives of the Corporation as well as such other key employees of the Corporation or any of its subsidiaries as may be identified to the CGNC Committee by the Board.

The Corporation believes that by adding various performance based compensation elements into its executive compensation structure (as described above under “Design Changes to the Executive Compensation Program”), the Corporation will be able to better align executive compensation, including short- and long-term incentives, with pay-for-performance, the goals and strategies of the Corporation, and the creation of long-term Shareholder value, all while maintaining appropriate and competitive compensation as compared to its peers. See “Statement of Executive Compensation – Incentive Plan Awards – Equity-Based Incentive Plans”.

Base Salary

The Corporation pays base salaries, which are the fixed component of executive compensation paid in cash, in order to establish a pay foundation at competitive levels to attract and retain talented executives, and to fairly compensate them for the expected daily responsibilities.  Base salaries are reviewed annually following an assessment of each executive’s experience, past performance, level of responsibility and importance of the position to the Corporation, individual performance and performance of the Corporation relative to the industries in which it currently operates, competitiveness of compensation relative to that paid to individuals holding equivalent positions at comparable companies, and any extraordinary events faced by the Corporation from time to time.

The CGNC Committee annually reviews the Position Description of the Chief Executive Officer, evaluates the performance of the Chief Executive Officer against such Position Description and sets the Chief Executive Officer’s level of base salary based on this evaluation.

The Chief Executive Officer may recommend base salary adjustments to the CGNC Committee for senior executives other than himself. The CGNC Committee recommends to the Board the base salary adjustment for the Chief Executive Officer and other senior executives taking into consideration past performance, extraordinary events, and also the long-term goals of the Corporation.

Incentive Cash Bonus

The Corporation’s annual incentive cash bonus program is designed to motivate and reward executive officers for achieving short-term performance and strategic objectives. It is designed to encourage the attainment of superior results according to objectives approved annually by the Board and management. Subject to the terms of each executive’s employment agreements, including those of the NEOs described below under “Employment Agreements”, target bonuses are typically expressed as a percentage of base salary and are payable if and when the appropriate goals are met, and in some cases, with set minimum amounts depending on the particular executive’s employment agreement or other arrangement, and are typically paid in the calendar year following the year for which performance was measured. The key purpose of incentive bonuses are to (i) align and reward individual contributions to Amaya’s objectives to ensure execution of key elements of Amaya’s business plan, (ii) promote collaboration and teamwork while recognizing individual contributions and accomplishments, and (iii) provide a target level of annual incentive compensation that is competitive. The strategic objectives and incentive cash bonuses for each NEO are approved by the CGNC Committee and may not be identical, if even awarded, for any given period.

Under the Corporation’s current incentive cash bonus policy and procedures, 50% of an individual’s incentive cash bonus is based on his or her personal performance and the other 50% is based on actual Corporation performance as compared to specified growth (i.e., revenue and certain key customer activity metrics) and profitability (i.e., Adjusted EBITDA), targets and projections. As it relates to Corporation performance, the targets are weighted such that the growth and profitability targets comprise 60% and 40%, respectively, of the total Corporation performance portion. Beginning in 2017, the Corporation expects to adjust the growth targets to be based on revenue, certain key customer activity metrics, customer satisfaction measures and new initiatives. Calculations of a particular individual’s incentive cash bonus for a given year will be determined annually based on performance. The maximum incentive cash bonus potential for each of the NEOs is currently 100% of his respective base salary. For minimum incentive cash bonuses, see below under “Employment Agreements”. Other employees of the Corporation may also be entitled to participate in incentive cash bonuses at various levels, including the following maximum bonus potential levels as a percentage of his or her base salary: 25%, 35%, 50%, 75% and 100%.

The CGNC Committee may in the future adjust the structure of the incentive cash bonuses for the executives, including the NEOs, and other key employees to ensure that the purpose of and intention for providing appropriate and competitive incentives are met. For example, the Corporation continues to review and assess the importance of its key customer metrics as it relates to its evaluation of the business, its performance and the trends affecting the same, including, without limitation, customer engagement, gameplay, depositing activity, and various other customer trends, and may in the future determine that other metrics provide better measures and representations of performance for strategy and decision-making purposes.

Equity-Based Long-Term Incentive Awards

The Corporation maintains an equity-based long-term incentive award program to align interests of its executives with those of its Shareholders by focusing the executive on long-term objectives over a multi-year period, with the value of the award fluctuating based on stock price appreciation.  Equity-based long-term incentive awards allow the Corporation to, among other things, promote the interests of the Corporation and its Shareholders by: (i) providing certain executives, including the NEOs, and key employees of the Corporation with greater incentives to further develop and promote the success of the Corporation and thus create value for its Shareholders; (ii) further aligning the interests of the executives, including the NEOs, and key employees of the Corporation with those of its Shareholders generally through ownership of Common Shares or right to receive Common Shares; and (iii) assisting the Corporation in attracting, retaining and motivating its executives, including the NEOs, and key employees. More specifically, equity-based long-term incentive awards under the 2015 Equity Incentive Plan are granted to participants whose skill, performance and loyalty towards the Corporation are vital to its success, which currently includes the NEOs and certain other key executives and employees.

The Corporation currently makes its equity grants under the 2015 Equity Incentive Plan, which provides for grants of stock options (“Options”), RSUs, DSUs, PSUs, restricted shares, and other Common Share-based awards as the Board may determine. Prior to the 2015 annual Shareholder meeting (the “2015 Annual Meeting”), equity-based awards were granted solely under the Corporation’s 2010 stock option plan, as amended from time to time (the “2010 Stock Option Plan”) and consisted only of Options. The Corporation no longer grants Options under the 2010 Stock Option Plan, but it remains in effect only to govern the terms of outstanding Options granted prior to the date of the 2015 Annual Meeting.

In 2016, there were no equity award grants made to executives, including any of the NEOs, under the 2015 Equity Incentive Plan or otherwise.

As described above, based on its review of market practices and with the advice and assistance of FW Cook during 2016, the CGNC Committee redesigned the equity-based long-term incentive award program for the Corporation’s executives, including its NEOs, to further emphasize performance-based compensation.  Effective for 2017, the CGNC Committee replaced the stock option component of the long-term incentive program for its executive officers, including the NEOs, with a regular, annual grant program to be comprised of 67% PSUs and 33% RSUs (in each case based on grant date fair value).

The RSUs will vest in equal annual installments over a four-year period, generally subject to continued employment through each vesting date.

The PSUs will vest on the third anniversary of the date of the grant, provided the Corporation has attained its specified performance targets for the applicable three-year performance period and the individual remains employed by, or continues to provide services to, the Corporation. Whether the performance metrics are achieved will be determined by the CGNC Committee. The performance metrics will be based on a weighted mix of revenue and Adjusted EBITDA of the Corporation. At the threshold level for each metric, 0% of the granted PSUs will vest, at the target performance level for each metric, 100% of the PSUs will vest, and at the maximum performance level for each metric, 150% of the granted PSUs will vest (in each case determined separately for revenue and Adjusted EBITDA). In addition, PSUs are subject to a TSR Condition whereby the maximum number of PSUs that can vest is capped at 100% of target if the TSR Condition is not met on the date that the CGNC Committee certifies achievement of the other goals. For performance falling between the levels, the actual amount vested will be calculated by linear interpolation. Following the end of the second year of the three-year performance period, the CGNC Committee will make a determination based on the Corporation’s performance against the applicable targets at that time whether or not to vest up to 50% of the total PSUs. If such PSUs are vested, they will settle following the conclusion of the three-year performance period. Following the conclusion of the full performance period, the CGNC Committee will certify whether and to what extent the performance metrics were achieved during the full performance period, based on actual achievement, the relative weighting and the TSR Condition, a total number of PSUs will be eligible to vest and be settled, subject to continued employment. Any unearned PSUs will be forfeited.

The CGNC Committee may in the future adjust the structure of the equity-based long-term incentive awards for the executives, including the NEOs, and other key employees to ensure that the purpose of and intention for providing appropriate and competitive long-term incentives is met. Although the Corporation has not adopted a formal share ownership policy, it encourages share ownership by NEOs and currently expects to adopt a formal policy in 2017.

Anti-Hedging Policy

The Corporation has adopted a policy prohibiting its NEOs, directors and employees from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities. To the best of management’s knowledge, none of the NEOs, directors and employees have purchased such financial instruments.

Automatic Share Disposition Plan

On January 23, 2017, the Corporation adopted an automatic share disposition plan (the “ASDP”) to allow its directors and executive officers the opportunity to realize the value of their equity-based awards by selling, on an automatic basis through independent third party securities brokers, certain of their equity-based awards. Sales of equity-based awards under the ASDP are made in the open market by brokers in accordance with a pre-determined sales schedule and could include circumstances when participants would ordinarily not be permitted to sell their equity-based awards due to restrictions under Canadian or U.S. securities laws or trading blackouts. Participants are subject to meaningful restrictions on their ability to join, modify or terminate their participation in the ASDP.

Other Benefits

The Corporation provides benefits and limited perquisites to its NEOs on a basis that is competitive with market practices. NEOs resident in Canada can participate in the DPSP, NEOs resident in the U.S. can participate in the 401(k) Plan and NEOs resident in the Isle of Man are eligible to participate in the RG IoM Pension Plan (each such term hereinafter defined under “Statement of Executive Compensation – Pension Plan Benefits”). See “Statement of Executive Compensation – Pension Plan Benefits”.

Rationale for and Risks Associated with the Corporation’s Compensation Policies and Practices

Executive compensation consists of both fixed and variable components. The fixed component (i.e., base salary) of compensation is designed to provide a steady income so that executives do not feel pressured to focus exclusively on short term gains, or annual stock price performance, which may be to the detriment of long-term appreciation, creation of Shareholder value, and other business metrics. The variable component (i.e., incentive cash bonuses and equity-based long-term incentive awards) of compensation is designed to reward both individual performance and overall corporate performance, as well as promoting alignment of interests between the executives, Corporation and Shareholders. The Corporation believes that the variable component of compensation is consistent with pay-for-performance, sufficient to motivate executives to achieve short and long-term corporate objectives while the fixed element is also sufficient to discourage executives from taking unnecessary or excessive risks in doing so.

The CGNC Committee believes that the current performance metrics and performance period of its equity-based long-term incentive awards, and the current performance metrics of its incentive cash bonuses, tie to the Corporation’s long-term strategy and objectives in that such metrics are used by management as key metrics in evaluating the Corporation’s operating results and for long-term financial and operational decision-making purposes. These metrics are also used by the Corporation’s Shareholders in evaluating financial and operational performance, enable comparison of financial results between periods where certain items may vary independent of business performance, and enhance the overall understanding of the Corporation’s past performance and future prospects, as well as its performance against peers and competitors. In addition, as it relates to the key customer metrics used in the incentive cash bonus determinations, the Corporation uses such metrics to evaluate its business, measure performance, identify trends affecting the same, formulate business plans and make strategic decisions. The CGNC Committee also believes that despite the overlap between the metrics used for determining the equity-based long-term incentive awards and incentive cash bonus portions of total executive compensation, i.e., revenue and Adjusted EBITDA, given that such metrics are weighted differently and measured over a different time period, and given that the incentive cash bonus portion also includes key customer metrics, there is a minimal risk of duplicative awards. Executives are prohibited under the Corporation’s anti-hedging policy from taking actions to reduce the alignment of their equity awards with long term share performance.

Performance Graph

The Common Shares of the Corporation commenced trading on the TSX Venture Exchange on July 21, 2010 and, effective October 1, 2013, began trading on the Toronto Stock Exchange (“TSX”). On September 22, 2014, Amaya was added to the S&P/TSX Composite Index, and on June 8, 2015, the Common Shares began trading on NASDAQ. The Common Shares trade on the TSX and NASDAQ under the symbol “AYA”. The following graph compares the total cumulative return on $100 invested on December 31, 2011 in Common Shares with the total cumulative return on the S&P/TSX Composite Total Return Index, for the period from December 31, 2011 through December 31, 2016.

*	Source: ca.spindices.com/indices/equity/sp-tsx-composite-index
**	Source: NASDAQ OMX Global Index Group

There was an increase in shareholder return from December 31, 2015 to December 31, 2016. The trend shown in the performance graph above represents a strong cumulative total shareholder return on an absolute basis and relative to the performance of the indices used for comparison through December 31, 2016. Over the same period the compensation payable to the NEOs as disclosed in the summary compensation table for each year has fluctuated, due to changes in the number of NEOs from year to year as well as turnover in the executive ranks and the transformation of the Corporation’s business from a business-to-business provided to business-to-consumer technology company following the Rational Group Acquisition (as defined below). Compensation decisions are based upon an individual’s performance, level of expertise, responsibilities and length of service to the Corporation, with incentive cash bonuses and equity-based long-term incentive awards granted as incentives for performance and contributions to the achievement of certain corporate targets and goals. Compensation values as disclosed in the summary compensation table are not directly related to share performance. However, share performance does directly affect the value to be realized by NEOs from any long term equity incentive awards. See above under “Basis and Structure of Executive Compensation”.

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs of the Corporation, being its Chief Executive Officer, its Chief Financial Officer and the other most highly compensated executive officers of the Corporation, including any of its subsidiaries, who each earned total compensation that exceeded CDN$150,000 in 2016.

Name and principal position	Year	Salary ($)	Share- based long-term incentive awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive cash bonus	Long- term incentive plans
Rafael (Rafi) Ashkenazi, Chief Executive Officer of Amaya, and Chief Executive Officer, Rational Group(2)(3)(4)	2016	670,144	—	397,665	674,653	—	—	140,578	1,883,040
	2015	601,254	—	637,390	150,927	—	—	138,493	1,528,064
	2014	270,942	—	141,984(5)	212,045	—	—	36,405	661,376
Daniel Sebag, Chief Financial Officer of Amaya(6)	2016	453,113	—	240,328	226,556	—	9,821	21,282	951,100
	2015	469,300	—	181,644	211,185	—	—	16,108	878,237
	2014	403,144	—	79,149	—	—	—	16,108	498,401
Marlon Goldstein, Executive VP of Corporate Development and General Counsel of Amaya	2016	551,282	—	560,021	412,500	—	11,051	27,628	1,562,982
	2015	446,953	—	840,968	270,000	—	—	17,865	1,128,834
	2014	317,692	—	934,482	200,000	—	—	17,865	1,470,040
Guy Templer, Chief Operating Officer, Rational Group (2)(3)(7)	2016	427,325	—	321,207	427,325	—	29,913	69,570	1,275,340
	2015	482,222	—	634,296	150,927	—	33,893	86,069	905,185
	2014	212,502	—	141,984	170,066	—	14,691	25,211	564,455
David Baazov, Former President and Chief Executive Officer of Amaya(8)	2016	461,389	—	161,883	—	—	9,821	10,258	643,351
	2015	782,167	—	32,246	351,975	—	—	19,033	1,185,421
	2014	528,094	—	51,162	—	—	—	19,033	598,290

Notes:

(1)

The fair value of each granted Option was determined using the Black-Scholes option pricing model, according to IFRS 2 of the Handbook of the Canadian Institute of Chartered Accountants. The Corporation believes that this method produces a meaningful and reasonable estimate of fair value. The key assumptions used in the Black-Scholes option pricing model for calculating the value of the Options granted under the 2010 Stock Option Plan and the 2015 Equity Incentive Plan are as follows: risk free rate of 1.07% per annum, expected life of 4.75 years, a volatility of 52 – 60% and no dividend yield.

(2)

Rational Group Limited (now known as Amaya Group Limited) (“Rational Group”) became an indirect subsidiary of Amaya on August 1, 2014, upon completion on such date of the acquisition by a wholly-owned subsidiary of the Corporation of Oldford Group Limited (now known as Amaya Group Holdings (IOM) Limited), parent company of Rational Group, the owner and operator of the PokerStars and related brands (the “Rational Group Acquisition”).

(3)

Messrs. Ashkenazi and Templer were paid in Great Britain Pound Sterling, therefore each element of their compensation was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2016 of 1.349306.

(4)

From January 2015 until April 2015, Mr. Ashkenazi was the Chief Operating Officer of Rational Group. In April 2015, he became the Senior Vice President, Strategy for Amaya and, in November 2015, he became Chief Executive Officer of Rational Group. Mr. Ashkenazi has also been serving as Chief Executive Officer of Amaya since August 12, 2016.

(5)

These Option grants under the 2010 Stock Option Plan were approved by the TSX in connection with the Rational Group Acquisition. The exercise price of such Options is equal to a price per share that is lower than the fair market value of the Common Shares at the date of grant.

(6)

On January 20, 2017, the Corporation announced that Daniel Sebag had advised the Corporation that he will retire as Chief Financial Officer in the year 2017 once his successor is identified and appointed, and will assist the Corporation in ensuring an orderly transition of his duties. Mr. Sebag was paid in Canadian dollars, therefore each element of his compensation was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2016 of 0.755188.

(7)	Mr. Templer served as Chief Strategy Officer of Rational Group until January 1, 2017, the date on which he assumed the role as Chief Operating Officer of Rational Group.
(8)

On March 29, 2016, the Corporation announced that Mr. Baazov was taking an indefinite paid leave of absence as Chief Executive Officer, effective March 28, 2016. The Board appointed Mr. Ashkenazi as interim Chief Executive Officer to fill the vacancy. On August 11, 2016, Mr. Baazov resigned from all positions with the Corporation and on August 12, 2016 the Board appointed Mr. Ashkenazi as Chief Executive Officer on a permanent basis. Mr. Baazov was paid in Canadian dollars, therefore each element of his compensation was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2016 of 0.755188.

Employment Agreements

Set forth below are general summaries of the material terms of the employment agreements of each NEO in effect for the full year ended December 31, 2016, which are qualified in their entirety by the full text of their respective employment agreement.

Employment Agreement of Mr. Rafael (Rafi) Ashkenazi, Chief Executive Officer of the Corporation, and Chief Executive Officer of Rational Group

Pursuant to the terms of his employment agreement, Mr. Ashkenazi was formerly employed as Chief Operating Officer of the Corporation and is now currently employed as Chief Executive Officer of Rational Group for a term of two years, automatically renewing for subsequent one year terms, unless terminated by either Mr. Ashkenazi or Rational Group upon six months’ prior notice, or unless sooner terminated in accordance with the terms of his employment agreement. In addition to his base salary, Mr. Ashkenazi is eligible to participate in the incentive cash bonus and equity-based long-term incentive awards programs set out above under “Basis and Structure of Executive Compensation” and any other incentive plan that the Corporation may from time to time adopt. Although Mr. Ashkenazi is eligible to participate in RG IoM Pension Plan (hereinafter defined), he has elected not to do so, and receives an “investment allowance” equal to an aggregate amount of 7% of his annual base salary, payable monthly, in lieu thereof pursuant to applicable law and subject to applicable taxes. Mr. Ashkenazi’s employment agreement contains standard non-competition and non-solicitation provisions which respectively survive six months and one year following termination of employment, and standard confidentiality obligations which survive indefinitely.

Employment Agreement of Mr. Daniel Sebag, Chief Financial Officer

Pursuant to the terms of his employment agreement, which was in effect during the year-ended 2016, Mr. Sebag was employed as the Corporation’s Chief Financial Officer for an indefinite term, unless sooner terminated by Mr. Sebag or the Corporation in accordance with its terms. In addition to his base salary, Mr. Sebag is eligible to participate in the incentive cash bonus and equity-based long-term incentive awards programs set out above under “Basis and Structure of Executive Compensation” and any other incentive plan that the Corporation may from time to time adopt. Under the terms of his employment agreement, Mr. Sebag is entitled to a minimum annual cash bonus of not less than 50% of his base salary. During the year ended December 31, 2016, Mr. Sebag participated in the DPSP (hereinafter defined), and the value of the Mr. Sebag’s benefits under the DPSP during that period are summarized under the “Pension Plan Benefits” heading below. Mr. Sebag’s employment agreement contains standard non-solicitation provisions which survive for one year following termination of employment, and standard confidentiality obligations which survive indefinitely. On January 20, 2017, the Corporation announced that Mr. Sebag will retire as Chief Financial Officer later in 2017, once his successor is identified and appointed, and will assist the Corporation in ensuring an orderly transition of his duties. Notwithstanding the foregoing terms of employment, and in lieu of any and all notice or indemnity entitlements thereunder, the day prior to the announcement of Mr. Sebag’s retirement, on January 19, 2017, Mr. Sebag entered into a separation agreement with the Corporation (the “Separation Agreement”) pursuant to which, among other things, the Corporation and Mr. Sebag agreed to transition terms leading up to his separation from the Corporation, including as it relates to the determination of the separation date (the “Separation Date”) and the terms of certain separation payments for an aggregate amount of CDN$900,000 payable by the Corporation to Mr. Sebag in connection therewith (collectively, the “Separation Payments”). The terms of the Separation Agreement also include reference to payment of Mr. Sebag’s 2016 incentive cash bonus and the acceleration of vesting of all of his unvested Options granted under the 2015 Equity Incentive Plan, as applicable. The Separation Agreement also includes standard confidentiality and compliance obligations to survive Mr. Sebag’s separation from the Corporation.

Employment Agreement of Marlon D. Goldstein, Executive Vice President, Corporate Development and General Counsel & Secretary

Pursuant to the terms of his employment agreement, Mr. Marlon D. Goldstein is the Executive Vice President, Corporate Development and General Counsel of the Corporation and his employment agreement is for an initial term of five years, automatically renewing for subsequent one year terms, unless sooner terminated in accordance with its terms. In addition to his base salary, Mr. Goldstein is eligible to participate in the incentive cash bonus and equity-based long-term incentive awards programs set out above under “Basis and Structure of Executive Compensation” and any other incentive plan that the Corporation may from time to time adopt. Mr. Goldstein is entitled to a minimum annual cash bonus of not less than $200,000, which was negotiated in connection with his recruitment. During the year ended December 31, 2016, Mr. Goldstein participated in the 401(k) Plan (hereinafter defined), and the value of Mr. Goldstein’s benefits under the 401(k) Plan during that period are summarized under the “Pension Plan Benefits” heading below. Mr. Goldstein’s employment agreement contains non-solicitation provisions which survive for one year following termination of employment, and confidentiality obligations which survive indefinitely.

Employment Agreement of Mr. Guy Templer, Chief Operating Officer, Rational Group

Pursuant to the terms of his employment agreement, Mr. Templer is currently employed as Chief Operating Officer of Rational Group for a term of two years, automatically renewing for subsequent one year terms, unless terminated by either Mr. Templer or Rational Group upon 12 months’ prior notice, or unless sooner terminated in accordance with the terms of his employment agreement. In addition to his base salary, Mr. Templer is eligible to participate in the incentive cash bonus and equity-based long-term incentive awards programs set out above under “Basis and Structure of Executive Compensation” and any other incentive plan that the Corporation may from time to time adopt. During the year ended December 31, 2016, Mr. Templer participated in the RG IoM Pension Plan (hereinafter defined), and the value of Mr. Templer’s benefits under the RG IoM Plan during that period are summarized under the “Pension Plan Benefits” heading below. Mr. Templer’s employment agreement contains standard non-competition and non-solicitation provisions which respectively survive six months and one year following termination of employment, and standard confidentiality obligations which survive indefinitely.

Termination and Change of Control Benefits

In addition to standard termination provisions, including upon death or disability, the terms of the employment agreement of Mr. Ashkenazi with the Rational Group provide his employment may be terminated by Rational Group upon a six month prior notice, provided that Rational Group can also terminate Mr. Ashkenazi’s employment at any time without cause by paying to Mr. Ashkenazi an amount equal to one and a half (1.5) times his annual base salary in lieu of any required notice period, plus certain accrued holiday entitlements and the pro rata portion of any bonus to which Mr. Ashkenazi was entitled for the year most recently ended. Rational Group can also terminate Mr. Ashkenazi’s employment in connection with the occurrence of, or pursuant to, certain cause-related events set out in his employment agreement. If Mr. Ashkenazi’s employment agreement with the Rational Group is terminated in connection with a change of control, Mr. Ashkenazi will be entitled to receive an amount equal to one and a half (1.5) times his annual base salary, plus certain accrued holiday entitlements and the pro rata portion of any bonus to which Mr. Ashkenazi was entitled for the year most recently ended.

Also in addition to standard termination provisions, including upon death or disability, the terms of the employment agreement of Mr. Goldstein stipulates that his employment may be terminated at any time for cause, upon a decision of the Board made at a duly called meeting to which he was invited. His employment agreement also provides that he may terminate his employment either without cause or for good reason after providing the Corporation with 30-days’ prior written notice. If the Board terminates the employment of Mr. Goldstein without cause (as such term is defined in his employment agreement), or if Mr. Goldstein terminates his employment for good reason (as such term is defined in his employment agreement), he will be entitled to receive an amount equal to three (3) times his annual base salary, as in effect immediately prior to the date on which the term of employment ends, plus the higher of (A) the target bonus to which he was eligible for any of the then three (3) preceding fiscal years, or (B) the actual bonus paid to him for any of the three (3) preceding fiscal years, and (ii) 100% of the then-unvested equity awards held by him will immediately vest (provided that if an outstanding equity award is to vest based on the achievement of performance criteria, then such equity award will vest as to 100% of the amount of the equity award assuming the relevant performance criteria had been achieved at the highest applicable target levels for the relevant performance period(s)) (collectively, the “Termination Benefits”). Under such scenarios, Mr. Goldstein would also be entitled to accrued obligations (as such term is defined in his employment agreement) as of the termination date of his employment agreement, as well as the continuation of certain health benefits. Under his agreement, Mr. Goldstein has the right to terminate his employment for good reason any time up to April 2, 2018 due to David Baazov ceasing to be Chief Executive Officer or Daniel Sebag ceasing to be Chief Financial Officer. Upon the occurrence of a change of control, Mr. Goldstein will be entitled to receive the same Termination Benefits provided if terminated without cause.

The employment agreement of Mr. Templer provides for substantially similar termination provisions as that of Mr. Ashkenazi, with the exception that the severance amount payable in connection with the termination of employment by Rational Group in lieu of the required prior notice is one (1) time his annual salary then in effect, plus certain accrued holiday entitlements and the pro rata portion of any bonus to which Mr. Templer was entitled for the year most recently ended. Also, Mr. Templer’s employment agreement is silent as it relates to severance amounts payable in connection with a change of control.

Notwithstanding the terms of Mr. Sebag’s employment agreement, and in lieu of any and all notice or indemnity entitlements thereunder, including as it relates to change of control and termination without cause or for good reason scenarios, Mr. Sebag and the Corporation entered into a Separation Agreement on January 19, 2017. As referenced above under the “Employment Agreements” heading, the Separation Agreement included terms leading up to his separation from the Corporation, including the determination of the Separation Date and Separation Payments.

As for the treatment of the Options or equity awards in connection with a change of control of the Corporation, see “Incentive Plan Awards - The 2010 Stock Option Plan – Termination of Options”, and “Incentive Plan Awards - The 2015 Equity Incentive Plan – Change in Control” sections below. A “change of control”, for the purpose of such employment agreements, generally means the occurrence of (a) an amalgamation, arrangement, merger, takeover bid, consolidation or other transaction as a result of which the Corporation is not the surviving or continuing corporation or entity (subject to certain exceptions, including transactions with wholly-owned subsidiaries, and transactions in which there is no substantial change in the Shareholders and the outstanding Options and/or other equity awards are assumed or replaced by the successor or continuing corporation); (b) a dissolution or liquidation of the Corporation; (c) the sale of all or substantially all of the assets of the Corporation; (d) a business combination (going private transaction); or (e) any other transaction or series of related transactions which does not result in the Shareholders immediately prior to such transaction or series of related transactions holding 50% or more of the voting power of the surviving or continuing entity following such transaction or series of related transactions.

If the employment of any of the NEOs is terminated without cause, the right to exercise any vested Options granted under the 2010 Stock Option Plan ends on the 90th day following the date when such NEO ceased being in active services or employment with the Corporation. The NEO’s right to exercise any vested stock equity-based awards granted under the 2015 Equity Incentive Plan ends on the earlier of (i) 90 days after termination, and (ii) the expiry date of the equity based award. If an NEO’s employment is terminated with cause, any Options granted under the 2010 Stock Option Plan or the equity based awards granted under the 2015 Equity Incentive Plan will be deemed to have been cancelled immediately on the date in which he/she is required to stop reporting to work. For further information on the treatment of Options and equity-based awards granted under the 2010 Stock Option Plan and the 2015 Equity Incentive Plan in similar circumstances, see “Statement of Executive Compensation – Equity-Based Incentive Plans”.

David Baazov resigned from all positions with the Corporation on August 12, 2016. As a result of his resignation, his unvested Options were forfeited and his vested Options were exercisable within a 90 day period following his resignation. No incremental amount is payable to him in connection with his resignation.

No incremental amount is payable to any of the NEOs who continued to serve as NEOs as at December 31, 2016 in connection with the termination of the NEO’s employment for cause or retirement. The following chart shows the estimated incremental payments to each continuing NEO at, following, or in connection with the NEO’s death or disability, termination without cause or for good reason, termination without cause or for good reason following a change of control, or resignation or retirement, in each case, assuming the triggering event took place on December 31, 2016 and based on the closing price of the Common Shares on such date:

NEOs	Category of Payment	Termination by Reason of Death or Disability	Termination Without Cause or For Good Reason	Termination Without Cause or For Good Reason Following a Change In Control	Resignation and/or Retirement
Rafael (Rafi) Ashkenazi, Chief Executive Officer of Amaya, and Chief Executive Officer, Rational Group(1)	Severance	$0	$1,766,448	$1,766,448	$0
	Equity-based awards(2)	$0	$0	$0	$0
	Total	$0	$1,766,448	$1,766,448	$0
Marlon Goldstein, Executive VP of Corporate Development and General Counsel of Amaya	Severance	$0	$3,600,000	$3,600,000	$0
	Equity-based awards(2)	$0	$1,132,596	$1,132,596	$0
	Total	$0	$4,732,596	$4,732,596	$0
Guy Templer, Chief Operating Officer, Rational Group(1)(3)	Severance	$0	$662,354	$662,354	$0
	Equity-based awards(2)	$0	$0	$0	$0
	Total	$0	$662,354	$662,354	$0

Notes:

(1)

Messrs. Ashkenazi and Templer are paid in Great Britain Pound Sterling, therefore the calculation of their severance amount was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2016 of 1.349306.

(2)

These amounts are calculated based on the difference between the closing price of Common Shares on the TSX of CDN$19.01 on December 30, 2016 and the exercise price of the Options. For the purposes of these calculations, the closing price of the Common Shares was converted from Canadian dollars to U.S. dollars using an exchange rate of 0.74415 as of December 30, 2016.

(3)

Amounts are based on the employment agreement of Mr. Templer in effect as of December 31, 2016, which provided that the severance amount payable in connection with the termination of employment was 0.5 time his annual salary then in effect, plus certain accrued holiday entitlements and the pro rata portion of any bonus to which Mr. Templer was entitled for the year most recently ended.

On January 19, 2017, Mr. Sebag entered into a Separation Agreement, which replaces and supersedes the terms of any payments payable by the Corporation under the scenarios described in the table above under his employment agreement, as summarized above under the “Employment Agreements – Employment Agreement of Mr. Daniel Sebag, Chief Financial Officer” and “Termination and Change of Control Benefits” sections.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2016 for each NEO under the 2010 Stock Option Plan and the 2015 Equity Incentive Plan. There is no share-based award plan offered strictly to executive officers.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Daniel Sebag, Chief Financial Officer, Amaya	300,000	0.74	July 21, 2017	4,020,643	—	—	—
	100,000	3.13	September 4, 2019	1,102,086	—	—	—
	75,000	23.29	September 8, 2021	—	—	—	—
	100,000	14.67	December 17, 2022	—	—	—	—
Rafael (Rafi) Ashkenazi, Chief Executive Officer, Amaya, and Chief Executive Officer, Rational Group	225,000	14.88(2)	October 20, 2021	—	—	—	—
	50,000	14.67	December 17, 2022	—	—	—	—
Marlon Goldstein, Executive VP of Corporate Development and General Counsel, Amaya	600,000	5.92	January 1, 2021	4,938,180	—	—	—
	200,000	23.29	September 8, 2021	—	—	—	—
	100,000	14.67	December 17, 2022	—	—	—	—
Guy Templer, Chief Operating Officer, Rational Group	225,000	14.88	October 20, 2021	—	—	—	—
David Baazov, Former President and Chief Executive Officer, Amaya	200,000	0.74	July 27, 2017	2,680,428	—	—	—
	187,500	3.13	July 4, 2019	2,066,412	—	—	—

Notes:

(1)

These amounts are calculated based on the difference between the closing price of Common Shares on the TSX of CDN$19.01 on December 30, 2016 and the exercise price of the respective Options. For the purposes of these calculations, the closing price of the Common Shares was converted from Canadian dollars to U.S. dollars using an exchange rate of 0.74415 as of December 30, 2016.

(2)

This grant of Options under the 2010 Stock Option Plan was approved by the TSX in connection with the Rational Group Acquisition. The exercise price of such Options is equal to a price per share that is lower than the fair market value of the Common Shares at the date of grant.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information for each NEO concerning the value vested of the options-based awards during the year ended December 31, 2016, as if such Options were exercised by the particular NEO as of each respective vesting date during such period.

Name	Option-based awards Value vested during the year ($)(1)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation Value vested during the year ($)
Daniel Sebag, Chief Financial Officer, Amaya	275,522	—	—
Rafael (Rafi) Ashkenazi, Chief Executive Officer, Amaya, and Chief Executive Officer, Rational Group	—	—	—
Marlon Goldstein, Executive VP of Corporate Development and General Counsel, Amaya	1,234,545	—	—
Guy Templer, Chief Operating Officer, Rational Group	—	—	—
David Baazov, Former President and Chief Executive Officer, Amaya	—	—	—

Note:

(1)

These amounts are calculated based on the difference between the closing price of Common Shares on the TSX on the respective vesting dates during the year ended December 31, 2016 and the exercise price of the respective Options as if such options had been exercised on such vesting dates.

Equity-Based Incentive Plans

On May 14, 2015, upon a recommendation of the CGNC Committee, the Board passed a resolution adopting the 2015 Equity Incentive Plan and amendments to the 2010 Stock Option Plan (the “2010 Stock Option Plan Amendments”), each of which was approved by the Shareholders at the 2015 Annual Meeting. The purpose of the 2015 Equity Incentive Plan is to provide flexibility to the Corporation to grant, in addition to Options, other forms of equity-based incentive awards to attract, retain and motivate qualified directors, employees and consultants of the Corporation and its subsidiaries. The 2010 Stock Option Plan Amendments limit the number of shares issuable under the 2010 Stock Option Plan to the number of Options outstanding as of the 2015 Annual Meeting and extend the expiry date of certain outstanding Options issued under the 2010 Stock Option Plan for twenty-four (24) months from their original expiry dates. Since the 2015 Annual Meeting, all grants of equity-based awards by the Corporation have been made pursuant to the 2015 Equity Incentive Plan only, and the 2010 Stock Option Plan, as amended by the 2010 Stock Option Plan Amendments, has remained in effect exclusively in respect of outstanding Options granted thereunder. For information on vesting value of equity-based awards granted by the Corporation to the NEOs, see above “Incentive Plan Awards – Value Vested or Earned During the Year”.

 The 2010 Stock Option Plan

The Board may no longer grant Options under the 2010 Stock Option Plan but outstanding Options still remain governed by its terms. Prior to the effective date of the 2010 Stock Option Plan Amendments, the Board was able, from time to time, in its discretion, and in accordance with the requirements of the TSX, to grant non-transferable Options to purchase Common Shares. The 2010 Stock Option Plan was a “10% rolling” stock option plan pursuant to which unallocated Options thereunder had to be re-approved by Shareholders by ordinary resolution every three years. Set forth below is a summary of certain key terms of the 2010 Stock Option Plan.

Eligibility

Prior to the 2010 Stock Option Plan Amendments, all directors, officers, employees and consultants of the Corporation or any of its subsidiaries were eligible to receive Options under the 2010 Stock Option Plan. Under the terms of the 2010 Stock Option Plan, the aggregate number of Common Shares issued to insiders of the Corporation within any one year period, or issuable to insiders of the Corporation at any time, under all security-based compensation arrangements of the Corporation, could not exceed 10% of the total number of issued and outstanding Common Shares of the Corporation at such time. The number of Common Shares that were, at any time, issuable within any 12-month period under the 2010 Stock Option Plan on the exercise of Options or pursuant to other security-based compensation arrangements of the Corporation, (i) to any one participant were not to exceed 5% of the then issued and outstanding Common Shares of the Corporation, (ii) to any consultant were not to exceed 2% of the then issued and outstanding Common Shares of the Corporation, and (iii) to any employee conducting investor relations activities were not to exceed an aggregate of 2% of the then issued and outstanding Common Shares of the Corporation to all employees conducting investor relations activities.

Term, Vesting and Exercise Price of Options

All outstanding Options granted pursuant to the terms of the 2010 Stock Option Plan originally had five-year terms to expiry. However, pursuant to the 2010 Stock Option Plan Amendments, the expiry date of certain outstanding Options was extended for twenty-four (24) months from their original expiry dates. The extension was automatic for Canadian Taxpayers, but Foreign Taxpayers (as such terms are defined in the 2010 Stock Option Plan Amendments) had to elect to have such extension apply to any or all of their Options by giving written notice to the Corporation of such election. In the case of Foreign Taxpayers, the extension was also subject to Board approval.

The exercise price of the Options issued under the 2010 Stock Option Plan is fixed at the date of grant and is based on the closing price of the Common Shares on the TSX on the day prior to the date of grant. Generally, and unless otherwise determined by the Board in its discretion, such Options vest in equal annual amounts on each of the first, second, third and fourth anniversaries of the date of grant.

Termination of Options

If an optionee ceases to be in active employment or service with the Corporation or one of its subsidiaries (for any reason other than death, disability or termination for cause), the rights of such optionee to exercise any vested Options granted to him or her under the 2010 Stock Option Plan shall cease on the ninetieth (90th) day following the date when such optionee ceased to be in active employment or service with the Corporation or any of its subsidiaries, provided that, within such ninety (90) day period, the optionee may only exercise such Options to the extent that he or she was entitled to exercise them on the day immediately preceding the date he or she ceased to be in active employment or service with the Corporation or one of its subsidiaries.

If an optionee is terminated for cause, such optionee’s right to exercise any Options granted to him or her under the 2010 Stock Option Plan shall be deemed to have ceased and the Options shall be deemed to have been cancelled on the day immediately preceding the earlier of the date on which the Corporation gives the participant notice of his termination or the date on which the Corporation requires the participant to stop reporting to work.

Upon the death of an optionee, all unvested Options shall vest immediately provided that such optionee was in active employment or service with the Corporation or under disability at the time of such death. Any Options granted to such optionee under the 2010 Stock Option Plan will be exercisable for a period of up to one year following death. In the event of the disability of an optionee, any Options granted to such optionee under the 2010 Stock Option Plan will continue to vest and all vested Options will be exercisable in accordance with the terms of such Options.

Upon the occurrence of a “change of control” event (as defined in the 2010 Stock Option Plan), at the option of the Corporation, any or all outstanding Options may be assumed by the successor or continuing entity (if any), or the successor or continuing entity may provide substantially similar consideration to optionees as was provided to Shareholders at the time of the occurrence of the “change of control”. In the event that the successor or continuing entity refuses to assume or substitute any outstanding Options, the Corporation will so notify the optionees in writing and the optionees will have ten (10) business days following the date of such notice was given to exercise the vested Options as at the date of such notice, failing which all vested and unvested Options will be deemed to expire. Notwithstanding the foregoing, (i) in the case of a takeover bid, the optionees may elect to exercise all or any of the Options (whether vested or not at the time) for the purposes of tendering such Common Shares under such formal bid, and (ii) in the case of a business combination (going private transaction), the Corporation may terminate, subject to the completion of such business combination, all of the then outstanding Options by giving at least ten (10) days prior written notice of such termination to each of the optionees and paying to each of the optionees at the time of the completion of the business combination an amount equal to the fair market value of the Options.

Amendment and Termination of the 2010 Stock Option Plan

Subject to applicable law, the Board may at any time suspend or terminate the 2010 Stock Option Plan, provided that no such termination may cause prejudice to any Options granted prior to the termination of the 2010 Stock Option Plan. The Board may not make the following amendments to the 2010 Stock Option Plan without shareholder approval (a) an increase in the number of reserved Shares, (b) a reduction in the Exercise Price or a cancellation of Options for the purpose of re-issuing new Options in replacement thereof, (c) an extension to the term of an Option beyond its original expiration date, (d) an amendment to the class of eligible Participants allowing the introduction or re-introduction of non-employee directors of the Corporation on a discretionary basis, and (e) an amendment allowing Options to be transferable or assignable other than for ordinary estate settlement purposes.  The Board may not reduce the exercise price of Options held by an insider of the Corporation at the time of the proposed amendment without disinterested Shareholder approval.

The Board may also at any time and from time to time make certain amendments to the 2010 Stock Option Plan without Shareholder approval, including amendments to (a) the eligibility criteria and the limits for participating in the 2010 Stock Option Plan, (b) the conditions for granting and exercising Options, (c) comply with the legislation governing the Plan or the requirements of a regulatory body or stock exchange, (d) correct or rectify any ambiguity, incorrect stipulation or omission in the text of the 2010 Stock Option Plan, (e) improve plan administration, (f) change the vesting period, provided that such amendment does not accelerate the vesting of previously granted Options, (g) change the content of a grant agreement, (h) change the conditions governing the cancellation of Options, (i) change the conditions for the adjustment of Options, (j) adjust provisions governing the tax treatment of Options granted, and (k) change the provisions regarding the legislation applicable to the 2010 Stock Option Plan.

The 2015 Equity Incentive Plan

Below is a summary of the key terms of the 2015 Equity Incentive Plan.

Common Shares Subject to the 2015 Equity Incentive Plan

Subject to the adjustment provisions provided for in the 2015 Equity Incentive Plan, and to the rules of any stock exchange, the total number of Common Shares reserved for issuance pursuant to awards granted under the 2015 Equity Incentive Plan and the 2010 Stock Option Plan shall not exceed 10% of the issued and outstanding Common Shares from time to time. To the extent any awards under the 2015 Equity Incentive Plan or the 2010 Stock Option Plan are cancelled for any reason prior to exercise in full or are surrendered to the Corporation, except surrenders relating to the payment of the purchase price of any such award or the satisfaction of the tax withholding obligations relating to any such award, the Common Shares subject to such awards (or portion(s) thereof) shall be added back to the number of shares reserved for issuance under the 2015 Equity Incentive Plan. The number of Common Shares issuable to insiders under the 2015 Equity Incentive Plan and all other security-based compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares at any time. The number of Common Shares issued to insiders within any one year period and all other security-based compensation arrangements, including, but not limited to, the 2015 Equity Incentive Plan, cannot exceed 10% of the issued and outstanding Common Shares. Furthermore, the aggregate number of Common Shares issuable to eligible persons who are directors but not otherwise employees of the Corporation, including its subsidiaries, under all of the Corporation’s security based compensation arrangements shall not exceed 1% of the issued and outstanding Common Shares, and within any one financial year of the Corporation, the aggregate fair value on the date of grant of all awards granted to any director under all of the Corporation’s security based compensation arrangements shall not exceed CDN$100,000; provided that such limits shall not apply to deferred share units granted to a director in lieu of any cash retainer or meeting fees and provided further that deferred share units shall not be included in determining the aggregate fair value on the date of grant of deferred share units granted within any one financial year.

Administration of the 2015 Equity Incentive Plan

The plan administrator of the 2015 Equity Incentive Plan (the “Plan Administrator”) will be determined by the Board, and will initially be the CGNC Committee, but may in the future be administered by the Board itself or delegated to such other committee as may be established by the Board from time to time. The Plan Administrator will determine which employees, directors, officers or consultants are eligible to receive awards under the 2015 Equity Incentive Plan. In addition, the Plan Administrator will interpret the 2015 Equity Incentive Plan and may adopt administrative rules, regulations, procedures and guidelines governing the 2015 Equity Incentive Plan or any awards granted under the 2015 Equity Incentive Plan as it deems to be appropriate.

Types of Awards

The following types of awards may be made under the 2015 Equity Incentive Plan: Options, RSUs, PSUs, DSUs, restricted shares or other share-based awards. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the 2015 Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the 2015 Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

Stock Options

A stock option is a right to purchase Common Shares upon the payment of a specified exercise price as determined by the Plan Administrator at the time the stock option is granted. Subject to certain adjustments and whether the Common Shares are then trading on any stock exchange, the exercise price shall not be less than the highest closing price of the Common Shares on any stock exchange on which the Common Shares are then listed on the date of grant (the “Market Price”). Subject to the discretion of the Plan Administrator, stock options granted under the 2015 Equity Incentive Plan will vest in four equal amounts on a yearly basis over the four years following the grant date. Subject to any accelerated termination as set forth in the 2015 Equity Incentive Plan, each stock option expires on the date that is the earlier of ten years from the date of grant or such earlier date as may be set out in the participant’s award agreement.

Unless otherwise specified by the Plan Administrator at the time of granting a stock option, the exercise notice of such option must be accompanied by payment in full of the purchase price for the Common Shares underlying the options to be purchased. The exercise price must be fully paid by certified cheque, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the exercise price is accomplished with the proceeds of the sale of Common Shares deliverable upon the exercise of the stock option, (ii) through any cashless exercise process as may be approved by the Plan Administrator, or (iii) such other consideration and method of payment for the issuance of Common Shares to the extent permitted by applicable securities laws, or any combination of the foregoing methods of payment. No Common Shares will be issued or transferred upon the exercise of stock options in accordance with the terms of the grant until full payment therefor has been received by the Corporation.

Restricted Share Units

An RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive Common Shares after a specified vesting period determined by the Plan Administrator, in its sole discretion. Upon settlement, holders will receive one fully paid and non-assessable Common Share in respect of each vested RSU.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive Common Shares based on the achievement of performance goals established by the Plan Administrator over a performance period. The performance goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied relative to performance of an index or comparator group, in each case as determined by the Plan Administrator. The Plan Administrator may modify the performance goals as necessary to align them with the corporate objectives of the Corporation. The performance goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). Upon settlement, holders will receive fully paid and non-assessable Common Shares in proportion to the number of vested PSUs held and the level of performance achieved.

Restricted Shares

A restricted share is a fully paid and non-assessable Common Share that is subject to restrictions on transfer and a risk of forfeiture for a period of time, and which shall be held by the Corporation or its designee in escrow until such time as the restricted period lapses. The Plan Administrator shall have the authority to determine at the time of grant, in its sole discretion, the duration of the restricted period and other restrictions applicable to the restricted Common Shares. Except for the restrictions applicable to the restricted Common Shares, during the restricted period, the holder shall have all the rights and privileges of a holder of Common Shares as to the restricted Common Shares, including the right to vote.

Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive Common Shares on a future date, generally upon termination of service with the Corporation. Upon settlement, holders will receive one fully paid and non-assessable Common Share in respect of each vested DSU.

Other Share-Based Awards

The Plan Administrator may, subject to the provisions of the 2015 Equity Incentive Plan and applicable law, grant other share-based awards to any director, officer, employee or consultant, other than those described above. Such awards are to be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including securities convertible into Common Shares).

Dividend Equivalents

RSUs, PSUs, DSUs and, if so determined by the Plan Administrator in its discretion, other Common Share-based awards, may be credited with dividend equivalents in the form of additional RSUs, PSUs, DSUs and other share-based awards, as applicable. Dividend equivalents shall vest in proportion to the awards to which they relate. Such dividend equivalents shall be computed by dividing: (i) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs, DSUs or other share-based awards, as applicable, held by the participant on the record date for the payment of such dividend, by (ii) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

If an award expires during, or within five business days after, a trading black-out period imposed by the Corporation to restrict trades in its securities, then, notwithstanding any other provision of the 2015 Equity Incentive Plan, unless the delayed expiration would result in tax penalties, the award shall expire ten business days after the trading black-out period is lifted by the Corporation.

Expiration

All awards granted under the 2015 Equity Incentive Plan will expire on the date set out in the applicable award agreement, subject to early expiry in certain circumstances, provided that in no circumstances will the duration of an award granted under the 2015 Equity Incentive Plan exceed 10 years from its date of grant.

Termination of Employment or Services

The following table describes the impact of certain events that may, unless otherwise specified by the Plan Administrator at the grant date or otherwise set forth in an employment or written agreement, leads to the acceleration or early expiry of awards granted under the 2015 Equity Incentive Plan:

Event	Provisions
For all Participants – in the case of death or disability	• Acceleration of portion of next instalment due to vest • Forfeiture of all remaining unvested awards 30 days after the date of death or disability

Employees

Termination for cause	• Forfeiture of all unvested and vested awards

Termination other than for cause	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days after termination and (ii) expiry date

Voluntary resignation	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days after resignation and (ii) expiry date

Consultants

Voluntary resignation or termination due to breach of consulting agreement or arrangement	• Forfeiture of all unvested and vested awards

Termination other than for breach of consulting agreement or arrangement	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days after termination and (ii) expiry date

Directors – ceasing to hold office other than due to death or disability	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days following termination and (ii) expiry date

Change in Control

Except as specified by the Plan Administrator at the grant date or otherwise set forth in an employment or written agreement, if an employee is terminated within 12 months following a change in control, all awards vest and options may be exercised until the earlier of (i) 90 days after termination and (ii) the expiry date of the option. However, the 2015 Equity Incentive Plan provides that in connection with a change in control, the Plan Administrator may (i) cause awards to be converted or exchanged into or for rights or other securities in any entity participating in or resulting from the change in control, (ii) cause any unvested or unearned awards to become fully vested or earned or free of restriction upon or immediately prior to the occurrence of such change in control, or (iii) replace the awards with other rights. Subject to certain exceptions, a change in control means (i) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares, (ii) the sale of all or substantially all of the assets or the dissolution of the Corporation, (iii) the acquisition of the Corporation via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, (iv) individuals who comprise the Board at the last annual meeting of Shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the Shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board, or (v) such event the Board determines as being a change in control.

Non-Transferability of Awards

Subject to certain exceptions provided under the 2015 Equity Incentive Plan (including the assignment of awards to certain Permitted Assigns (as defined under National Instrument 45-106 Prospectus Exemptions, as amended from time to time)), and unless otherwise provided by the Plan Administrator, no assignment or transfer of awards granted under the 2015 Equity Incentive Plan, whether voluntary, involuntary, by operation of law or otherwise, is permitted.

Amendments to the 2015 Equity Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the 2015 Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determinates appropriate, provided that (i) no such amendment, modification, change, suspension or termination of the 2015 Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a holder or materially increase any obligations of a holder under the 2015 Equity Incentive Plan without the consent of such holder, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (ii) any amendment that would cause an award held by a Foreign Taxpayer (as such term is defined in the 2015 Equity Incentive Plan) to be subject to the additional tax penalty under Section 409A(1)(b)(i)(ii) of the United States Internal Revenue Code of 1986, as amended, shall be null and void ab initio.

Notwithstanding the above, none of the following amendments shall be made to the 2015 Equity Incentive Plan without the approval of the Shareholders:

(a)

increasing the percentage of Common Shares reserved for issuance under the 2015 Equity Incentive Plan, except pursuant to the provisions in the 2015 Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)	increasing or removing the 10% limits on Common Shares issuable or issued to insiders;
(c)

reducing the exercise price of an award except pursuant to the provisions in the 2015 Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(d)	extending the term of an award beyond the original expiry date (except in connection with a black-out period as described above);
(e)	permitting an award to be exercisable beyond 10 years from the date of grant (except in connection with a black-out period as described above);
(f)	increasing or removing the limits on the participation of non-employee directors;
(g)

permitting awards to be transferred to a person other than a Permitted Assign (as defined under National Instrument 45-106 Prospectus Exemptions, as amended from time to time) or for normal estate settlement purposes; or

(h)	deleting or otherwise limiting the amendments which require approval of the Shareholders.

Except for the items listed above, amendments to the 2015 Equity Incentive Plan do not require Shareholder approval. Such amendments include: (i) amending the general vesting provisions or restricted period of an award, (ii) amending the provisions for early termination of awards in connection with a termination of employment or service, (iii) adding covenants of the Corporation for the protection of the participants, (iv) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (v) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Pension Plan Benefits

The Corporation had no deferred compensation plans, defined benefit plans or defined contribution plans (collectively, the “Plans”), in place at any time during the year ended December 31, 2016, other than the deferred profit sharing plan of the Corporation (the “DPSP”) described below. During the same period, Rational Group had a number of Plans in place, including a defined contribution plan for Isle of Man-located employees (the “RG IoM Pension Plan”), and a wholly-owned U.S. subsidiary of the Corporation (“Amaya US”) had a 401(k) plan (the “401(k) Plan”). Messrs. Ashkenazi and Templer were eligible to participate in the RG IoM Pension Plan during the year ended December 31, 2016 but only Mr. Templer elected to participate. Mr. Ashkenazi instead elected to receive an “investment allowance” equal to an aggregate amount of 7% of his annual base salary, payable monthly. During the year ended December 31, 2016, Messrs. Sebag and Baazov participated in the DPSP and Mr. Goldstein participated in the 401(k) Plan.

The RG IoM Pension Plan

The RG IoM Pension Plan was adopted by Rational Group to provide certain employees located in the Isle of Man with the opportunity to save for retirement on a tax-advantaged basis. The plan is accessible to all employees of Rational Group located in the Isle of Man from the first day of employment, and each such employee can leave the plan without penalty. Upon becoming a member of the RG IoM Pension Plan, each eligible participant is issued a personal policy, and all payments into the RG IoM Pension Plan are held exclusively in the relevant employee’s name. The relevant participant’s pension fund grows to retirement and the growth level through time will depend on a number of factors, including, but not limited to: (i) the amount of contributions the relevant employee and Rational Group make to the RG IoM Pension Plan, and (ii) the performance of the relevant fund(s) in which the participant’s contributions are invested. Participation in the RG IoM Pension Plan is voluntary. The plan provides that each eligible participant can contribute up to a maximum of 100% of its net earnings, subject to a maximum of £300,000. On the other hand, Rational Group contributes, on a yearly basis, an aggregate amount of 7% of the annual base salary of the relevant eligible employee, subject to certain limits imposed by applicable law.

There is a range of funds available to eligible participants under the RG IoM Pension Plan, which include the default investment option, as well as unit-linked funds and other options that can be selected by the participants based on their respective requirements and risk tolerance, as well as other elements determined from time to time by the participant and the fund administrator.

The administrator of the RG IoM Pension Plan charges a yearly fee equal to 1% of the fund value in order to manage the fund, without any other charges or penalties being imposed by the administrator. Under the RG IoM Pension Plan, the retirement age is 65; it being understood that a participant under the plan may be eligible for benefits thereunder from the age of 50 until the age of 75, subject to the terms and limitations set out in the RG IoM Pension Plan, irrespective of whether or not such participant has retired.

Eligible participants have the option of taking up to thirty percent (30%) of the accumulated fund(s) as a tax-free cash sum. The remainder of the fund(s) must be used to provide a pension, to be allocated in accordance with the relevant participant’s needs and wishes at the relevant time, subject to the policies of the RG IoM Pension Plan and applicable laws. The amount of pension an eligible participant will receive will be determined by the value of the fund(s) upon such participant’s retirement, the type of pension chosen, as well as the prevailing annuity rates. In addition, pursuant to recent amendments to applicable pension legislation, certain additional funds (currently up to approximately £70,000) may be accessed at favorable tax rates for members who are 55 years of age or older, subject to certain limitations and restrictions. To the extent a participant leaves employment with Rational Group, such participant will have the option to: (i) leave his or her benefits within the RG IoM Pension Plan where they will continue to grow in line with investment performance, (ii) continue to pay contributions going forward, or (iii) transfer the value of the investment in the plan to another arrangement or plan. If the eligible participant dies before retirement, the full value of the employee’s fund will be paid either as a cash sum or dependant’s pension, depending the circumstances at bar. The RG IoM Pension Plan accepts transfers from other pension arrangements and may be assigned in certain circumstances.

The 401(k) Plan

The 401(k) Plan was adopted to provide certain U.S.-based employees with the opportunity to save for retirement on a tax-advantageous basis. All employees of Amaya US resident in the United States are eligible to participate in the 401(k) Plan as of their date of hire. Eligible participants in the 401(k) Plan may elect to contribute up to 100% of their gross wages into the 401(k) Plan to a regular 401(k) account or on an after-tax basis to a Roth 401(k) account, subject to maximum yearly amounts of deferrals, which were $18,000 for the 2016 fiscal year ($24,000 for employees over the age of 50). Amaya US contributes an amount equal to the sum of 100% of the contributions of an eligible participant, not to exceed 6% of the participant’s yearly compensation (excluding fringe benefits and bonuses), provided however that the recognized annual compensation in respect of a participant for the purpose of the 401(k) plan is capped, by law, at $265,000 for the 2016 fiscal year. Employer matching contributions vest immediately upon disbursement. Amaya US may also make a discretionary contribution in respect of participants that are employed at the end of each relevant fiscal year.

Participants can elect to invest their 401(k) Plan assets among the list of available investment options. Under the plan, withdrawals prior to termination of employment are permitted if the participant has attained the age of 59 ½ and in prescribed cases of financial hardship. Participants also receive the value of their account when they leave employment.

The DPSP

The DPSP was adopted to allow Canadian-based employees to share in the profits of the Corporation and to accumulate these savings under a tax-deferred arrangement. All full-time permanent employees of the Corporation, other than certain related-parties of the Corporation identified under applicable Canadian law, with at least 3 months of continuous employment are eligible to participate in the DPSP; provided however that the Corporation has the discretion to waive the employment grace period requirement. Under the DPSP, the Corporation will make contributions from profits generated during the then current year or prior years that have not yet been allocated, while eligible participants do not contribute to the DPSP. The contributions of the Corporation are limited to the maximum contribution for deferred profit sharing plans under applicable Canadian law, being of $13,005 for the fiscal year ended December 31, 2016. All contributions made by the Corporation under the DPSP vest immediately upon disbursement. Under the DPSP, the Corporation contributes an amount equal to the sum of 100% of the contributions of an eligible participant to his or her RRSP plan, not to exceed 4% of the participant’s yearly compensation (excluding taxable benefits and bonuses).

In the event of an eligible participant’s termination of employment, retirement, death or disability (as defined under the DPSP), or if the DPSP is terminated, the eligible participant will be entitled to the vested value of his account accumulated until the relevant trigger date. During the year ended December 31, 2016, Messrs. Sebag and Baazov each contributed to a non-registered plan, and the Corporation matched those contributions to those plans.

The following table presents certain information regarding the benefits received by Mr. Templer pursuant to the RG IoM Pension Plan, Mr. Goldstein under the 401(k) Plan and Messrs. Sebag and Baazov under the DPSP, in each case for the year ended December 31, 2016:

Name	Accumulated value at start of year(1)	Compensatory(2)	Accumulated value at year end(3)
Daniel Sebag, Chief Financial Officer, Amaya	$0	$9,821	$19,660
Guy Templer, Chief Operating Officer, Rational Group	$245,307	$29,913	$294,050
Marlon Goldstein, Executive VP of Corporate Development and General Counsel, Amaya	$0	$9,667	$19,726
David Baazov, Former President and Chief Executive Officer, Amaya	$0	$9,821	$0(4)

Notes:

(1)

The benefits accumulated at the start of the year by Mr. Templer under the RG IoM Pension Plan are computed in Great Britain Pound Sterling, therefore the amounts were converted into U.S. dollars using an exchange rate as of the start of the year of 1.474174.

(2)

The benefits accumulated as “compensatory” by (i) Mr. Templer under the RG IoM Pension Plan are computed in Great Britain Pound Sterling, therefore the amounts were converted into U.S. dollars using an average exchange rate of 1.349306, and (ii) Messrs. Sebag and Baazov under the DPSP are computed in Canadian dollars, therefore the amounts were converted into U.S. dollars using an average exchange rate of 0.755188.

(3)

The benefits accumulated at the end of the year by (i) Mr.Templer under the RG IoM Pension Plan are computed in Great Britain Pound Sterling, so the amounts were converted into U.S. dollars using a closing exchange rate of 1.228045, and (ii) Messrs. Sebag and Baazov under the DPSP are computed in Canadian dollars, therefore the amounts were converted into U.S. dollars using a closing exchange rate of 0.74395.

(4)	Mr. Baazov withdrew the full amount accumulated under the DPSP prior to the year-ended December 31, 2016.

Director Compensation

Director Compensation Table

The following table sets forth information concerning all amounts of compensation provided to the directors of the Corporation who are not members of the management of the Corporation for the year ended December 31, 2016.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Divyesh (Dave) Gadhia(1)	509,524(2)	—	—	—	—	—	509,524
Wesley K. Clark	73,058	—	—	—	—	—	73,058
Aubrey Zidenberg(3)	197,087(2)	—	—				197,087
Harlan Goodson(4)	261,596(2)	—	—	—	—	—	261,596
Alfred F. Hurley, Jr.(5)	140,000(2)	—	—	—	—	—	140,000
David Lazzarato(6)	135,000(2)	—	—	—	—	—	135,000

Notes:

(1)

Mr. Gadhia was appointed interim Chairman of the Board in April 2016 and then permanent Chairman of the Board in June 2016 following the 2016 Annual Meeting. Mr. Gadhia became the Chairman of the Special Committee upon its formation in February 2016. Mr. Gadhia was a member of the Audit Committee until the 2016 Annual Meeting and continues to be a member of the Corporate Governance, Nominating and Compensation Committee.

(2)

In addition to ordinary director fees, Messrs. Gadhia, Zidenberg, Goodson, Hurley and Lazzarato were paid $243,995, $90,297, $165,297, $90,000 and $90,000, respectively, for their services as members of the Special Committee (as defined below).

(3)	Dr. Zidenberg served as a member of the Special Committee from its formation in February 2016 until the 2016 Annual Meeting.
(4)

Mr. Goodson became a member of the Special Committee upon its formation in February 2016. Mr. Goodson is also a member of the Audit Committee and Corporate Governance, Nominating and Compensation Committee.

(5)

Mr. Hurley became a member of the Board and Audit Committee and Chairman of the Corporate Governance, Nominating and Compensation Committee in June 2016 following the 2016 Annual Meeting. Mr. Hurley participated in certain Special Committee meetings following the 2016 Annual Meeting and became a permanent member of the Special Committee in October 2016.

(6)	Mr. Lazzarato became a member of the Board and Special Committee and Chairman of the Audit Committee in June 2016 following the 2016 Annual Meeting.

Narrative Discussion

The CGNC Committee recommends director compensation levels to the Board, including compensation to be paid to the Chair of the Board and those acting as committee chairs, and sets compensation levels that adequately reflect the applicable responsibilities being assumed. In August 2016, the CGNC Committee formally engaged FW Cook to assist in establishing policies and performing benchmarking and market analysis and to make recommendations with respect to director compensation. Such assistance and recommendations were considered and factored into the adjustments to director compensation during 2016 referenced below.

Based on a compensation review and advice provided by FW Cook, the CGNC Committee approved a director compensation peer group during 2016 consisting of: Electronic Arts Inc.; Scientific Games Corporation, Caesars Acquisition Company, Akamai Technologies, Inc., Nuance Communications, Take-Two Interactive Software, Inc., Match Group, Inc., VeriSign, Inc., ACI Worldwide, Inc., ANSYS, Inc., Fair Isaac Corporation, j2 Global, Inc., Zynga Inc., Zillow Group, Inc., Synchronoss Technologies, Inc., TiVo Corporation, Open Text Corporation, Mitel Networks Corporation, and Shopify Inc. The peer group consists of North American listed companies in the gaming, interactive entertainment and software industries with revenues between 0.33 to 3 times that of Amaya’s revenue and enterprise value between 0.2 to 5 times that of Amaya. Other key factors considered in determining the peer group include the scope of international operations, business-to-consumer products or services, and EBITDA margin. For 2017, the director compensation peer group is expected to consist of the same or substantially similar peer group as used in 2016.

From January 1, 2016 through June 30, 2016, the retainers, meeting fees and other compensation for the non-management directors were as follows: (i) annual cash retainer of $75,000; and (ii) Chairman of the Board annual cash fee of $240,000. Effective from July 1, 2016 (following the 2016 Annual Meeting) through December 31, 2016, the retainers, meeting fees and other compensation for the non-management directors were adjusted as follows: (i) annual cash retainer of $60,000; (ii) annual equity-based award grant of RSUs or restricted stock of $65,000 (the granting of such award was delayed until March 2017 as the Corporation was in a trading black-out period as a result of the combination of a strategic alternatives review and routine quarterly blackouts during the course of 2016 through to early 2017, such that these awards are expected to vest immediately prior to the date of the Meeting); (iii) Chairman of the Board annual cash fee of $180,000; (iv) Chairman of the Audit Committee annual cash fee of $30,000; (v) Chairman of the CGNC Committee annual cash fee of $25,000; (vi) member of the Audit Committee annual cash fee of $15,000; and (vii) member of the CGNC Committee annual cash fee of $12,500. In addition, directors of the Board who are also members of the Compliance Committee (as defined below under “Statement of Corporate Governance Practices—Ethical Business Conduct”), receive a Compliance Committee annual cash liaison fee of $12,500.

With respect to the Special Committee (as defined below under “Interests of Informed Persons in Material Transactions”), from the date of the formation of the Special Committee in February 2016 through June 30, 2016, the monthly Chairman of the Special Committee cash fee was CDN$30,000 and the monthly Special Committee member cash fee was CDN$20,000. Effective from July 1, 2016 through December 31, 2016, these fees were adjusted to $22,500 and $15,000, respectively, and directors who were not members of the Special Committee but who attended and participated in certain meetings of the Special Committee were entitled to a cash fee of $750 per meeting.

As disclosed under Election of Directors — Nominees, the Board granted Mr. Gadhia 29,851 DSUs with a grant date fair value of $500,000 in March 2017.  At the time, the Board considered Mr. Gadhia's compensation for his work as Chairman and Chair of the Special Committee of the Board. Based on the recommendation of the Corporate Governance, Nominating and Compensation Committee and upon consultation with FW Cook, the Board determined it appropriate to pay Mr. Gadhia this additional retainer as consideration for his services up to the date of the Meeting and in recognition of his exceptional contributions to the Corporation and the significant time and effort he is expending on behalf of the Corporation.  This amount was in addition to the other compensation previously paid to Mr. Gadhia for these positions. At Mr. Gadhia's election, the payment was made in the form of DSUs that will be settled on the date of Mr. Gadhia’s separation from service.

Except as set forth above, no additional fees were otherwise paid to the directors for attendance at meetings, whether in person or telephonically. Additional fees may, however, be paid to the directors of the Corporation in connection with certain specific projects or mandates, including in connection with their role on certain committees formed from time to time, such as the Special Committee. All directors are entitled to be reimbursed for reasonable travel expenses incurred with respect to their attendance at meetings of the Board. Furthermore, each director is eligible to receive awards under the 2015 Equity Incentive Plan. However, the directors are not otherwise eligible for or participate in the executive compensation structure and practices set forth for the NEOs above under “Statement of Executive Compensation”.

The aggregate cash compensation paid to the directors of the Corporation for services rendered in their capacities as directors during the financial year ended December 31, 2016 was approximately $1,197,692.

Although the Corporation has not adopted a formal share ownership policy, it encourages share ownership by directors and currently expects to adopt a formal policy in 2017 that will require incremental ownership, over a five year period, of at least five times the annual cash retainer paid to the directors.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2016 for each individual who acted as director of the Corporation but who was not a member of the management of the Corporation for the year ended December 31, 2016.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the-money Options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Divyesh (Dave) Gadhia	10,000	0.74	July 21, 2017	134,021	—	—	—
	12,500	3.13	September 4, 2019	137,761	—	—	—
	6,000	23.29	September 8, 2021	—	—	—	—
	6,000	20.29	September 18, 2022	—	—	—	—
Wesley K. Clark	—	0.74	July 21, 2017	—	—	—	—
	12,500	3.13	September 4, 2019	137,761	—	—	—
	6,000	23.29	September 8, 2021	—	—	—	—
	6,000	20.29	September 18, 2022	—	—	—	—
Aubrey Zidenberg	10,000	3.65	January 10, 2020	105,000	—	—	—
	6,000	23.29	September 8, 2021	—	—	—	—
	6,000	20.29	September 18, 2022	—	—	—	—
Harlan Goodson	—	0.74	July 21, 2017	—	—	—	—
	12,500	3.13	September 4, 2019	137,761	—	—	—
	6,000	23.29	September 8, 2021	—	—	—	—
	6,000	20.29	September 18, 2022	—	—	—	—

Notes:

(1)	For the purposes of the calculations, the price of the Common Shares was converted from Canadian dollars to U.S. dollars using an exchange rate as of December 30, 2016 of 0.74415.
(2)	These amounts are calculated based on the difference between the closing price of Common Shares on the TSX of CDN$19.01 on December 30, 2016 and the exercise price of the respective Options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information for each individual who acted as director of the Corporation but who was not a member of the management of the Corporation concerning the value vested of the options-based awards during the year ended December 31, 2016.

Name	Option-based awards Value vested during the year(1) ($)	Non-equity incentive plan compensation Value vested during the year ($)
Divyesh (Dave) Gadhia	34,440	—
Wesley K. Clark	34,440	—
Aubrey Zidenberg	26,250	—
Harlan Goodson	34,440	—

Note:

(1)

These amounts are calculated based on the difference between the closing price of Common Shares on the TSX on the respective vesting dates during the year ended December 31, 2016 and the exercise price of the respective Options as if such Options had been exercised on such vesting dates.

Securities Authorized for Issuance Under Equity Compensation Plans

The table below summarizes information in relation to the Common Shares reserved for issuance under each of the 2010 Stock Option Plan and the 2015 Equity Incentive Plan as of December 31, 2016. The 2010 Stock Option Plan and the 2015 Equity Incentive Plan are the only equity-based incentive plans of the Corporation under which equity securities are currently authorized for issuance.

Plan	Number of securities to be issued upon exercise of outstanding Options or other equity-based awards	Weighted average exercise price of outstanding Options and other equity-based awards	Number of securities remaining available for future issuance under each of the 2010 Stock Option Plan and the 2015 Equity Incentive Plan (excluding securities reflected in the first column)
2010 Stock Option Plan	7,669,700	14.52	0
2015 Equity Incentive Plan	2,688,775	17.57	4,151,638

Directors’ and Officers’ Liability Insurance

The Corporation maintains liability insurance for the Corporation’s and its subsidiaries’ directors and officers in order to cover certain liabilities to which they may be exposed to in the course of their duties. The Corporation paid a gross premium of $2,603,633 for the financial year ended December 31, 2016, in its entirety. The maximum liability insurance coverage for directors and officers of the Corporation and its subsidiaries as a group is $150,000,000, subject to a deductible from $0 to $5,000,000 per claim, depending of the type of claim, as well as an additional $75,000,000 in coverage under a separate civil liability insurance policy. The separate policy is not subject to any deductible and covers directors and officers when the general directors and officers civil liability insurance policy has been depleted and in certain other pre-determined circumstances. Subject to certain terms and conditions, the general directors and officers civil liability insurance policy provides directors and officers with compensation in circumstances where they have not been compensated by the Corporation or where the Corporation is not authorized by law to do so.

Moreover, the Corporation has entered into indemnification agreements with its directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law.

The CGNC Committee is responsible for assessing the directors and officers insurance policy of the Corporation and making recommendations to the Board for its renewal or amendment or the replacement of the insurer. In addition, the Audit Committee at least annually reviews and discusses with management the adequacy of the Corporation’s overall insurance coverage.

Indebtedness of Directors and Officers

As of May 21, 2017, no executive officer, director, proposed nominee for election as a director or employee, former or present, of the Corporation was indebted to the Corporation including in respect of indebtedness to others where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Corporation.

Management Contracts

Management functions of the Corporation and its subsidiaries are not, to any degree, performed by a person or persons other than the directors or executive officers of the Corporation or its subsidiaries.

Interest of Informed Persons in Material Transactions

To the Corporation’s knowledge and other than as set forth herein, there are no material interests, direct or indirect, of directors, executive officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of any class or series of voting securities of the Corporation, or any associate or affiliate of such persons, in any transaction within the last three most recently completed fiscal years or in any proposed transaction which has materially affected or would reasonably be expected to materially affect the Corporation.

Notwithstanding the foregoing, on February 1, 2016, the Corporation received a non-binding indication from its then Chairman and Chief Executive Officer, David Baazov, that he intended to make an all-cash proposal to acquire the Corporation at a price then-estimated by Mr. Baazov to be CDN$21.00 per Common Share. The Board subsequently formed a special committee of independent directors (the “Special Committee”) to review any such proposal, as well as other potential strategic alternatives.  On October 18, 2016, the Corporation announced, among other things, that the Board had completed its strategic alternatives review and had concluded at that time that remaining as an independent publicly-traded corporation best positioned the Corporation to deliver long-term shareholder value.  Following this announcement, on November 14, 2016, the Corporation announced that it had received a non-binding all cash offer from Mr. Baazov on behalf of an entity to be formed to acquire the Corporation at a price of CDN$24.00 per Common Share. Discussions with Mr. Baazov and his offer were terminated on December 20, 2016. Following certain dispositions by Mr. Baazov in early-2017, to the knowledge of the Corporation and based on publicly available information, Mr. Baazov holds less than 5% of the issued and outstanding Common Shares.

Statement of Corporate Governance Practices

The Board is of the view that maintaining effective corporate governance practices is an important factor which contributes to the general success of the Corporation. The Board has adopted specific policies regarding corporate governance, including, without limitation, a mandate for the Board (the “Board Mandate”), and charters for each of its committees (the “Charters”), position descriptions for the roles of Chief Executive Officer and Chair of the Board (the “Position Descriptions”), a code of business conduct (the “Code of Conduct”), corporate governance guidelines (the “Guidelines”) and a whistleblower policy. Copies of the Board Mandate, Charters, Position Descriptions, Code of Conduct and Guidelines, in each case as amended from time to time, as well as such other policies that may be adopted and amended by the Corporation from time to time, may be, in each case as required by applicable law or as the Corporation otherwise determines, available on the Corporation’s website at www.amaya.com, and the disclosure provided under this section of this Information Circular pertaining to these matters, is qualified in its entirety by reference to the full text thereof.

Board

Pursuant to the Board Mandate, the Board is to be constituted at all times of a majority of individuals who meet or exceed the independence requirements of the NASDAQ Stock Market LLC (the “NASDAQ Rules”) and who are “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Board considers all relevant facts and circumstances in making a determination of independence for each director and, as appropriate, imposes independence requirements more stringent than those provided for by NASDAQ Rules and/or NI 58-101 to the extent required by Canadian or U.S. securities laws, including rules and policies promulgated by the U.S. Securities and Exchange Commission and the TSX. Generally, pursuant to such requirements, a director is considered “independent” of the issuer if he or she has no direct or indirect relationship with the issuer which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of the director’s independent judgment, provided that if certain relationships specified in such requirements are in effect the individual is deemed to be not independent. Currently, the Board is comprised of six directors, namely Messrs. Gadhia, Hurley, Lazzarato, Clark and Goodson and Dr. Zidenberg, all of whom are independent for the purposes of the NASDAQ Rules and NI 58-101. Assuming that all persons proposed to be nominated for election in this Information Circular are elected at the Meeting, the Board will also be comprised of six directors, namely Messrs. Gadhia, Hurley, Lazzarato, Goodson and Murphy and Ms. Turner, all of whom are independent for the purposes of the NASDAQ Rules and NI 58-101.

The Board is of the opinion that its current size is adequate and facilitates the efficiency of its deliberations, while ensuring a diversity of opinion and experience. The Corporation believes that each and every proposed director is eager to fulfil his obligations and assume his responsibilities in the best interests of the Corporation and the Shareholders. The independent directors of the Board shall meet independently of management, including after Board meetings on an as needed basis during the year.

Following the 2016 Annual Meeting, the Board appointed Mr. Gadhia as Chairman of the Board. Mr. Gadhia had been acting as interim Chairman of the Board since March 29, 2016, when Amaya announced that former Chairman and Chief Executive Officer, David Baazov was taking an indefinite paid leave of absence. Mr. Gadhia was previously the Board’s lead independent director and has been a director of the Corporation since 2010. The Board believes that Mr. Gadhia’s prior role as lead independent director and his prior experience make him uniquely suited to fulfill his role as Chairman of the Corporation. Mr. Gadhia is a non full-time Chairman. The Board has considered the compensation paid and payable to Mr. Gadhia and has determined that in the circumstances such compensation could not be reasonably expected to interfere with his independent judgement.

In addition to the separation of the Chairman and Chief Executive Officer roles, the Board also provides leadership for its independent directors by formal Board meetings, encouraging independent directors to bring forth agenda items, and providing independent directors with access to senior management, outside advisors, and unfettered access to information regarding the Corporation’s activities. The relatively small size of the Board facilitates this process. As of the date of this Information Circular, both committees of the Board are composed of all independent directors.

Directorships

Listed in the table below are the current directors and director nominees of the Corporation who serve on the boards of directors of other reporting issuers (or the equivalent, including public companies of the United States):

Name of Director or Nominee	Current Role with the Corporation	Other Current Directorships
Wesley K. Clark(1)	• Director	• BNK Petroleum, Inc. • Rentech Inc. • Leagold Mining Corporation
Alfred F. Hurley, Jr.	• Director	• New Mountain Finance Corporation
David Lazzarato	• Director	• Yellow Pages Limited
Peter E. Murphy	• Director Nominee	• Tribune Media Company • Malibu Boats, Inc.
Aubrey Zidenberg(1)	• Director	• Innova Gaming Group Inc.

Note:

(1)	Messrs. Clark and Zidenberg will not be standing for re-election as directors at the Meeting.

Position Descriptions

The Corporation has adopted formal Position Descriptions for the Chair of the Board and the Chief Executive Officer.

Chair of the Board

The primary responsibility of the Chair of the Board is to provide leadership to the Board to enhance Board effectiveness, including supervising management of the Corporation and overseeing the relationships between the Board, Shareholders and other stakeholders of the Corporation.

In general, the Chair fulfills his or her responsibility by, among other things: (i) overseeing the Board’s discharge of its duties and the delegation of responsibilities to all Board committees, (ii) organizing and presenting the agenda for Board meetings, (iii) assisting in reviewing and monitoring the long term business plan, strategies and policies of the Corporation and the achievement of their objectives, (iv) presiding over meetings of the Board, (v) liaising and working with all Board committees, and (vi) facilitating appropriate communication with management, senior officers and Shareholders.

Chief Executive Officer

The primary responsibility of the Chief Executive Officer is to lead the Corporation by providing a strategic direction for the growth and profitable operation of the Corporation.

The Chief Executive Officer will be expected, in fulfilling his or her primary responsibilities, to: (i) oversee the appropriate management of day-to-day business affairs of the Corporation, (ii) develop and implement the Corporation’s business plan and strategies, (iii) keep the Board informed in a timely and candid manner of the progress of the Corporation towards the achievement of its established goals and of all material deviations from such goals or objectives, (iv) take steps to build an effective management team, (v) build an appropriate business control environment, and (vi) fostering and conveying the importance of ethical practices, integrity and compliance with laws.

Orientation and Continuing Education

The CGNC Committee is currently responsible for the oversight of the orientation of new directors to familiarize them with the Corporation’s business and operations, including the Corporation’s reporting structure, strategic plans, significant financial, accounting and risk issues and compliance programs and policies, management and the external auditors, as well as ongoing educational opportunities for all directors.

The Board believes that it is important to orient new directors to the operations of the Corporation’s business and their role as a director and committee member, if applicable. To this end, management provides new members with, among other things, past board materials and other private and public documents concerning the Corporation, provides for tours of its facilities, and meetings with senior executives. Management also provides new directors with access to all of the Corporation’s background documents and records, including articles, by-laws, corporate policies (including, but not limited to, the Code of Conduct, whistleblower policy, confidentiality, disclosure and trading policy, the Board Mandate, the Charters, the Guidelines and Position Descriptions), organization structure and prior Board and committee minutes. In addition, management makes a presentation to new directors regarding the nature and operations of its business.

To facilitate ongoing education, the directors are encouraged to communicate with management and the auditors, to keep themselves current with industry trends and developments and changes in legislation with the Corporation’s assistance, to attend industry seminars and to observe the Corporation’s operations first-hand. Although the Board oversees ongoing educational opportunities, no formal continuing education program currently exists for the Corporation’s directors; however, the Corporation encourages its directors to attend, enroll or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. Each of the Corporation’s directors also has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director. Individual directors are encouraged to identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings. In addition, independent directors Mr. Goodson and Mr. Gadhia, and director nominee Mr. Murphy, have extensive experience in the gaming industry.

The Corporation’s management ensures that the Board has timely access to the information it needs to carry out its duties. Directors receive a comprehensive package of information prior to each Board and committee meeting.

Ethical Business Conduct

The Corporation has adopted the Code of Conduct for the Corporation’s directors, officers and employees. The Corporation is committed to operating in accordance with the highest ethical standards and conducting business in an honest and transparent manner that is in compliance with applicable law, the Code of Conduct and applicable internal policies. The Code of Conduct constitutes written standards that are designed to deter wrongdoing and promote, among other things: (i) honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) avoidance of conflicts of interest, including disclosure to the Corporation of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest, (iii) safeguarding of the Corporation’s confidential information and integrity and protection of business information, (iv) maintenance of a healthy and safe work environment that is free of discrimination and harassment, (v) protection of employee privacy and personal information, (vi) dealing responsibly with persons outside the Corporation, including compliance with anti-corruption laws and lobbying legislation, (vii) compliance with other applicable governmental laws, rules and regulations, (viii) the prompt reporting to a supervisor, director or officer (or if appropriate, to the appropriate authorities) of violations of the Code of Conduct, and (ix) accountability and responsibility by all directors, officers and employees for adherence to the Code of Conduct.

The Corporation monitors compliance with the Code of Conduct and recommends disclosures as and when appropriate and required in accordance therewith. In addition, the Corporation reviews the Code of Conduct with a view of complying with all applicable rules and regulations, receiving reports from management with respect to compliance with the Code of Conduct when necessary and appropriate, and satisfying itself that management has established a system to disclose the Code of Conduct (and any amendments thereto) to the extent required. The Corporation monitors compliance with the Code of Conduct by reserving the right to audit such compliance and through the Corporation’s existing “whistleblower” policy, which provides a procedure for the submission of information by persons relating to, among other things, possible violations of the Code of Conduct. In addition to the Code of Conduct, Amaya has adopted a number of other policies and practices related to appropriate business conduct, including, without limitation, an Anti-Bribery Policy and Anti-Fraud Policy for all employees, directors and officers of the Corporation.

On April 28, 2017, Amaya amended its Code of Conduct. The substantive amendments made to the Code of Conduct: (i) clarify that it is Amaya’s policy to operate in compliance with all laws including anti-corruption laws, and that compliance with laws always take precedence over customs or social requirements, (ii) more explicitly caution employees, officers and directors that there are special legal and ethical considerations that apply to the provision of gifts, benefits and entertainment to public officials, (iii) provide that gifts shall not be made to public officials without express authorization from the Corporation’s legal department and that such legal department shall be consulted prior to hiring family members of current or former public officials, (iv) caution that certain jurisdictions strictly prohibit gaming companies and their employees from engaging in political activities, and (v) provide that reports of violations or possible violations of the Code of Conduct can be made anonymously through the Corporation’s whistleblower hotline. The Code of Conduct, as amended, is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Corporation’s website at www.amaya.com.

Moreover, Amaya has a formal compliance committee (the “Compliance Committee”) comprised of independent directors and external advisors, including formal law enforcement and regulatory professionals. Amaya’s Compliance Committee is also charged with overseeing all aspects of compliance with gaming regulatory and other corporate compliance matters. The Compliance Committee strives to ensure the good character, honesty and integrity of Amaya, its subsidiaries and employees, and that it conducts its business affairs in an honest, moral and ethical fashion and in compliance with applicable laws, rules, regulations and other conditions imposed by applicable gaming and related regulatory authorities. The Compliance Committee also strives to protect Amaya’s reputation and prevent it from taking any action that could jeopardize its existing licenses and approvals or its ability to obtain any additional licenses or approvals. The members of the Compliance Committee are listed on the Corporation’s website at www.amaya.com.

Nomination of Directors and Succession

The CGNC Committee, which is composed entirely of independent directors (as determined based on the standards set forth under “Statement of Corporate Governance Practices – Board”), is responsible for, among other things, identifying, recruiting and recommending to the Board qualified nominees for election as directors of the Corporation, reviewing the size of the Board from time to time and reviewing on an annual basis the competencies, skills and personal qualities of each existing director, and those competencies, skills and personal qualities that are required of directors in order to add value to the Corporation in light of the opportunities and risks facing the Corporation, the Corporation’s proposed strategy, the independence of the Board and the Corporation’s other corporate governance guidelines and policies. See also below under “Assessments”.

In considering potential nominees for election as directors, the CGNC Committee considers a number of factors, including those set out above, together with the independence, background, employment and qualifications of potential nominees and the alignment of such potential nominees’ competencies, skills and personal qualities with the Corporation’s needs. The CGNC Committee recommends to the Board a proposed list of nominees for election as directors by the Shareholders in connection with each meeting of Shareholders at which directors are to be elected.

The Corporation’s Corporate Governance Guidelines provide that no person shall be appointed or elected as a director after reaching 75 years of age. However, the Board has decided not to adopt term limits for the directors, believing that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, increased insight of the Corporation and, therefore can be expected to provide an increasing contribution to the Board. The Board recognizes the value of some turnover in Board membership and the CGNC Committee is mandated annually to consider and recommend changes the composition of the Board.

The CGNC Committee also has responsibility for reviewing, with the Chair of the Board and the Chief Executive Officer, the succession plans relating to the position of Chief Executive Officer and generally with respect to other senior positions, and to make recommendations to the Board with respect to the selection of individuals to occupy these positions, including reviewing plans in respect of an unexpected incapacitation of the Chief Executive Officer.

Board Mandate

The Board is responsible for the stewardship of the business and affairs of the Corporation, including, without limitation, the appointment of management, strategic planning, monitoring of financial performance, financial reporting and risk management.

The Board is responsible for, among other things: (i) approving the appointment of the Chief Executive Officer and all other senior management, and approving their compensation, (ii) satisfying itself as to the integrity of the management team and that they create a culture of integrity throughout the Corporation, (iii) approving its composition and size, selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee Charters and director compensation, and (iv) reviewing, questioning and approving the mission of the Corporation and its strategy, objectives and goals. In addition, the Board is responsible for: (i) monitoring of the Corporation’s performance and progress towards its strategic and operational goals, (ii) overseeing the identification and management of the Corporation’s principal business risks, (iii) promoting ethical business practices and approving and monitoring compliance with significant policies, procedures and programs, (iv) fostering and conveying the importance of ethical practices, integrity and compliance with laws, (v) overseeing communications with Shareholders, employees, financial analysts, governments, regulatory authorities, media and Canadian and international communities, and (vi) overseeing the accurate, timely and complete disclosure of all financial and other information or developments that have a significant and material impact on the Corporation.

Compensation

In addition to the items listed above under “Statement of Corporate Governance Practices – Nomination of Directors” the Board, after reviewing recommendations of the CGNC Committee, is responsible for approving executive and director compensation, including with respect to: (i) compensation of the Corporation’s Chief Executive Officer and other members of senior management, and (ii) compensation disclosure in the annual report on executive compensation for inclusion in the Corporation’s management information circular. The CGNC Committee has authority to retain independent compensation advisors and considers the independence of its external compensation advisors. Refer to section “Statement of Executive Compensation – Compensation Discussion and Analysis” for additional details regarding the role and activities of the CGNC Committee.

Other Board Committees

The Board has two committees: the Audit Committee and the CGNC Committee. The Board has established these committees to assist it in fulfilling its mandate and to satisfy various regulatory obligations. The Board oversees the establishment and operation of all of its committees and the appointment, compensation and conduct of their members. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues. Refer to section “Audit Committee Information” for a description of the function of the Audit Committee.

Assessments

The CGNC Committee is responsible for making an annual assessment of the overall performance and effectiveness of the Board and each committee, the Chair of the Board, each committee chair and each director and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. This process takes into consideration: (i) the solicitation and receipt of comments from directors, (ii) the Board Mandate, (iii) the Charters, and (iv) the performance of each individual director. The CGNC Committee considers the performance of directors in determining whether to recommend that they be nominated for re-election. To assist the CGNC Committee in this process, it requires the completion of extensive annual director and officer questionnaires and annually conducts a formal evaluation of the performance and effectiveness of the Board, each Board committee and each committee chair through the mandatory completion of additional assessment questionnaires. The CGNC Committee reviews the responses provided in the director and officer questionnaires and evaluates the final results of the performance and effectiveness assessments, which are compiled by an independent third party and includes summaries of the results and identifies strengths and areas for improvement.

Diversity

The Corporation values the benefits diversity can bring to the Board, including diversity of personal characteristics such as age, gender, character, geographic residence, business experience (including financial skills and literacy), functional expertise, demonstrated leadership, stakeholder expectations and culture. To this end, the Corporation has adopted a diversity policy (the “Diversity Policy”) that makes diversity of the Board one of the criteria for the CGNC Committee to consider in recruiting and selecting potential directors. The Corporation believes that board diversity promotes the inclusion of different perspectives and ideas, and ensures that the Corporation has the opportunity to benefit from all available talent.

The CGNC Committee periodically assesses the skills, experience, knowledge and background of its directors in light of the needs of the Board, including the extent to which the current composition of the Board reflects a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors. The CGNC Committee is committed to a merit-based system for Board composition, which requires a diverse and inclusive culture where directors believe that their views are heard, their concerns are attended to and they serve in an environment where bias, discrimination and harassment on any matter is not tolerated. When identifying suitable candidates for appointment to the Board, the CGNC Committee will consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the Board. Any search firm engaged to assist the Board or the CGNC Committee in identifying candidates for appointment to the Board shall be directed to include women candidates and women candidates will be included in the Board’s evergreen list of potential Board nominees. The Corporation does not currently have set targets regarding the number or percentage of women on the Board but in accordance with the Diversity Policy, it will consider adopting targets for specific Board diversity characteristics. The CGNC Committee will review the Diversity Policy on an annual basis and assess its effectiveness in promoting a diverse Board which includes an appropriate number of women directors.

At the executive level, the Corporation is focused on finding talent to grow and expand its business. As such, it focuses on recruiting and retaining executive talent needed to develop and implement the Corporation’s strategy, objectives and goals without regard for the gender of potential candidates for executive officer positions. For this reason, the Corporation has not adopted a target regarding women in executive officer positions. Currently, none of the Board members or executive officers of the Corporation are women. However, Ms. Mary Turner will be standing for election as a director at the Meeting.

Audit Committee Information

Purpose

The Audit Committee is established to fulfil applicable public company obligations respecting audit committees and to assist the Board in discharging its oversight responsibilities with respect to financial reporting to ensure the transparency and integrity of the Corporation’s published financial information. The Audit Committee’s responsibilities include overseeing: (i) the integrity of the Corporation’s financial statements and financial reporting process, including the audit process and the Corporation’s internal controls over financial reporting, disclosure controls and procedures and compliance with other related legal and regulatory requirements, (ii) the qualifications, independence, retention, compensation and work of the Corporation’s external auditors, (iii) the work of the Corporation’s financial management and internal auditors, (iv) enterprise risk management, privacy and data and information security, and (v) the auditing, accounting and financial reporting process generally. The Audit Committee is also responsible for pre-approving all non-audit services to be provided by the Corporation’s independent external auditor, procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the Corporation and its subsidiaries of concerns regarding questionable accounting or auditing matters and for any additional matters delegated to the Audit Committee by the Board.

The Audit Committee has the right, for the purposes of performing its duties, to maintain direct communication with the Corporation’s external auditor and the Board, to inspect all books and records of the Corporation and its subsidiaries, to seek any information it requires from any employee of the Corporation and its subsidiaries, and to retain independent outside counsel or other advisors.

The Audit Committee is required to be comprised of a minimum of three directors, each of whom must be “independent”, “financially literate” (within the meaning of the applicable Canadian securities laws) and otherwise qualified within the meaning of applicable securities law and the rules of any applicable stock exchange. At least one member of the Audit Committee must be financially sophisticated (within the meaning of the applicable NASDAQ Rules) and at least one member must qualify as an “audit committee financial expert” (within the meaning of the applicable rules of the United States Securities and Exchange Commission). A member who is an “audit committee financial expert” is presumed to qualify as “financially sophisticated”. The Audit Committee meets regularly and as often as it deems necessary to perform the duties and discharge its responsibilities in a timely manner, but is required to meet at least four times a year. The Audit Committee also conducts a self-evaluation at least annually to determine whether it and its members are functioning effectively, and reports its conclusion to the Board.

Audit Committee Charter

The current Audit Committee Charter was adopted on November 16, 2016. The full text of the Audit Committee Charter is available on the Corporation’s website at www.amaya.com, and the disclosure provided under this section of this Information Circular, i.e., “Audit Committee Information”, is qualified in its entirety by reference to the full text thereof.

Composition

The Audit Committee is currently composed of Messrs. Lazzarato, Hurley and Goodson, each of whom is “independent” and “financially literate”. Mr. Lazzarato is the “audit committee financial expert” and is “financially sophisticated”.

Relevant Education and Experience

Each member of the Corporation’s Audit Committee has an understanding of the generally accepted accounting principles applicable to the Corporation, i.e., International Financial Reporting Standards (as issued by the International Accounting Standards Board), and has the ability to read and understand a set of financial statements that presents a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

All three members of the Corporation’s Audit Committee serve or have served on a number of other boards of directors and have acquired financial education and/or experience that would result in them being qualified as set forth above.

Name of Director	Relevant Financial Education and Experience	Other Current Public Company Directorships
David Lazzarato

•Chair of Yellow Pages Limited’s  audit committee

•Former Chair of LED Roadway Lighting’s audit committee

•Former Chief Financial Officer of Allstream Inc. (formerly, AT&T Canada Inc.) and Alliance Atlantis Communications Inc.

•Chartered Accountant

•Yellow Pages Limited (TSX: Y)
Alfred F. Hurley, Jr.	•Member of New Mountain Finance Corporation’s audit committee •Member of Merrill Corporation’ audit committee	•New Mountain Finance Corporation (NYSE: NMFC)
Harlan Goodson	•Lawyer •Accounting courses •Former audit committee member of a NASDAQ-listed company	•None

Pre-approval Policies and Procedures for Audit Services

The Audit Committee has established a practice of pre-approving all audit, audit-related, non-audit, tax and certain other services provided by the external auditor, in each case in compliance with applicable rules and guidance on the qualification and independence of external auditors. This practice is also set forth in a pre-approval policy adopted by the Audit Committee. In accordance with the Audit Committee’s pre-approval practice and policy, before the Corporation or any of its subsidiaries engages the external auditor to render a service, the engagement must be either (i) specifically approved by the Audit Committee, or (ii) entered into pursuant to the pre-approval policy. This is intended to ensure, among other things, that the provision of such services does not impair the external auditor’s independence. The Audit Committee has delegated to its Chairman, Mr. Lazzarato, the authority, between regularly scheduled meetings of the Audit Committee, to pre-approve such services to the extent they were not previously presented at a meeting of the Audit Committee. All such pre-approvals by the Chairman of the Audit Committee are reported by him at the next meeting of the Audit Committee following the pre-approval. The Audit Committee may not delegate to management the Audit Committee’s responsibilities to pre-approve services performed by the external auditor.

External Auditor Service Fees

The Corporation’s current independent external auditor is Deloitte.

The aggregate fees billed by Deloitte and all of its affiliates for the fiscal years ended December 31, 2016 and 2015, respectively were as follows:

Description	2016	2015
Audit Fees(a)	$2,894,000	$2,850,000
Audit – Related Fees(b)	$377,000	$158,000
Tax Fees and Tax Advisory Services(c)	$229,000	$527,000
All Other Fees(d)	$835,000	$636,000

Notes:

(a)

“Audit Fees” means the aggregate fees billed by the Corporation’s independent external auditor for audit services related to the annual financial statements of the Corporation and its consolidated subsidiaries, and for services provided in connection with statutory and regulatory filings or similar engagements. In addition, audit fees include the aggregate fees billed by the Corporation’s independent external auditor for review services related to the interim financial statements of the Corporation and its consolidated subsidiaries, as well as the cost of translation of various continuous disclosure documents of the Corporation.

(b)

“Audit-Related Fees” means the aggregate fees billed for assurance and related services by the Corporation’s independent external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, including, without limitation, other attest services not required by statute or regulation.

(c)

“Tax Fees” and “Tax Compliance and Advisory Services” means the aggregate fees billed for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice, tax planning and assistance with various other tax related questions.

(d)

“All Other Fees” means the aggregate fees billed in the applicable fiscal year for products and services provided by the Corporation’s independent external auditor other than the services reported under clauses (a), (b) and (c), above.

Receipt of Shareholder Proposals for Next Annual Meeting

Under the QBCA, a registered holder or beneficial owner of Common Shares that will be entitled to vote at the next annual meeting of Shareholders may submit to the Corporation, before February 20, 2018, a proposal in respect of any matter to be raised at such meeting. To the extent that the Continuance under the OBCA is approved by Shareholders and becomes effective, the deadline for a registered holder or beneficial owner of Common Shares to submit a proposal for the 2018 annual meeting of shareholders shall be April 22, 2018.

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov under the Corporation’s profile. Copies of the Corporation’s latest consolidated audited financial statements and any interim consolidated financial statements as well as any management’s discussion and analysis thereon are also available on request from the Secretary of the Corporation.

In addition to press releases, securities filings and public conference calls and webcasts, Amaya intends to use its investor relations page on its website at www.amaya.com as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following Amaya’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Approval Of the Information Circular

The content and transmission of this Information Circular have been approved by the Board.

Montréal, Québec, May 21, 2017.

(s) Divyesh (Dave) Gadhia
Chairman of the Board of Directors

SCHEDULE “A”

SPECIAL RESOLUTION TO CONTINUE THE CORPORATION

“BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS PURSUANT TO SECTION 297 OF THE BUSINESS CORPORATIONS ACT (QUÉBEC) (THE “QBCA”) THAT:

1.

Amaya Inc. (the “Corporation”) is hereby authorized to apply for a certificate of continuance continuing the Corporation from the Business Corporations Act (Québec) to the Business Corporations Act (Ontario) (the “OBCA”) as a corporation under the laws of the Province of Ontario (the “Continuance”).

2.	The Corporation is hereby authorized to make an application to the enterprise registrar of Québec who is authorized to permit such continuance under the QBCA.
3.

The Corporation is hereby authorized pursuant to Section 297 of the QBCA and Section 180 of the OBCA, to file with the director appointed under the OBCA (the “Director”) articles of continuance substantially in the form attached as Exhibit “A” to the management information circular of the Corporation dated May 21, 2017 (the “Information Circular”), and which form an integral part of this resolution, in substitution for the existing articles of the Corporation, to be effective upon the issuance of a certificate of continuance by the Director (the “Articles of Continuance”).

4.

The board of directors of the Corporation (the “Board”) is hereby empowered to determine the size of the Board within the minimum and maximum number of directors provided for in the Articles of Continuance by way of resolution of the Board.

5.

In connection with the Continuance, the new general by-laws of the Corporation, being the by-laws relating generally to the transaction of the business and affairs of the Corporation and which include certain advance-notice provisions, in the form attached as Exhibit “B” to the Information Circular (the “OBCA By-Laws”) which forms an integral part of this resolution, are approved and confirmed by the shareholders of the Corporation, and the existing general by-laws and by-law No. 2014-1 of the Corporation are repealed and cancelled (the “By-Law Confirmation”).

6.

Any director or officer of the Corporation be and each of them is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver or cause to be executed and delivered all documents, and to take any action, which, in such director’s or officer’s own discretion, is necessary or desirable to give effect to this special resolution.

7.

Notwithstanding the approval of this special resolution by the shareholders of the Corporation, the directors of the Corporation, without further notice to, or approval of, the shareholders of the Corporation, may determine, in their sole discretion, not to proceed with the Continuance, the filing of the Articles of Continuance and adoption of the OBCA By-Laws, or may, and are authorized and empowered to, revoke this special resolution at any time before it is acted upon and prior to the issuance of a certificate of continuance giving effect to the Continuance.

A-1

SCHEDULE “B”

SPECIAL RESOLUTION TO CHANGE THE NAME OF THE CORPORATION

“BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1.	The articles (the “Articles”) of Amaya Inc. (the “Corporation”) be amended to change the name of the Corporation to “The Stars Group Inc.” (the “Name Change”).
2.

Any director or officer of the Corporation be and each of them is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver or cause to be executed and delivered all documents, and to take any action, which, in such director’s or officer’s own discretion, is necessary or desirable to give effect to this special resolution.

3.

Notwithstanding the approval of this special resolution by the shareholders of the Corporation, the directors of the Corporation, without further notice to, or approval of, the shareholders of the Corporation, may determine, in their sole discretion, not to proceed with the Name Change or may, and are authorized and empowered to, revoke this special resolution at any time prior to the issuance of a certificate of amendment giving effect to the Name Change.

B-1

EXHIBIT “A”

ARTICLES OF CONTINUANCE

(attached)

For Ministry Use Only À l’usage exclusif du ministère	Ontario Corporation Number Numéro de la société en Ontario
1973390

Form 6 Business Corporations Act Formule 6 Loi sur les sociétés par action

ARTICLES OF CONTINUANCE

STATUTS DE MAINTIEN

1.     The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

2.     The corporation is to be continued under the name (if different from 1):
Nouvelle dénomination sociale de la société (si elle différente de celle inscrite ci-dessus) :

3.     Name of jurisdiction the corporation is leaving: / Nom du territoire (province ou territoire, État ou pays) que quitte la société :

QUEBEC

Name of jurisdiction / Nom du territoire

4.     Date of incorporation/amalgamation: / Date de la constitution ou de la fusion :

2004/01/30

Year, Month, Day / année, mois, jour

5.     The address of the registered office is: / Adresse du siège social en:

Royal Bank Plaza, South Tower, Suite No. 3205, 200 Bay Street

Street & Number or R.R. Number & if Multi-Office Building give Room No.
Rue et numéro ou numéro de la R.R. et, s’il s’agit d’un édifice à bureaux, numéro du bureau

171 (2011/05)	© Queen's Printer for Ontario, 2011 / © Imprimeur de la Reine pour l’Ontario, 2011	Page 1 of/de 7

6. Number of directors is/are: Nombre d’administrateur:	Fixed number Nombre fixe	OR minimum and maximum OU minimum et maximum	3	15

7. The director(s) is/are: / Administrateurs: First name, middle names and sur- name Prénom, autres prénoms et nom de famille

Address for service, giving Street & No. or R.R. No.,
Municipality, Province, Country and Postal Code
Domicile élu, y compris la rue et le numéro ou le numéro de
la R.R., le nom de la municipalité, la province, le pays et le code postal

Resident Canadian State 'Yes' or 'No' Résident canadien Oui/Non

Divyesh (Dave) Gadhia	Royal Bank Plaza, South Tower, Suite No. 3205, 200 Bay Street, Toronto, ON M5J 2J5	Yes

Harlan Goodson	Royal Bank Plaza, South Tower, Suite No. 3205, 200 Bay Street, Toronto, ON M5J 2J5	No

Peter E. Murphy	Royal Bank Plaza, South Tower, Suite No. 3205, 200 Bay Street, Toronto, ON M5J 2J5	No

Mary Turner	Royal Bank Plaza, South Tower, Suite No. 3205, 200 Bay Street, Toronto, ON M5J 2J5	Yes

Alfred F. Hurley, Jr.	Royal Bank Plaza, South Tower, Suite No. 3205, 200 Bay Street, Toronto, ON M5J 2J5	No

David Lazzarato	Royal Bank Plaza, South Tower, Suite No. 3205, 200 Bay Street, Toronto, ON M5J 2J5	Yes

8. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. Limites, s’il y a lieu, imposes aux activités commerciales et aux pouvoirs de la société.
None.

07171 (2011/05)	Page 2 of/de 7

9. The classes and any maximum number of shares that the corporation is authorized to issue: Catégories et nombre maximal, s’il y a lieu, d’actions que la société est autorisée à émettre :
an unlimited number of common shares; and an unlimited number of preferred shares.

07171 (2011/05)	Page 3 of/de 7

10.   Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

See pages 4A to 4GG.

07171 (2011/05)	Page 4 of/de 7

4A

COMMON SHARES

The common shares (the “Common Shares”) shall carry and be subject to the following rights, privileges, restrictions and conditions:

1.

Dividends: The holders of the Common Shares shall be entitled to receive in each year, in the discretion of the directors after payment of the full dividends on the preferred shares, non-cumulative dividends in such amounts as the directors may determine.

2.

Liquidation, Dissolution, Other Distribution: The holders of the Common Shares shall be entitled, subject to the rights, privileges, restrictions and conditions attaching to the preferred shares, to receive the remaining property of the Company upon dissolution.

3.	Voting: The holders of the Common Shares shall be entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote.
4.	Redemption:
(a)	For purposes of these share provisions, the following terms will have the meanings specified below:
(i)	“Board” means the board of directors of the Corporation.
(ii)

“Gaming” means the conduct of any gaming or gaming-related activities, including, without limitation, the provision of Internet gaming activities (including but not limited to, the operation of related platforms and the provision of software), the use, manufacture, sale or distribution of gaming devices, ticket technology, casino cage and casino credit equipment and services, and any related and associated equipment and services, and the provision of any type of services or equipment pursuant to a contract, agreement, relationship or otherwise with any holder or beneficiary of a Gaming License.

(iii)	“Gaming Authority” means any international, foreign, federal, provincial, state, local, tribal and other regulatory and licensing body or agency with authority over Gaming.
(iv)

“Gaming Licenses” means all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers and entitlements issued by a Gaming Authority required for, or relating to, the conduct of Gaming.

(v)

“ownership” (and derivatives thereof) means (a) legal ownership as evidenced in the Corporation’s share register, (b) beneficial ownership pursuant to the definition of “beneficiary interest” in Part I of the Business Corporations Act (Ontario), as the same may be amended from time to time, or (c) the power to exercise control or direction over a security.

4B

(vi)	“person” means an individual, partnership, corporation, limited liability corporation, trust or any other entity.
(vii)	“Redemption” has the meaning ascribed thereto in Section (e).
(viii)

“Redemption Date” means the date on which the Corporation will redeem and pay for the Common Shares pursuant to Section (e). The Redemption Date will be not less than thirty (30) Trading Days following the date of the Redemption Notice unless a Gaming Authority requires that the Common Shares be redeemed as of an earlier date, in which case, the Redemption Date will be such earlier date and if there is an outstanding Redemption Notice, the Corporation will issue an amended Redemption Notice reflecting the new Redemption Date forthwith.

(ix)	“Redemption Notice” has the meaning ascribed thereto in Section (g).
(x)

“Redemption Price” means the price per Common Share to be paid by the Corporation on the Redemption Date for the Redemption and will be equal to the price set forth in the Valuation Opinion, which may, if instructed by the Corporation, take into consideration matters specified by any Gaming Authority.

(xi)	“Significant Interest” means ownership of five percent (5%) or more of the Common Shares.
(xii)	“Subject Shareholder” means a person, a group of persons acting in concert or a group of persons who, the Board reasonably believes, are acting in concert.
(xiii)

“Trading Day” means a day on which the Common Shares (a) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business on such day, and (b) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Common Shares.

(xiv)

“Unsuitable Person” means (a) any person (including a Subject Shareholder) who a Gaming Authority has determined to be unsuitable to own Common Shares; or (b) any person (including a Subject Shareholder) whose ownership of Common Shares may result in the loss, suspension or revocation (or similar action) with respect to any Gaming License or in the Corporation being unable to obtain a new Gaming License in the normal course, including, but not limited to, as a result of such person's failure to apply for a licensing or a suitability review from or to otherwise fail to comply with the requirements of a Gaming Authority, as determined by the Board, in its sole discretion, after consultation with legal counsel and if a license application has been filed after consultation with the applicable Gaming Authority.

4C

(xv)	“Valuation Opinion” has the meaning set out in Section (e).
(b)

Subject to Section (d), no Subject Shareholder will acquire or dispose of directly or indirectly, in one or more transactions, a Significant Interest without providing 15 days’ advance written notice to the Corporation by mail sent to the Corporation's registered office to the attention of the Corporate Secretary.

(c)

If the Board reasonably believes that a Subject Shareholder may have failed to comply with the provisions of Section (b), the Corporation may apply to the Superior Court of Ontario, or such other court of competent jurisdiction for an order directing that the Subject Shareholder disclose the number of Common Shares held.

(d)	The provisions of Sections (b) and (c) will not apply to the ownership, acquisition or disposition of Common Shares as a result of:
(i)	any transfer of Common Shares occurring by operation of law including, inter alia, the transfer of Common Shares of the Corporation to a trustee in bankruptcy;
(ii)

an acquisition or proposed acquisition by one or more underwriters or portfolio managers who hold Common Shares for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with Section (b); or

(iii)

the conversion, exchange or exercise of securities of the Corporation (other than the Common Shares) duly issued or granted by the Corporation, into or for Common Shares, in accordance with their respective terms.

(e)

At the option of the Corporation, Common Shares owned by an Unsuitable Person may be redeemed by the Corporation (the “Redemption”) for the Redemption Price out of funds lawfully available on the Redemption Date. Common Shares redeemable pursuant to this Section (e) will be redeemable at any time and from time to time pursuant to the terms hereof. Prior to exercising the Redemption, the Corporation shall obtain, at its expense, a written valuation and fairness opinion from an investment banking firm of nationally recognized standing in the United States of America (qualified to perform such task and which is disinterested in the contemplated Redemption and has not in the then past two years provided services for a fee to the Corporation or its affiliates) as to the value of the Common Shares to be redeemed (including taking into account the percentage of the total outstanding Common Shares represented by the Common Shares being redeemed) as of a date not more than thirty (30) Trading Days prior to the date of the Redemption Notice and as to the appropriate and fair form(s) of consideration (and the terms thereof) to be paid by the Corporation to the holder of such Common Shares in connection with such Redemption (the “Valuation Opinion”). The Redemption Price (which may include payment in cash, promissory note, or both), the form, terms (including date) of payment will be as set forth in the Valuation Opinion and will be paid on the Redemption Date.

4D

(f)

In the case of a Redemption of only a portion of the Common Shares owned by a Subject Shareholder who is an Unsuitable Person, the Board will select the Common Shares to be redeemed, by lot or in any other manner determined by the Board in its sole discretion.

(g)

In the case of a Redemption, the Corporation will send a written notice to the holder of the Common Shares called for Redemption, which will set forth: (i) the Redemption Date, (ii) the number of Common Shares to be redeemed on the Redemption Date, (iii) the Redemption Price and the manner of payment therefor, (iv) the place where any certificates for such Common Shares will be surrendered for payment, duly endorsed in blank or accompanied by proper instruments of transfer, (v) a copy of the Valuation Opinion, and (vi) any other requirement of surrender of the certificates (if any) representing the Common Shares to be redeemed (the “Redemption Notice”). The Redemption Notice may be conditional such that the Corporation need not redeem the Common Shares owned by an Unsuitable Person on the Redemption Date if the Board determines, in its sole discretion, that such Redemption is no longer advisable or necessary on or before the Redemption Date.

(h)

The Corporation may pay the Redemption Price by using its existing cash resources, incurring debt, issuing a promissory note in the name of the Unsuitable Person, or by using a combination of the foregoing sources of funding.

(i)

On and after the date the Redemption Notice is delivered, any Unsuitable Person owning Common Shares called for Redemption will cease to have any voting rights with respect to such Common Shares and on and after the Redemption Date specified therein, such holder will cease to have any rights whatsoever with respect to such Common Shares other than the right to receive the Redemption Price, without interest, on the Redemption Date; provided, however, that if any such Common Shares come to be owned solely by persons other than an Unsuitable Person (such as by transfer of such Common Shares to a liquidating trust, subject to the approval of any applicable Gaming Authority), such persons may exercise voting rights of such Common Shares, and the Board may determine, in its sole discretion, not to redeem such Common Shares. Following any Redemption in accordance with the terms of these share provisions, the redeemed Common Shares will be cancelled.

(j)

All notices given by the Corporation to holders of Common Shares pursuant to these share provisions, including the Redemption Notice, will be in writing and will be deemed given when delivered by personal service, overnight courier or first-class mail, postage prepaid, to the holder's registered address as shown on the Corporation’s share register.

(k)

The Corporation’s right to redeem Common Shares pursuant to these share provisions will not be exclusive of any other right the Corporation may have or hereafter acquire under any agreement or any provision of the articles or the bylaws of the Corporation or otherwise with respect to the acquisition by the Corporation of Shares or any restrictions on holders thereof.

4E

(l)

In the event that any provision (or portion of a provision) of these share provisions or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of these share provisions (including the remainder of such provision, as applicable) will continue in full force and effect.

4F

PREFERRED SHARES

The preferred shares (the “Convertible Preferred Shares”) shall carry and be subject to the following rights, privileges, restrictions and conditions:

1.	Definitions

The following terms shall have the following meanings:

(a)	“Additional Shares” has the meaning ascribed thereto in Section 5;
(b)	“BlackRock” means BlackRock Financial Management, Inc.;
(c)

“BlackRock Group” means BlackRock, its affiliates and funds, clients as at the Issue Date and accounts managed or advised by BlackRock or its affiliates, to the extent BlackRock or its affiliates have control or direction over the securities of the Corporation held by such clients, funds or accounts;

(d)	“Board” means the Corporation’s board of directors;
(e)	“Business Day” means any day, other than a Saturday or Sunday, on which deposit-taking banks are open for commercial banking business in New York, USA and Toronto, Canada during normal banking hours;
(f)	“Close of Business” means 5:00 p.m. Toronto time;
(g)

“Closing Sale Price” of the Common Shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the Toronto Stock Exchange, or if the Common Shares are not listed on the Toronto Stock Exchange, for the other principal national securities exchange on which the Common Shares are then listed or, if the Common Shares are not listed for trading on a securities exchange on the relevant date, the last quoted bid price for the Common Shares in the over-the-counter market on the relevant date. In the absence of such a quotation, the Closing Sale Price shall be the average of the mid-point of the last bid and ask prices for the Common Shares on the relevant date from (x) each of at least three nationally recognized independent investment banking firms selected by the Corporation for this purpose, if the Common Shares are listed on the Toronto Stock Exchange, or (y) each of at least three internationally recognized independent investment banking firms selected by the Corporation for this purpose, if the Common Shares are listed on a securities exchange other than the Toronto Stock Exchange. The provisions of this paragraph shall apply mutatis mutandis to the determination of the Closing Sale Price in respect of any other relevant securities with respect to which the Closing Sale Price is to be determined pursuant to the terms hereof;

(h)	“Common Shares” means the common shares of the Corporation;
(i)

“Consolidated Net Debt” means, as of any date of determination, the consolidated Debt of the Corporation and its Subsidiaries less any unrestricted cash or cash equivalents reflected on the balance sheet of the Corporation (other than cash or cash equivalents that

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are or are derived from the proceeds of the transaction giving rise to such calculation or are or are derived from the proceeds of any Debt issuance or financing);

(j)	“Conversion Date” has the meaning ascribed thereto in Section 6(c);
(k)

“Conversion Ratio” means the number of Common Shares which shall be issued to the Holder of each Convertible Preferred Share upon exercise of the conversion rights as such number of Common Shares may be adjusted as provided for herein, it being understood that the Conversion Ratio in effect on the Issue Date shall be equal to the Initial Conversion Ratio;

(l)	“Conversion Ratio Adjustment Factor” means 1.03, as adjusted as provided herein;
(m)	“Convertible Preferred Shares” has the meaning set out in the recitals;
(n)

“Debt” means, with respect to the Corporation and its consolidated Subsidiaries, on any date of determination, any indebtedness of such person (excluding accrued expenses and trade payables and excluding contingent obligations in the ordinary course of business): (1) in respect of borrowed money; (2) evidenced by bonds, notes, debentures or similar instruments for which such person is responsible or liable; (3) representing reimbursement obligations in respect of letters of credit, bankers’ acceptances or similar instruments (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of incurrence), in each case only to the extent that the underlying obligation in respect of which the instrument was issued would be treated as Debt; (4) representing capital lease obligations (to the extent classified or accounted for in accordance with the Corporation’s applicable accounting principles as a capitalized or similar expense); (5) representing the deferred and unpaid balance (other than trade payables) of the purchase price of any property or services due more than one year after such property is acquired or such services are completed, where the deferred payment is arranged primarily as a means of raising financing; and/or (6) representing net obligations in respect of hedging agreements or arrangements or such person designed to manage interest rate, currency or commodity prices fluctuations and risk (“Hedging Obligations”); in each case without double-counting and if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability on the consolidated balance sheet (excluding the notes thereto) of the Corporation in accordance with IFRS;

(o)

“Effective Date” means the date on which a Fundamental Change event occurs or becomes effective (as determined in good faith by the Board) except that, as used in Section 6(e)(i), Effective Date means the first date on which the Common Shares trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share combination, as applicable;

(p)

“Ex-Date,” when used with respect to any issuance, dividend or distribution on the Common Shares,  means the first date on which the Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution from the Corporation or, if applicable, from the seller of the Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

4H

(q)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and as applicable as at the date hereof;
(r)	“Fundamental Change” shall be deemed to have occurred at any time after the Issue Date if any of the following occurs:
(i)

a “person” or “group” within the meaning of Section 13(d) of the Exchange Act (other than the Corporation, its Subsidiaries, the GSO Group, the BlackRock Group or any holder of more than 10% of the Common Shares on the Issue Date) has become the direct or indirect “beneficial owner,” as defined in Rule 13d‑3 under the Exchange Act, of more than 50% of the voting power in the aggregate of all classes of capital stock then outstanding entitled to vote generally in elections of the Corporation’s directors;

(ii)

the consummation of (A) any recapitalization, reclassification or change of the Common  Shares (other than changes resulting from a share split or combination) as a result of which Common  Shares would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger pursuant to which Common  Shares would be converted into cash, securities or other property; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Corporation and its subsidiaries, taken as a whole, to any person other than one of the Corporation’s subsidiaries; provided, however, that any merger or amalgamation with a wholly-owned subsidiary or solely for the purpose of changing the Corporation’s jurisdiction of incorporation to Canada, any province thereof, the United States of America, any state thereof or the District of Columbia, and resulting in a reclassification, conversion or exchange of outstanding Common  Shares solely into common shares of the surviving entity, shall not be a Fundamental Change;

(iii)

the Common Shares (or other common shares underlying the Convertible Preferred Shares) cease to be listed or quoted on any of the Toronto Stock Exchange, New York Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or the Main Market of the London Stock Exchange (or any of their respective successors); or

(iv)	the Corporation’s shareholders approve any plan or proposal for its Liquidation;

provided that no Fundamental Change shall be deemed to have occurred in the event that the Corporation exercises its right of mandatory conversion pursuant to Section 5(g).

(s)	“Fundamental Change Notice” has the meaning ascribed thereto in Section 5 below;
(t)	“Group” means the Corporation and its Subsidiaries;
(u)	“GSO” means GSO Capital Partners LP;

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(v)

“GSO Group” means GSO, its affiliates and funds and accounts managed or advised by GSO or its affiliates, to the extent GSO or its affiliates have control or direction over the securities of the Corporation held by such funds or accounts;

(w)	“Holders” means a holder of record of Convertible Preferred Shares;
(x)	“IFRS” means the International Financial Reporting Standards as promulgated by the International Accounting Standards Board (or any successor or agency), as in effect from time to time;
(y)	“Initial Conversion Price” means CDN$24;
(z)	“Initial Conversion Ratio” means the ratio calculated by dividing the Initial Liquidation Preference by the Initial Conversion Price;
(aa)	“Initial Liquidation Preference” means, with respect to each Convertible Preferred Share, CDN$1,000.00;
(bb)	“Issue Date” means the date of issuance of the Convertible Preferred Shares;
(cc)	“Leverage Ratio Test” has the meaning ascribed thereto in Section 8(a)(i);
(dd)	“Liquidation” means the liquidation, winding-up or dissolution of the Corporation or any distribution of substantially all of its assets;
(ee)	“Liquidation Preference” means the liquidation preference provided at Section 9;
(ff)

“LTM EBITDA” means, for any LTM Period, with respect to the Corporation and its Subsidiaries (taken together on a consolidated basis (as determined in accordance with IFRS)), the net income (or loss), plus, to the extent deducted in arriving at such net income (loss), (without duplication);

(1)	all depreciation and amortization expense for such period;
(2)	all provision for or payment of taxes on income, profits or capital for such period;
(3)	all interest expense and other financing cost and expenses for such period;
(4)

the aggregate amount of all other non-cash charges, expenses or losses reducing net income (loss) during such period including without limitation non-cash write-downs and/or impairment of long-lived assets (excluding any such non-cash charge, expense or loss to the extent it represents an accrual of or reserve for cash charges in any future period) less the aggregate amount of all other non-cash charges, expenses or losses increasing net income (loss) during such period (excluding any such non-cash charge, expense or loss to the extent it represents a receipt of cash in any future period);

(5)	any extraordinary expenses and losses (and minus any extraordinary gains);

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(6)	any loss from discontinued operations (and minus any income from discontinued operations);
(7)	any loss from non-current assets held for sale (and minus any income from non-current assets held for sale);
(8)	transaction fees and expenses related to any Permitted Acquisitions; and
(9)	settlement, severance and retention payments with respect to employees of the Corporation incurred in connection with Permitted Acquisitions;

as determined in accordance with IFRS in the case of (1), (2), (3), (5), (6) and (7) above;

(gg)	“LTM Period” has the meaning ascribed thereto in Section 8(a)(i);
(hh)	“Mandatory Conversion” means the mandatory conversion provided at Section 10;
(ii)	“Mandatory Conversion Date” has the meaning ascribed thereto in Section 10(b);
(jj)	“Open of Business” means 9:00 a.m. Toronto time;
(kk)	“Price/Liquidity Conditions” has the meaning ascribed thereto in Section 10(a);
(ll)	“Permitted Acquisitions” means any acquisition which is permitted pursuant to Section 8(a)(iii);
(mm)	“Permitted Debt” means

(1) Debt of one or more members of the Group under the Senior Secured Credit Facilities entered into by certain members of the Group and inter alia Deutsche Bank AG New York Branch, Barclays Bank PLC and Macquarie Capital USA on or about the Issue Date (the “Senior Secured Credit Facilities”; as the same may be refinanced, replaced, amended, restated or modified from time to time) in an aggregate amount at any time outstanding not to exceed US$2.9 billion (or foreign currency equivalent thereof);

(2) Debt of one or more members of the Group to the extent outstanding on or committed and available as of the Issue Date after giving effect to the Transactions (and any amendment, modification, replacement or refinancing of such existing Debt not increasing the principal amount thereof);

(3) Debt under Hedging Obligations entered into for bona fide hedging purposes of one or more members of the Group not for the purpose of speculation;

(4) Debt of the Corporation owed to a Subsidiary and Debt of any Subsidiary owed to the Corporation or any other Subsidiary; provided, however, that upon any such Subsidiary ceasing to be a Subsidiary or such Indebtedness being owed to any person other than the Corporation or a Subsidiary, the Group shall be deemed to have incurred Debt not permitted by this clause (4);

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(5) Debt in respect of bid, performance or surety bonds issued for the account of a member of the Group in the ordinary course of business, including guarantees or obligations of a member of the Group with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(6) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Debt is extinguished within five Business Days of incurrence;

(7) Debt arising in connection with endorsement of instruments for deposit in the ordinary course of business; and

(8) Debt arising in connection with Permitted Acquisitions (whether previously existing at the target of such Permitted Acquisition or incurred in contemplation thereof); provided that the aggregate principal amount of Debt incurred pursuant to this clause (8) shall not exceed US$250 million (or foreign currency equivalent thereof) at any one time outstanding.

(nn)

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of Common Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Common Shares (or such other security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of Common Shares (or such other security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board or a duly authorized committee thereof, statute, contract or otherwise);

(oo)	“Recurring Conversion Ratio Adjustment” has the meaning ascribed thereto in Section 7(a);
(pp)	“Reference Property” has the meaning ascribed thereto in Section 6(j);
(qq)

“Registration Rights Agreement” means the agreement entered into by the Corporation to qualify any sale of registrable securities held by the GSO Group or the BlackRock Group under the terms of a prospectus or registration statement, as applicable, in accordance with the terms and conditions of such agreement;

(rr)	“Reorganization Event” has the meaning ascribed thereto in Section 6(j);
(ss)	“Special Rights End Date” has the meaning ascribed thereto in Section 5;
(tt)

“Stock Price” means (i) if holders of Common Shares receive in exchange for their Common Shares only cash in the transaction constituting a Fundamental Change, the cash amount paid per share or (ii) otherwise, the VWAP of Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding, but excluding, the Effective Date of the Fundamental Change;

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(uu)

“Subsidiary” means any subsidiary of the Corporation consolidated with the Corporation for purpose of and in accordance with IFRS, and including for the avoidance of doubt Cadillac Jack, Inc. and Oldford Group Limited and their respective subsidiaries;

(vv)

“Trading Day” means a day during which trading in the Common Shares generally occurs on the Toronto Stock Exchange or, if the Common Shares are not listed on the Toronto Stock Exchange, on the principal other national securities exchange on which the Common Shares are then listed or, if the Common Shares are not listed on a national securities exchange, on the principal other market on which the Common Shares are then listed or admitted for trading. If the Common Shares are not so listed or traded, Trading Day means a Business Day;

(ww)

“Transactions” means the acquisition by Subsidiaries of the Corporation of Oldford Group Limited and the related financing and refinancing transactions as contemplated by the Senior Credit Facilities; and

(xx)

“VWAP” means the volume weighted average trading price of the Common Shares (or other relevant securities with respect to which VWAP is being determined) calculated by dividing the total value by the total volumes trading during the relevant period if the Toronto Stock Exchange is the principal securities exchange on which the Common Shares are listed at the relevant time. Otherwise, VWAP shall have the meaning given to it by the principal national securities exchange on which the Common Shares (or other relevant securities with respect to which VWAP is being determined) are listed at the relevant time (and in the absence thereof, VWAP shall mean the Closing Sale Price).

2.	Creation of Convertible Preferred Shares; Ranking
(a)

There shall be created a series of preferred shares designated as “Class A Convertible Preferred Shares” and the authorized number of shares of Convertible Preferred Shares shall be 1,139,356. Convertible Preferred Shares that are purchased or otherwise acquired by the Corporation, or that are converted into Common Shares, shall be cancelled.

(b)

The Convertible Preferred Shares, with respect to rights upon the Liquidation, shall rank: (i) senior to all Common Shares; and (ii) on parity with other Convertible Preferred Shares, in each case as provided more fully herein.

3.	Dividends

The Holders shall not be entitled to receive any dividends on the Convertible Preferred Shares.

4.	Voting Rights

The Holders shall have no right to receive notice of, attend or vote at any meeting of shareholders of the Corporation except (i) for amendments to the terms of the Convertible Preferred Shares, which require the consent of Holders of at least 66⅔% of the outstanding Convertible Preferred Shares (to the extent such amendment is permitted by the Business Corporations Act (Ontario)), provided that as long as GSO Group holds at least 50% of the Convertible Preferred Shares issued to GSO Group on the Issue Date or BlackRock Group holds at least 50% of the Convertible Preferred Shares issued to BlackRock Group on the Issue Date, the amendments to any terms of

4M

the Convertible Preferred Shares relating to the Recurring Conversion Ratio Adjustment, the Liquidation Preference, the Initial Conversion Ratio, the Mandatory Conversion or this provision shall also require the prior written consent of GSO or BlackRock, or both (as applicable), and (ii) as otherwise required by the Business Corporations Act (Ontario), by law or as may be required by an order of a Court of competent jurisdiction.

5.	Special Rights Upon a Fundamental Change
(a)

The Corporation must give notice (a “Fundamental Change Notice”) of each Fundamental Change to all Holders no later than 20 Business Days prior to the anticipated Effective Date of the Fundamental Change (determined in good faith by the Board) or, if not practicable because the Corporation is unaware of the Fundamental Change, as soon as reasonably practicable but in any event no later than five (5) Business Days after the Corporation becomes aware of such Fundamental Change. If a Holder converts its Convertible Preferred Shares pursuant to Section 6  below at any time during the period beginning at the Open of Business on the Trading Day immediately following the Effective Date and ending at the Close of Business on the 30th Trading Day immediately following such Effective Date (the “Special Rights End Date”), the Corporation shall deliver to the converting Holder, for each Convertible Preferred Share surrendered for conversion, the greater of:

(i)	a number of Common Shares equal to the sum of (A) the Conversion Ratio and (B) the number of Additional Shares determined pursuant to Section 5(c) below; and
(ii)

a number of Common Shares equal to the Conversion Ratio which will be increased to equal (A) the Initial Liquidation Preference adjusted to take into account any Conversion Ratio adjustments since the Issue Date up to the relevant Conversion Date (including pursuant to Section 9(a)(i) hereof), divided by (B) the VWAP of the Common Shares for the five consecutive Trading Days ending on the third Business Day prior to such settlement date. Notwithstanding the foregoing, the Conversion Ratio as adjusted as described in, and for the purposes of, this Section 5(a)(ii) will not exceed the amount calculated as the Liquidation Preference, adjusted to take into account any Conversion Ratio adjustments since the Issue Date up to the relevant Conversion Date (including pursuant to Section 9(a)(i) hereof), divided by 50% of CDN$20 (being the reference stock price).

(b)

The Fundamental Change Notice shall be given by first-class or registered mail to each Holder of Convertible Preferred Shares, at such Holder’s address as the same appears on the books of the Corporation. Each such notice shall state (i) the anticipated Effective Date; (ii) that the Special Rights End Date is the 30th Trading Day immediately following the Effective Date; (iii) the name and address of the Transfer Agent; and (iv) the procedures that Holders must follow to exercise their conversion right pursuant to this Section 4.

(c)

The number of additional Common Shares to be added to the Conversion Ratio per Convertible Preferred Share (the “Additional Shares”) as set forth in Section 5(a)(i) above shall be determined by reference to the table below, based on the Effective Date and the Stock Price. If holders of Common Shares receive in exchange for their Common Shares only cash in the event of a Fundamental Change, the Stock Price shall be the cash amount

4N

paid per share. Otherwise, the Stock Price shall be the VWAP of Common Shares on the five Trading Days immediately preceding, but excluding, the Effective Date.

Effective Date	Stock Price (in CDN$)
	10.00	15.00	$20.00	25.00	30.00	35.00	40.00	42.00	50.00	60.00	70.00	80.00	100.00
Issue Date	22.9734	16.9242	13.5498	11.5272	10.2881	9.4706	8.9224	8.7561	8.2865	7.9751	7.8101	7.7180	7.6329
1st Anniversary of the Issue Date	23.1626	16.3287	12.3390	9.8745	8.3126	7.2929	6.6178	6.4181	5.8834	5.5533	5.3974	5.3195	5.2568
2nd Anniversary of the Issue Date	24.0534	16.4033	11.6501	8.5121	6.3945	4.9744	4.0626	3.8062	3.1873	2.8894	2.7839	2.7433	2.7192
3rd Anniversary of the Issue Date	24.7621	16.6690	11.4428	7.6842	4.7919	2.4937	0.6391	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
6th Anniversary of the Issue Date	28.8630	19.3713	13.2860	8.8981	5.5325	2.8704	0.7358	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
11th Anniversary of the Issue Date and thereafter	38.2463	25.6474	17.5619	11.7386	7.2941	3.7861	0.9702	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(d)

The Stock Prices set forth in the table above will be adjusted as of any date on which the Conversion Ratio is adjusted. The adjusted Stock Prices will be equal to the Stock Prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Ratio immediately prior to the adjustment giving rise to the Stock Price adjustment and the denominator of which is the Conversion Ratio as so adjusted. The number of Additional Shares in the table above will be adjusted in the same manner and at the same time as the Conversion Ratio as set forth under Section 6.

(e)	The exact Stock Price and Effective Date may not be set forth on the table above, in which case:
(i)

if the Stock Price is between two Stock Prices on the table or the Effective Date is between two Effective Dates on the table, the number of Additional Shares shall be determined by straight-line interpolation between the number of Additional Shares set forth for the higher and lower Stock Prices or the earlier and later Effective Dates, as applicable, based on a 365‑day year;

(ii)

if the Stock Price is in excess of CDN$100 per share (subject to adjustment in the same manner as the Stock Prices), no Additional Shares will be added to the Conversion Ratio in excess of the Additional Shares that would be added if the Stock Price was CDN$100 per share (subject to adjustment in the same manner as the Stock Prices); and

(iii)

if the Stock Price is less than CDN$10 per share (subject to adjustment in the same manner as the Stock Prices), no Additional Shares will be added to the Conversion Ratio in excess of the Additional Shares that would be added if the Stock Price was CDN$10 per share (subject to adjustment in the same manner as the Stock Prices).

(f)

Whenever any provision herein requires the Corporation to calculate the Closing Sale Prices or the Stock Prices for purposes of a Fundamental Change or a dividend payment made in Common Shares over a span of multiple days, the Board shall make appropriate adjustments to each to account for any adjustment to the Conversion Ratio that becomes effective, or any event requiring an adjustment to the Conversion Ratio where the Record

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Date of the event occurs, at any time during the period when such Closing Sale Prices or Stock Prices are to be calculated.

(g)

In the event that the Corporation enters into a merger agreement, a scheme of arrangement or other similar agreement approved by the Board of the Corporation as part of which the Corporation shall merge with a surviving corporation and, as a result of such merger or scheme of arrangement or other agreement, (i) all outstanding Common Shares shall be cancelled and (ii) holders of Common Shares shall be entitled to receive consideration payable wholly in cash (or any other substantially similar merger or sale transaction with substantially similar economic effect), the Corporation shall have a right to exercise the  mandatory conversion under Section 10 with respect of the Convertible Preferred Shares notwithstanding that the Liquidity Condition under Section 10(a)(ii) is not at such time met, provided that all other conditions for exercise of the right of mandatory conversion under Section 10 are at such time met and the Holders upon conversion of the Convertible Preferred Shares into Common Shares shall be entitled to participate in the relevant merger, scheme of arrangement or other agreement on the same terms as other holders of Common Shares and Holders shall receive the same consideration payable in connection with such transaction.

6.	Conversion Rights and Anti-Dilution Provisions
(a)

Subject to the terms and conditions hereof, each Holder shall have the right, at any time and from time to time, at the Holder’s discretion, to convert, in whole or in part, its Convertible Preferred Shares into such number of fully paid and non-assessable Common Shares equal to the Conversion Ratio then in effect.

(b)

No fractional Common Shares shall be issued upon conversion of the Convertible Preferred Shares. All such conversions shall be rounded up or down, as the case may be, to the nearest whole Common Share.

(c)

The conversion privilege herein provided for may be exercised by notice in the form attached hereto as Schedule 6(c) given to the Corporation at least 10 days prior to the date of conversion (provided that in the event of the occurrence of a Fundamental Change or a dividend or other distribution in respect of Common Shares such notice period shall be such shorter period as may be necessary in order to allow Holders to participate in the transaction which has given rise to such Fundamental Change as a holder of Common Shares or the applicable dividend or distribution as a holder of Common Shares) accompanied by a certificate or certificates representing the Convertible Preferred Shares in respect of which the Holder thereof desires to exercise such right of conversion. Such notice shall be signed by the Holder in respect of which such right is being exercised and shall specify the number of Convertible Preferred Shares which the Holder desires to have converted and the date of such conversion, which shall be at least 10 days after receipt of such notice by the Corporation (the “Conversion Date”). On the Conversion Date, the Convertible Preferred Shares which the Holder desires to have converted shall be irrevocably cancelled and the corresponding Common Shares issued, and the Corporation shall issue certificates representing fully paid Common Shares upon the basis herein prescribed and in accordance with the provisions hereof to the Holder represented by the certificate or certificates accompanying such notice. Such conversion shall be deemed to have been made on the Conversion Date, and the person or persons entitled to receive the

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Common Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Common Shares as of such date. If less than all of the Convertible Preferred Shares represented by any certificate are to be converted, the Holder shall be entitled to receive a new certificate for the Convertible Preferred Shares representing the shares comprised in the original certificate which are not to be converted, provided that to the extent the relevant Convertible Preferred Shares are represented by one or more global certificates, unless the conversion right is exercised in respect of all Convertible Preferred Shares represented by such global certificate,  such certificates shall not be cancelled and the exercise of the conversion right shall instead be annotated on the relevant global certificate.

(d)

All Convertible Preferred Shares that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding, and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the Holders thereof to receive Common Shares in exchange therefor. Any Convertible Preferred Shares so converted shall be retired and cancelled.

(e)	The Conversion Ratio will be adjusted, without duplication, upon the occurrence of any of the following events:
(i)

If the Corporation issues Common Shares as a dividend or distribution on substantially all of its Common Shares, or if the Corporation effects a share split or share combination, the Conversion Ratio will be adjusted based on the following formula:

CR1 = CR0	x	OS1
OS0

where,

CR0

=the Conversion Ratio in effect immediately prior to the Close of Business on the Record Date for such dividend or distribution, or immediately prior to the Open of Business on the Effective Date of such share split or share combination, as the case may be;

CR1

=the Conversion Ratio in effect immediately after the Close of Business on the Record Date for such dividend or distribution, or immediately after the Open of Business on the Effective Date of such share split or share combination, as the case may be;

OS0

=the number of Common Shares outstanding immediately prior to the Close of Business on the Record Date for such dividend or distribution, or immediately prior to the Open of Business on the Effective Date of such share split or share combination, as the case may be; and

OS1	= the number of Common Shares outstanding immediately after giving effect to such dividend or distribution, or such share split or share combination, as the case may be.

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Any adjustment made under this Section 6(e)(i) shall become effective immediately after the Close of Business on the Record Date for such dividend or distribution, or immediately after the Open of Business on the Effective Date for such share split or share combination, as the case may be. If any dividend or distribution of the type described in this Section 6(e)(i) is declared but not so paid or made, the Conversion Ratio shall be immediately readjusted, effective as of the date the Board determines not to pay such dividend or distribution, to the Conversion Ratio that would then be in effect if such dividend or distribution had not been declared.

(ii)

If the Corporation (a) issues or sells to any person (whether for cash consideration, non-cash consideration or no consideration) any Common Shares at a price per share that is less than 90% of the VWAP of Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the first public announcement of the terms of the issuance or sale of Common Shares to be issued or sold (provided that no such adjustment needs to be made if the issue or sale price per Common Share is CDN$50 or greater (as the same may be adjusted for any share splits or share combinations)) or (b) distributes, issues or sells to any person any rights, options or warrants entitling such person to purchase or subscribe for Common Shares at a price per share that is less than 90% of the VWAP of Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day (x) immediately preceding the Ex‑Date of such distribution or (y) immediately preceding the first public announcement of the terms of the issuance or sale of such rights, options or warrants, the Conversion Ratio will be increased based on the following formula:

CR1 = CR0	x	(OS0 + X)
(OS0 + Y)

where,

CR0

= the Conversion Ratio in effect immediately prior to the Close of Business on the Record Date for such distribution or immediately prior to the first public announcement with respect to such issuance or sale (as applicable);

CR1

= the Conversion Ratio in effect immediately after the Close of Business on the Record Date for such distribution  or immediately after the first public announcement with respect to such issuance or sale (as applicable);

OS0

= the number of Common Shares outstanding immediately prior to the Close of Business on the Record Date for such distribution or immediately prior to the first public announcement with respect to such issuance or sale (as applicable);

X	= the total number of Common Shares to be issued or the total number of Common Shares issuable pursuant to such rights, options or warrants; and
Y	= the aggregate price paid for such Common Shares or payable to exercise such rights, options or warrants, divided by the VWAP of Common Shares over the 5 consecutive

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Trading Day period ending on, and including, the Trading Day immediately preceding the Ex‑Date of such distribution or the first public announcement with respect to such issuance or sale.

Any increase made under this Section 6(e)(ii) will be made successively whenever any such Common Shares, rights, options or warrants are distributed, issued or sold and shall become effective immediately after the Close of Business on the Record Date for such distribution or the announcement date with respect to such issuance or sale (as applicable). To the extent that Common Shares are not delivered (after the expiration of such rights, options or warrants or otherwise), the Conversion Ratio shall be readjusted, effective as of the date of such expiration or the date when the issuance or sale was contemplated to take place, to the Conversion Ratio that would then be in effect had the increase with respect to the issuance or sale of such Common Shares, rights, options or warrants or the distribution of such rights, options or warrants been made on the basis of delivery of only the number of Common Shares actually delivered. If such rights, options or warrants are not so distributed, issued or sold or Common Shares are not so issued, or sold, the Conversion Ratio shall be decreased, effective as of the date the Board determines not to make such distribution, issuance or sale to be the Conversion Ratio that would then be in effect if such Record Date for such distribution or the announcement in respect of such issuance or sale had not occurred. If the relevant rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Ratio shall not be adjusted until the triggering events occur.

In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Common Shares at a price less than 90% of such VWAP of the Common Shares for the applicable 5 consecutive Trading Day period, there shall be taken into account any consideration received by the Corporation for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board, which determination shall be final, absent manifest error.

(iii)

If the Corporation distributes shares of its capital stock, evidences of its indebtedness or its other assets, securities or property or rights, options or warrants to acquire shares of its capital stock or other securities, to all or substantially all holders of Common Shares, excluding:

(A)	dividends, distributions or issuances as to which an adjustment was effected pursuant to Section 6(e)(i) or Section 6(e)(ii) above;
(B)	dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to (or a cash amount paid pursuant to the last paragraph of) Section 6(e)(iv) below; and
(C)	spin-offs as to which the provisions set forth in the last two paragraphs of this Section 6(e)(iii) shall apply,

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then the Conversion Ratio will be increased based on the following formula:

CR1 =	CR0 x	SP0
SP0 ̶ FMV

where,

CR0	=the Conversion Ratio in effect immediately prior to the Close of Business on the Record Date for such distribution;
CR1	=the Conversion Ratio in effect immediately after the Close of Business on the Record Date for such distribution;
SP0	= the VWAP of the Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex‑Date for such distribution; and
FMV

=the fair market value as of the Record Date for such distribution (as determined by using the difference between (i) the VWAP of Common Shares over 5 consecutive Trading Day period immediately preceding, but excluding, the Ex-Date for such distribution, and (ii) the VWAP of Common Shares over 5 consecutive Trading Day period starting on the Ex-Date for such distribution) of the Corporation’s shares, evidences of indebtedness, assets, securities, property, rights, options or warrants distributed with respect to each outstanding Common Share.

Any increase made under the portion of this Section 6(e)(iii) above will become effective immediately after the Close of Business on the Record Date for such distribution. If such distribution is not so paid or made, the Conversion Ratio shall be decreased, effective as of the date the Board determines not to pay the distribution, to be the Conversion Ratio that would then be in effect if such distribution had not been declared.

Notwithstanding the foregoing, if “FMV” (as defined above; provided that to the extent the Corporation has received a third party valuation opinion from an investment bank or accounting firm setting out the fair market value (however designated) of the distributed shares, evidences of indebtedness, assets, securities, property, rights, options or warrants, the “FMV” for the purposes of this paragraph shall be the fair market value determined by such opinion if greater than “FMV” as defined above) is equal to or greater than “SP0”(as defined above), in lieu of the foregoing increase, each Holder shall receive, for each Convertible Preferred Share, at the same time and upon the same terms as holders of Common Shares, the amount and kind of its shares, evidences of the Corporation’s  indebtedness, its other assets, securities or property or rights, options or warrants to acquire its shares or other securities that such Holder would have received as if such Holder owned a number of Common Shares equal to the Conversion Ratio in effect on the Record Date for the distribution.

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With respect to an adjustment pursuant to this Section 6(e)(iii) where there has been a payment of a dividend or other distribution on Common Shares consisting solely of shares of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit where such shares or similar equity interest is, or will be when issued, listed or admitted for trading on a Canadian, U.K. or U.S. national securities exchange, which is referred to as a “spin-off,” the Conversion Ratio will be increased based on the following formula:

CR1 =	CR0 x	FMV + MP0
MP0

where,

CR0	=the Conversion Ratio in effect immediately prior to the Close of Business on the fifth Trading Day immediately following, and including, the Ex‑Date for the spin-off;
CR1	=the Conversion Ratio in effect immediately after the Close of Business on the fifth Trading Day immediately following, and including, the Ex‑Date for the spin-off;
FMV

= the VWAP of the shares or similar equity interest distributed to holders of Common Shares applicable to one Common Share over the 5 consecutive Trading Day period immediately following, and including, the Ex‑Date for the spin-off; and

MP0	=the VWAP of the Common Shares over the 5 consecutive trading-day period immediately following, and including, the Ex‑Date for the spin-off.

The adjustment to the Conversion Ratio under the preceding paragraph shall become effective at the Close of Business on the 5th Trading Day immediately following, and including, the Ex‑Date for the spin-off; provided that, for purposes of determining the Conversion Ratio, in respect of any conversion during the 5 Trading Days following, and including, the Ex‑Date of any spin-off, references within the portion of this Section 6(e)(iii) related to “spin-offs” to 5 consecutive Trading Days shall be deemed to be replaced with such lesser number of consecutive Trading Days as have elapsed between the Ex‑Date of such spin-off and the relevant conversion date.

(iv)

If the Corporation pays a dividend or makes a distribution consisting exclusively of cash to all or substantially all holders of Common Shares, (excluding any consideration payable in connection with a tender or exchange offer made by the Corporation or any of its subsidiaries, any cash distributed in a Reorganization Event and any dividend or distribution in connection with the Corporation’s Liquidation) the Conversion Ratio will be increased based on the following formula:

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CR1 =	CR0 x	SP0
SP0 - C

where,

CR0	=the Conversion Ratio in effect immediately prior to the Close of Business on the Record Date for such dividend or distribution;
CR1	=the Conversion Ratio in effect immediately after the Close of Business on the Record Date for such dividend or distribution;
SP0	= the VWAP of the Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex‑Date for such dividend or distribution; and
C	=the amount in cash per Common Share distributed by the Corporation to all or substantially all holders of Common Shares.

Any increase pursuant to this Section 6(e)(iv) shall become effective immediately after the Close of Business on the Record Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Ratio shall be decreased, effective as of the date the Board determines not to pay such dividend or make such distribution, to be the Conversion Ratio that would then be in effect if such dividend or distribution had not been declared.

Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder shall receive, for each Convertible Preferred Share, at the same time and upon the same terms as holders of Common Shares, the amount of cash that such Holder would have received as if such Holder owned a number of Common Shares equal to the Conversion Ratio on the Record Date for such cash dividend or distribution.

(v)

If the Corporation or any of its subsidiaries makes a payment in respect of a tender offer or exchange offer (i.e. issuer bid) for Common Shares and the cash and value of any other consideration included in the payment per Common Share exceeds the VWAP of the Common Shares over the 5 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Ratio will be increased based on the following formula:

CR1 =	CR0 x	AC + (SP1 x OS1)
OS0 x SP1

where,

CR0

=the Conversion Ratio in effect immediately prior to the Close of Business on the last Trading Day of the 5 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

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CR1

= the Conversion Ratio in effect immediately after the Close of Business on the last Trading Day of the 5 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC

= the aggregate value of all cash and any other consideration (as determined by the Board, which determination shall be final, absent manifest error) paid or payable for shares purchased in such tender or exchange offer;

OS0

=the number of Common Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer);

OS1

=the number of Common Shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP1	= the VWAP of the Common Shares over the 5 consecutive Trading Day period commencing on, and including, the Trading Day immediately succeeding the date such tender or exchange offer expires.

The increase to the Conversion Ratio under the preceding paragraph will occur at the Close of Business on the 5th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that, for purposes of determining the Conversion Ratio, in respect of any conversion during the 5 Trading Days immediately following, and including, the Trading Day next succeeding the date that any such tender or exchange offer expires, references within this Section 6(e)(v) to 5 consecutive Trading Days shall be deemed to be replaced with such lesser number of consecutive Trading Days as have elapsed between the date such tender or exchange offer expires and the relevant conversion date.

In the event that the Corporation is, or one of its subsidiaries is, obligated to purchase Common Shares pursuant to any such tender offer or exchange offer, but the Corporation is, or such subsidiary is, permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Ratio shall be readjusted to be such Conversion Ratio that would then be in effect if such tender offer or exchange offer had not been made.

(f)

The Corporation will not be required to adjust the Conversion Ratio for any of the transactions described in Sections 6(e)(ii) through 6(e)(iv) above (other than for share splits or share combinations) if the Corporation makes provision for each Holder to participate in the transaction, at the same time as holders of Common Shares participate, without conversion, as if such Holder held a number of Common Shares equal to the Conversion Ratio in effect on the Record Date, announcement date or Ex-Date, as the case may be, for such transaction, multiplied by the number of Convertible Preferred Shares held by such Holder. Any such participation by Holders will be subject to the approval of

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the Toronto Stock Exchange, or if the Common Shares are not listed on the Toronto Stock Exchange the approval of such other principal national securities exchange on which the Common Shares are listed.

(g)

Notwithstanding anything herein to the contrary, the Corporation will not adjust the Conversion Ratio pursuant to Section 6(e) unless the adjustment would result in a change of at least 1% in the Conversion Ratio then in effect. Any lesser adjustment shall be carried forward and shall be made at the time of, and together with, the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to a change of at least 1% in such Conversion Ratio; provided however, that the Corporation shall make such carried-forward adjustments, regardless of whether the aggregate adjustment is less than 1%, (i) on December 31 of each year, (ii) on the Conversion Date for any converted Convertible Preferred Shares, (iii) upon the occurrence of a Fundamental Change and (iv) in the event that the Corporation exercises its mandatory conversion right pursuant to Section 10. Adjustments to the Conversion Ratio will be calculated to the nearest 1/10,000th. No adjustment to the Conversion Ratio will be made pursuant to Sections 6(e)(ii), (iii) and (iv) above if Holders may participate, at the same time, upon the same terms and otherwise on the same basis as holders of Common Shares and solely as a result of holding Convertible Preferred Shares, in the transaction that would otherwise give rise to such adjustment as if they held, for each Convertible Preferred Share, a number of Common Shares equal to the maximum Conversion Ratio then in effect.

(h)	The Conversion Ratio will not be adjusted:
(i)

Upon issuance of Common Shares pursuant to any present or future employee benefit or other incentive plan providing for the reinvestment of dividends or interest payable on the Corporation’s shares, securities or evidences of indebtedness and the investment of additional optional amounts in Common Shares under any plan which (x) is in compliance with the Toronto Stock Exchange rules and the rules and regulations of any other exchange on which the Corporation’s shares are listed and (y) provides that the exercise price of the applicable options or other security or rights granted thereunder is equal to or greater than a price at or near the applicable closing price on the business day prior to the grant thereof (it being understood that a price which is 90% or greater than the VWAP of Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date of such distribution or applicable date of such grant shall be a exercise price compliant with this clause (y)) (such a plan or program in compliance with both clauses (x) and (y), a “Compliant Plan”);

(ii)

Upon issuance of any Common Shares or rights or warrants to purchase Common Shares pursuant to any present or future employee benefit or other incentive plan or program assumed by the Corporation or any of its subsidiaries. Following such assumption, any grant of any Common Shares or rights or warrants to purchase Common Shares shall be pursuant to any present or future Compliant Plan; or

(iii)	Upon the issuance of any Common Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the Issue Date.

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(i)

If the Corporation has in effect a rights plan while any Convertible Preferred Shares remain outstanding, Holders will receive, upon a conversion of their Convertible Preferred Shares, in addition to Common Shares, a corresponding number of rights in accordance with the rights plan. However, if prior to any conversion, the rights have separated from the Common Shares in accordance with the provisions of the applicable rights plan so that Holders would not be entitled to receive any rights in respect of Common Shares delivered upon conversion of the Convertible Preferred Shares, the Conversion Ratio will be adjusted at the time of separation as if the Corporation had distributed to all holders of Common Shares, shares of the Corporation, evidences of indebtedness, assets, securities, property, rights, options or warrants as described in Section 6(e)(iii) above, subject to readjustment in the event of the expiration, termination or redemption of such rights. Any distribution of rights pursuant to a rights plan that would allow Holders to receive, upon conversion, in addition to any Common Shares, the rights described therein (unless such rights have separated from the Common Shares) shall not constitute a distribution of rights that would entitle Holders to an adjustment to the Conversion Ratio.

(j)	In the case of:
(A)	any recapitalization, reclassification or change of Common Shares (other than changes resulting from a share split or combination),
(B)	any consolidation, amalgamation, merger or combination involving the Corporation,
(C)	any sale, lease or other transfer to a third party of the Corporation’s consolidated assets and subsidiaries substantially as an entirety, or
(D)

any statutory share exchange of the Corporation’s securities with another person (other than in connection with a consolidation, amalgamation, merger or combination falling within paragraph (B) above),

in each case, as a result of which Common Shares are converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a “Reorganization Event”), then, at and after the effective time of the Reorganization Event, the right to convert each Convertible Preferred Share into Common Shares will be changed into a right to convert such share into the kind and amount of shares, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of Common Shares equal to the Conversion Ratio immediately prior to such Reorganization Event would have owned or been entitled to receive upon such Reorganization Event (such stock, securities or other property or assets, “Reference Property”). In the event holders of Common Shares have the opportunity to elect the form of consideration to be received in such Reorganization Event, the Reference Property into which the Convertible Preferred Shares will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Shares that affirmatively make such an election. The Corporation may not become a party to any such Reorganization Event unless its terms are consistent with this Section 6(j). Notwithstanding Section 6(e), no adjustment to the Conversion Ratio will be made for any Reorganization Event to the extent shares, securities

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or other property or assets become the Reference Property receivable upon conversion of the Convertible Preferred Shares.

In these terms of the Convertible Preferred Shares, if Common Shares have been replaced by Reference Property as a result of any such Reorganization Event, references to Common Shares are intended to refer to such Reference Property.

(k)

Upon the occurrence of each adjustment or readjustment of the Conversion Ratio under this Section 6, the Corporation shall compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any Holder, furnish or cause to be furnished to such Holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Ratio then in effect, and (iii) the number of Common Shares which then would be received upon the conversion of the Convertible Preferred Shares.

7.	Recurring Conversion Ratio Adjustment
(a)

In addition to the adjustments to the Conversion Ratio provided for in Section 6 above, the Conversion Ratio shall be adjusted every six (6) months from the Issue Date by multiplying the then in effect Conversion Ratio by the Conversion Ratio Adjustment Factor (the “Recurring Conversion Ratio Adjustment”).

(b)

If any conversion of the Convertible Preferred Shares or Liquidation of the Corporation occurs between Recurring Conversion Ratio Adjustment dates, the Conversion Ratio shall be adjusted pro rata for the days accrued since the last Recurring Conversion Ratio Adjustment date based on a 365-day year.

8.	Undertakings
(a)	The Corporation undertakes that it shall:
(i)

not incur, and not permit any of its Subsidiaries to incur, any Debt; provided that the Corporation and/or its Subsidiaries may incur (x) additional Debt if the ratio of (i) Consolidated Net Debt to (ii) the Corporation’s LTM EBITDA  (in each case as of the then most recently ended four full fiscal quarters for which financial statements are available immediately preceding the date on which such additional Debt is incurred (such applicable four fiscal quarter period, the “LTM Period”)) would have been 6.7 to 1.0 or less, in each case determined on a pro forma basis, including as if the additional Debt had been incurred and the application of proceeds therefrom had occurred at the beginning of such four quarter period (the “Leverage Ratio Test”) and/or (y) Permitted Debt (in the case of this clause (y), notwithstanding whether or not the Leverage Ratio Test referred to above is met);

(ii)	not issue any equity securities with a ranking pari passu or superior to the Convertible Preferred Shares;

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(iii)

not, and not permit any of its Subsidiaries to, acquire any property, person or business (x) in the case of any single acquisition or series of related acquisition transactions, where the consideration payable in respect thereof is in excess of US$250 million or (y) if, since the Issue Date, the Group has already made acquisitions where the aggregate consideration in respect thereof is at least US$500 million (it being understood that (a) ordinary course acquisitions of inventory, equipment, material or other assets or property and (b) the completion of the Transactions shall not be deemed acquisitions for purposes of this provision), in each case, unless consented to by at least 66 2/3% of the Holders either (A) through a written instrument evidencing the Holders consent or (B) by a vote of the Holders at a meeting held and convened in accordance with the bylaws of the Corporation and the Business Corporations Act (Ontario);

(iv)

(x) not require a mandatory conversion if such mandatory conversion would require a regulatory filing or disclosure in respect of any Holder in excess of what is required for an institutional investor waiver in New Jersey; and (y) notify GSO and BlackRock in writing at least 60 days prior to taking any action (including, without limitation, making any application or filing) as a result of which any regulatory filing or disclosure would be required in respect of GSO Group or BlackRock Group in excess of what is required for an institutional investor waiver in New Jersey;

(v)

cooperate (including without limitation providing jurisdictional specific revenue, asset values and market share data) with Holders and their counsel (to the extent reasonably requested to do so) in connection with any anti-trust or competition filing, notification, review or analysis by such holder arising out of the Transactions and/or the conversion of any Convertible Preferred Shares or exercise of any related rights (and to the extent applicable, jointly or independently make appropriate filings with the applicable authority); it being understood that to the extent any such information would constitute material non-public or other price sensitive or confidential information such data may be provided on a counsel-to-counsel-only basis;

(vi)

within 15 months following the Issue Date, obtain and maintain a second listing of Common Shares on the New York Stock Exchange, NASDAQ or the Main Market of the London Stock Exchange (premium listing), provided that to the extent the Common Shares are listed on the London Stock Exchange, the Corporation shall procure that any Common Shares issued upon conversion, or exercise of rights under, the Convertible Preferred Shares or any other instruments convertible into Common Shares issued in connection with the Transactions are listed on the London Stock Exchange substantially concurrently with such conversion or exercise; the Corporation shall notify GSO and BlackRock in writing of its intention to make an application for such listing or registration at least 60 days prior to the date when the application is filed; and

4AA

(vii)

comply with the quarterly, annual and periodic public disclosure requirements of the TSX and all such reports shall be filed within the ordinary course time periods prescribed thereby without delay, and the Corporation shall comply with the Registration Rights Agreement.  The Corporation shall also furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the US Securities Act.

To the extent the Corporation is in breach of the undertakings set out in paragraphs (i) or (ii) above, the Conversion Ratio Adjustment Factor shall be increased by 0.02 per annum (calculated pro rata for the period for which the Corporation has been in breach of the relevant undertaking in the relevant six-month period) for each year in which the Corporation is in breach of such undertaking and each undertaking so breached. To the extent the Corporation is in breach of the undertaking set out in paragraph (iii) above, the Conversion Ratio Adjustment Factor shall be increased by 0.04 per annum (calculated pro rata for the period for which the Corporation has been in breach of the undertaking in the relevant six-month period) for each year in which the Corporation is in breach of such undertaking. To the extent the Corporation is in material breach of any of the undertakings set out in paragraphs (iv), (v), (vi) or (vii) above, and does not cure such breach within 30 days of receipt of a written notice setting out the breach in reasonable detail, the Conversion Ratio Adjustment Factor shall be increased by 0.06 per annum (calculated pro rata for the period for which the Corporation has been in breach of the relevant undertaking in the relevant six-month period) for each year in which the Corporation has been in material breach of such undertaking without curing same and each undertaking so breached. These undertakings shall cease to apply when GSO Group ceases to hold at least 50% of the Convertible Preferred Shares issued to GSO Group on the Issue Date and BlackRock Group ceases to hold at least 50% of the Convertible Preferred Shares issued to BlackRock Group on the Issue Date. The undertakings may be waived in writing, in whole or in part, by 66 2/3% of the Holders either (A) through a written instrument evidencing the Holders consent or (B) by a vote of the Holders at a meeting held and convened in accordance with the bylaws of the Corporation and the Business Corporations Act (Ontario).

(b)

Each Holder undertakes that, in the event that a gaming authority of any jurisdiction in which the Corporation currently or in the future conducts or proposes to conduct gaming operations requires that a Holder make a filing or disclosure not more extensive than that required for an institutional investor waiver in New Jersey, such holder agrees to provide reasonable cooperation to the Corporation with respect to such filing or disclosure. For the avoidance of doubt, this undertaking does not imply such Holder shall be obliged to make any regulatory filing or disclosure which would be required in respect of the relevant Holder in excess of what is required for an institutional investor waiver in New Jersey or that the Holder has any obligation to obtain the relevant institutional investor waiver or any other authorization, except for the obligation to provide reasonable cooperation as set out in the preceding sentence.

If (x) a Holder is in breach of the undertaking referred to above, and (y) the relevant Holder does not cure such breach within 30 days of receipt of a written notice setting out the breach in reasonable detail, in the event that the relevant Holder that was or is in breach exercises its right of conversion pursuant to Section 6 hereof or if the Convertible Preferred Shares are subject to the mandatory conversion pursuant to Section 10 hereof, the Conversion

4BB

Ratio Adjustment Factor in respect of Convertible Preferred Shares held by such Holder shall, for the purposes of such conversion, be deemed to have been decreased by 0.01 per annum (calculated pro rata for the period for which the Holder has been in breach of the undertaking in the relevant semi-annual period) for each year in which the relevant Holder is in breach of such undertaking.

(c)

If any conversion of the Convertible Preferred Shares or Liquidation of the Corporation occurs before the adjustment pursuant to the paragraphs (a) and (b) above takes effect, the Conversion Ratio shall be adjusted pro rata for the period for which the Corporation or the Holder, as the case may be, has been in breach of the relevant undertaking.

9.	Liquidation Preference
(a)

In the event of any Liquidation of the Corporation, whether voluntary or involuntary, each Holder shall be entitled to receive and to be paid out of the assets of the Corporation available for distribution to its shareholders the greater of: (i) the Initial Liquidation Preference multiplied by an adjustment factor calculated by dividing the Conversion Ratio then in effect by the Initial Conversion Ratio, and (ii) the amount that the Holder would have been entitled to receive if the Convertible Preferred Shares were converted into Common Shares immediately prior to such Liquidation (the “Liquidation Preference”).

(b)

If, upon a Liquidation, the amount available for distribution among the Holders of all outstanding Convertible Preferred Shares is insufficient to permit the payment of the Liquidation Preference in full, then the amount available for distribution shall be distributed among the Holders of the Convertible Preferred Shares rateably in proportion to the relative Liquidation Preference of the Convertible Preferred Shares held by such Holders.

(c)

Neither the sale (for cash, shares, securities or other consideration) of all or substantially all the assets or business of the Corporation (other than in connection with the liquidation, winding-up or dissolution of the Corporation) nor the merger or consolidation of the Corporation into or with any other person shall be deemed to be a Liquidation for the purposes of this Section 9.

(d)	After the payment to the Holders of the Liquidation Preference provided for in this Section 9, the Holders as such shall have no right or claim to any of the remaining assets of the Corporation.
10.	Mandatory Conversion
(a)

At any time on or after the date which is three (3) years from the Issue Date, the Corporation shall have the right, at its option, to give notice of its election to cause all or, subject to Section 10(b) below, part of the outstanding Convertible Preferred Shares to be automatically converted into that number of Common Shares for each Convertible Preferred Share to be so converted equal to the Conversion Ratio in effect on the Mandatory Conversion Date. The Corporation may exercise its right to cause a mandatory conversion pursuant to this Section 10 only if the following two (2) conditions are satisfied (the “Price/Liquidity Conditions”) (i) the Closing Sale Price of the Common Shares exceeds 175% of the Initial Conversion Price for at least 20 Trading Days (whether or not consecutive) in a period of 30 consecutive Trading Days, and (ii), save as provided for under Section 5(g) hereof, the average daily volume on any 20 Trading Days (whether or not

4CC

consecutive) in the 30 consecutive Trading Day period referred to above is at least 1.75 million Common Shares (the “Liquidity Condition”); provided that the Corporation may only exercise such mandatory conversion, whether in whole or in part, if the applicable 30-day period in which the Price/Liquidity Conditions are satisfied has ended not more than 60 days before the Mandatory Conversion Date. Any forced conversion shall also be conditional upon (x) obtaining all required regulatory approvals (including relevant anti-trust approvals) and, to the extent applicable, receipt by GSO and BlackRock prior to the conversion or substantially concurrently with such conversion of all required institutional investor waivers or other gaming regulatory approvals required as a result thereof (it being understood that neither the GSO Group nor BlackRock Group shall have any obligation to make any regulatory filing or disclosure in excess of what is required for an institutional investor waiver in New Jersey) and (y) the GSO Group, after giving effect to such mandatory conversion, (i) owning (when taken together with other Common Shares of then held) less than 20% of the voting rights attached to the Corporation’s securities at the time of conversion, including any securities held by parties acting jointly or in concert with the GSO Group (calculated on a partially diluted basis) and (ii) not being in violation of its undertaking with the Toronto Stock Exchange dated on or around the Issue Date as a result of such mandatory conversion unless the compliance with this clause (y) is waived, or consented to, by both GSO and the Toronto Stock Exchange. Any partial conversion shall be applied on a pro rata basis in respect of all Convertible Preferred Shares.

(b)

The Corporation may only require a partial conversion of the outstanding Convertible Preferred Shares as provided in this Section 10 if (i) a mandatory conversion of all of the outstanding Convertible Preferred Shares would require the GSO Group or the BlackRock Group to make regulatory filings or disclosures in excess of what is required for an institutional investor waiver in New Jersey or (ii) a mandatory conversion of all of the outstanding Convertible Preferred Shares may not be exercised as a result of the condition under Section 10(a)(y) not being satisfied. In case of such partial mandatory conversion the Corporation shall be obliged to require conversion in respect of the maximum part of Convertible Preferred Shares that may converted without triggering the filing and disclosure requirements referred to in the previous sentence or without causing a breach of condition under Section 10(a)(y).

(c)

To exercise the mandatory conversion right described in Section 10(a), the Corporation must issue a press release for publication on any broadly disseminated news or press release service selected by the Corporation prior to the Open of Business on the fifth Trading Day following any date on which the conditions described in Section 10(a) above are met, announcing such a mandatory conversion. The Corporation shall also give notice by mail or by publication (with subsequent prompt notice by mail) to the Holders (not later than five Business Days after the date of the press release) of the mandatory conversion announcing the Corporation’s intention to convert the Convertible Preferred Shares. The conversion date will be a date selected by the Corporation (the “Mandatory Conversion Date”) and will be no earlier than 30 and no later than 45 calendar days after the date on which the Corporation issues the press release described in this Section 10(c).

4DD

(d)

In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion described in Section 10(c) shall state, as appropriate: (i) the Mandatory Conversion Date; (ii) whether the mandatory conversion applies to all or part of the outstanding Convertible Preferred Shares; and (iii) the number of Common Shares to be issued upon conversion of each Convertible Preferred Share.

(e)

On and after the Mandatory Conversion Date, all rights of Holders of such Convertible Preferred Shares shall terminate except for the right to receive the whole Common Shares issuable upon conversion thereof.

(f)

On the Mandatory Conversion Date, the Convertible Preferred Shares which the Corporation desires to have converted shall be irrevocably cancelled and the corresponding Common Shares issued, and the Corporation shall issue certificates representing fully paid Common Shares upon the basis herein prescribed and in accordance with the provisions hereof to each Holder entitled thereto. Such conversion shall be deemed to have been made on the Mandatory Conversion Date and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Common Shares as of such date.

11.	Reservation of Common Shares Issuable Upon Conversion

The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the conversion of the then outstanding Convertible Preferred Shares, such number of its Common Shares as shall from time to time be sufficient to effect the conversion of all outstanding Convertible Preferred Shares; and if at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of all then outstanding Convertible Preferred Shares, in addition to such other remedies as shall be available to the Holder of such Convertible Preferred Shares, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging its best efforts to obtain the requisite Board and shareholder approval of any necessary amendment to its Articles.

12.	Transferability

The Convertible Preferred Shares will not be listed on any exchange but will be freely transferable at the option of a Holder, subject only to applicable securities laws limitations. All Common Shares issued in respect of Convertible Preferred Shares will be listed on the Toronto Stock Exchange or other principal national securities exchange and shall be freely transferable at the option of the Holder without restriction, subject only to applicable securities laws limitations.

13.	Other Provisions
(a)

Except as otherwise provided herein, all notices to be given hereunder with respect to the Convertible Preferred Shares shall be deemed to be validly given to the Holders if sent by facsimile transmission, first class mail, postage prepaid, by letter or circular addressed to such Holders at their addresses appearing in the Corporation’s registers and shall be deemed to have been effectively given, in the case of facsimile transmission, on the first Business Day following transmission, and, in the case of first class mail, postage prepaid,

4EE

by letter or circular, on the third Business Day following the transmission or mailing. Error or omission in giving notice or accidental failure to mail notice to any Holder or the inability of the Corporation to give or mail any notice due to any event beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

(b)

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Holders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service which is communicated to the Corporation by the relevant postal service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in the city of Toronto and in the city of New York (or in such of those cities as, in the opinion of the Corporation/Agent, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city. Any notice given to Holders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

(c)

Any payment required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day and no interest on such payment will accrue or accumulate, as the case may be, in respect of such delay.

(d)

The Corporation shall be entitled to rely on the certificates of Holders with respect to their holdings of Convertible Preferred Shares, Common Shares or other instruments convertible into, or entitling the holder to delivery of, Common Shares.

4FF

SCHEDULE 6(c)

FORM OF NOTICE OF CONVERSION

To: THE STARS GROUP INC. (the “Corporation”)

This notice is given pursuant to Section 6(c) of the share terms (the “Share Terms”) attaching to the Convertible Preferred Shares represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Terms have the meanings ascribed to such words and expressions in such Share Terms.

The undersigned hereby notifies the Corporation that pursuant to the Share Terms and the conversion right referred to below, the undersigned desires to exercise its conversion privilege in respect of the following Convertible Preferred Shares in accordance with Article  6 of the Share Terms:

☐ all share(s) represented by certificate no. __________; or

☐                  share(s) only represented by certificate no. _________.

The undersigned hereby notifies the Corporation that the Conversion Date shall be                      .

NOTE:

The Conversion Date must be a Business Day and must be at least 10 days (unless provided otherwise in the Share Terms) after the date upon which this notice is received by the Corporation.  If no such Business Day is specified above, the Conversion Date shall be deemed to be the 10th day after the date on which this notice is received by the Corporation, or, if such date is not a Business Day, the first Business Day which follows such 10 day period.

The undersigned hereby represents and warrants to the Corporation that the undersigned has good title to, and owns, the Convertible Preferred Share(s) represented by this certificate free and clear of all liens, claims, encumbrances, security interests, hypothecs and adverse claims.

Date:  _______________

Signature of Shareholder

Name of Shareholder

4GG

NOTE:    The information below must be completed and this notice, together with such additional documents as the Corporation may require, must be deposited with the Corporation at its registered office in the Province of Ontario. The Common Shares resulting from the conversion of the Convertible Preferred Shares will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the form appearing immediately below is duly completed.

Name of person in whose name Common Shares are to be registered, issued or delivered (please print)	Date:

Street Address or P.O. Box	Signature of Shareholder

City, Province

11.The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :

See paragraph 10 of these Articles of Continuance.

07171 (2011/05)	Page 5 of/de 7

12.Other provisions, (if any): Autres dispositions s'il y a lieu :
None.

07171 (2011/05)	Page 6 of/de 7

13.The corporation has complied with subsection 180(3) of the Business Corporations Act. La société s'est conformée au paragraphe 180(3) de la Loi sur les sociétés par actions.

14The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction in which the corporation was incorporated/amalgamated or previously continued on
Le maintien de la société en vertu des lois de la province de l'Ontario a été dûment autorisé en vertu des lois de l'autorité
   législative sous le régime de laquelle la société a été constituée ou fusionnée ou antérieurement maintenue le

Year, Month, Day année, mois, jour

15.The corporation is to be continued under the Business Corporations Act to the same extent as if it had been incorporated thereunder.
Le maintien de la société en vertu de la Loi sur les sociétés par actions a le même effet que si la société avait été
constituée en vertu de cette loi.

These articles are signed in duplicate. Les présents statuts sont signés en double exemplaire. AMAYA INC. Name of Corporation / Dénomination sociale de la société By / Par Signature / Signature
Print name of signatory / Nom du signataire en lettres moulées	Description of Ofﬁce / Fonction

These articles must be signed by a director or ofﬁcer of the corporation (e.g. president, secretary)
Ces statuts doivent être signés par un administrateur ou un dirigeant de la société (p. ex. : président, secrétaire).

07171 (2011/05)		Page 7 of/de 7

EXHIBIT “B”

OBCA BY-LAWS

(attached)

GENERAL BY-LAWS OF

THE STARS GROUP INC.

(the “Corporation”)

Table of Contents

(continued)

1 - DEFINITIONS

1.1	Definitions

In this By-law, and all other By-laws of the Corporation, unless the context indicates otherwise:

a)	“Act” means the Business Corporations Act (Ontario), or any statute which may be substituted therefor, including the regulations made thereunder as amended from time to time;
b)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province of Canada;

c)	“Articles” shall mean the articles of the Corporation and includes any amendments thereto;
d)	“Board” means the board of directors of the Corporation;
e)	“By-laws” means this by-law and all other by-laws of the Corporation in force and effect from time to time, and any amendments which may be made to such By-laws from time to time;
f)	“Director” means a director of the Corporation as defined in the Act;
g)	“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario);
h)	“Offering Corporation” means an offering corporation as defined in the Act;
i)	“Officer” means an officer of the Corporation as defined in the Act;
j)

“Person” includes an individual, a sole proprietorship, a partnership, an association, a labour organization, an organization, a trust, a body corporate and all individuals acting as a trustee, executor, curator or as any other legal representative;

k)

“Public Announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

l)	“Shareholders Meeting” means an annual Shareholders Meeting or a special meeting of shareholders.
1.2	Interpretation
a)	words importing the singular number also include the plural and vice-versa; words importing the masculine gender include the feminine and vice-versa;
b)	all words used in this By-law and defined in the Act shall have the meanings given to such words in the Act or in the related parts thereof;
c)

this By-law is adopted pursuant to the Act, and is subject to, and must be read in conjunction with the Act. In the event of an inconsistency between a provision of this By-law and a provision of the Act, the latter shall prevail.

1.3	Execution in Counterpart, by Facsimile and by Electronic Signature

Subject to the Act, any notice, resolution, requisition, statement or other document required or permitted to be executed for the purposes of the Act, may be signed by way of electronic signature, by way of a facsimile signature or by way of signing several documents of like form by one or more Persons, and those documents, when duly signed by all Persons required or permitted to sign, as appropriate, shall constitute a single document for the purposes of the Act.

2 - GENERAL BUSINESS

2.1	Registered Office

The registered office of the Corporation shall be in the municipality or geographical township within Ontario specified in the Articles or in a special resolution and at such location therein as the Board may from time to time determine.

2.2	Seal

The Corporation may have a seal, which shall be adopted and may be changed by the Board. The absence of a seal on a document of the Corporation does not render the document invalid.

2.3	Fiscal Year

Until changed by resolution of the Board, the financial year of the Corporation shall end on the 31st day of December in each year.

2.4	Execution of Instruments

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed on behalf of the Corporation by any Director or Officer of the Corporation.  In addition, the Board may from time to time direct the manner in which, and the individual or individuals by whom, any particular instrument or class of instruments may or shall be signed.

Notwithstanding the foregoing, the secretary or any other Officer or any Director may sign certificates and similar instruments (other than share certificates) on the Corporation’s behalf with respect to any factual matters relating to the Corporation’s business and affairs, including certificates verifying copies of the Articles, By-laws, resolutions and minutes of meetings of the Corporation.

2.5	Banking Arrangements

The banking business of the Corporation, or any part or division of the Corporation, shall be transacted with such bank, trust company or other firm or body corporate as the Board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Corporation’s behalf by such one or more Officers or other individuals as the Board may designate, direct or authorize from time to time and to the extent thereby provided.

2.6	Voting Rights in Other Bodies Corporate

Any Officer or Director may execute and deliver proxies and take any other steps as in the Officer’s or Director’s opinion may be necessary or desirable to permit the exercise on behalf of the Corporation of voting rights attaching to any securities held by the Corporation. In addition, the Board may from time to time direct the manner in which and the individuals by whom any particular voting rights or class of voting rights may or shall be exercised.

3 - DIRECTORS

3.1	Duties of Directors

The Board shall manage, or supervise the management of the business and affairs of the Corporation.

3.2	Qualifications of Directors

No Person shall be a Director if he or she: (a) is less than 18 years of age; (b) has been found under the Substitute Decisions Act, 1992, S.O. 1992, c. 30, as from time to time amended or under the Mental Health Act R.S.O. 1990, c. M. 7, as from time to time amended, to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; (c) is not an individual; or (d) has the status of a bankrupt. A Director is not required to hold shares of the Corporation. If the Corporation is an Offering Corporation then at least one-third of the Directors shall not be Officers or employees of the Corporation or any of its affiliates.

3.3	Number of Directors

The Board shall consist of such number of Directors as shall be set out in the Articles or as may from time to time be determined in accordance with the Act.  If the Board is empowered by special resolution to determine the number of Directors within a range set out in the Articles:

a)

the Board may appoint additional Directors provided that after such appointment the total number of Directors would not be greater than one and one-third times the number of Directors required to have been elected at the last annual meeting nor greater than the maximum number set out above; and

b)	the number of Directors to be elected at the annual meeting shall be the number of Directors last determined by the Board.
3.4	Quorum

A majority of the Directors in office constitutes a quorum at any meeting of the Board. If the Corporation has fewer than three Directors, all Directors must be present at any meeting to constitute a quorum at any meeting of the Board. In the absence of a quorum within the first fifteen (15) minutes following the start of the meeting, the Directors may only deliberate on the meeting’s adjournment. A quorum of Directors may exercise all the powers of the Board despite any vacancy on the Board.

3.5	Election and Term

Directors shall be elected by the shareholders at the first Shareholders Meeting and at each subsequent annual meeting at which an election of Directors is required, by an ordinary resolution adopted by a majority of the votes cast by shareholders able to vote on such resolution, and shall hold office until the next annual Shareholders Meeting or, if elected for an expressly stated term, for a term expiring no later than three (3) years following the election. The election need not be by ballot unless a ballot is demanded by any shareholder or required by the chairperson in accordance with section 7.18. If an election of Directors is not held at an annual Shareholders Meeting at which such election is required, the incumbent Directors shall continue in office until their resignation, replacement or removal.

If shareholders holding a certain class or series of shares have an exclusive right to elect one or more Directors, such number of Directors shall be elected by the majority of votes cast by the holders of such class or series of shares

3.6	Advance Notice for Nomination of Directors
a)

Subject only to the Act and the Articles, only individuals who are nominated in accordance with the procedures set out in this section 3.6 and who, at the discretion of the Board, satisfy the qualifications of a Director as set out in the Articles and By-laws of the Corporation shall be eligible for election as Directors of the Corporation. Nominations of individuals for election to the Board may be made at any annual Shareholders Meeting or at any special Shareholders Meeting if one of the purposes for which the special Shareholders Meeting was called was the election of directors. Such nominations may be made in the following manner:

i)

by or at the direction of the Board, including pursuant to a notice of meeting, including, for clarity, any nominees of a shareholder who are proposed by the Board for election in the notice of meeting, whether pursuant to an agreement with such shareholder or otherwise;

ii)

by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of meeting of the shareholders of the Corporation made in accordance with the provisions of the Act; or

iii)

by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided below in this section 3.6 and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this section 3.6.

b)

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation.

c)	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:
i)

in the case of an annual Shareholders Meeting, not less than 30 nor more than 65 days prior to the date of the annual Shareholders Meeting; provided, however, that in the event that the annual Shareholders Meeting is to be held on a date that is less than 50 days after the date on which the first Public Announcement (the “Notice Date”) of the date of the annual Shareholders Meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and

ii)

in the case of a special Shareholders Meeting (which is not also an annual Shareholders Meeting) called for the purpose of electing Directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first Public Announcement of the date of the special Shareholders Meeting was made.

iii)

In no event shall any adjournment or postponement of a Shareholder Meeting or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

d)	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:
i)	the identity of the Nominating Shareholder and the number of voting securities held by the Nominating Shareholder;
ii)

if the Nominating Shareholder is not the beneficial owner of all of those voting securities, the identity of the beneficial owner and the number of voting securities beneficially owned by that beneficial owner;

iii)	with respect to the Nominating Shareholder and, if applicable, any beneficial owner referred to in Section 3.6(d)(ii), the following:
(1)

the class or series and number of any securities in the capital of the Corporation which are controlled, or over which control or direction is exercised, directly or indirectly, by the Nominating Shareholder or beneficial owner, and each person acting jointly or in concert with any of them (and for each such person any options or other rights to acquire shares in the capital of the Corporation, any derivatives or other securities, instruments or arrangements for which the price or value or delivery, payment or settlement obligations are derived from, referenced to, or based on any such shares, and any hedging transactions, short positions and borrowing or lending arrangements relating to such shares) as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(2)

any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which the Nominating Shareholder or beneficial owner has a right to vote any shares in the capital of the Corporation on the election of directors;

(3)

in the case of a special Shareholders Meeting called for the purpose of electing Directors, a statement as to whether the Nominating Shareholder or beneficial owner intends to send an information circular and form of proxy to any shareholders of the Corporation in connection with the individual’s nomination; and

(4)

any other information relating to the Nominating Shareholder or beneficial owner that would be required to be disclosed in a dissident’s proxy circular or other filings to be made in connection with solicitations of proxies for election of Directors pursuant to the Act and Applicable Securities Laws; and

iv)	as to each individual whom the Nominating Shareholder proposes to nominate for election as a Director:
(1)	the name, age, business address and residential address of the individual;
(2)	the principal occupation or employment of the individual;
(3)

the class or series and number of securities in the capital of the Corporation which are beneficially owned, or over which control or direction is exercised, directly or indirectly, by such individual as of the record date for the Shareholders Meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(4)

any other information relating to the individual that would be required to be disclosed in a dissident’s proxy circular or other filings to be made in connection with solicitations of proxies for election of Directors pursuant to the Act and Applicable Securities Laws.

e)	A Nominating Shareholders’ notice to the Secretary of the Corporation must also state:
i)

whether, in the opinion of the Nominating Shareholder and the proposed nominee, the proposed nominee would qualify to be an independent Director of the Corporation under sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”), Sections 5605(a)(2) and 5605(c)(2) of the Nasdaq Listing Rules and the commentary relating thereto and Rule 10A-3(b) under the Securities and Exchange Act of 1934, as well as any other applicable independence criterion of a stock exchange or regulatory authority that may be applicable to the Corporation as a result of a listing of its securities on any additional stock exchanges; and

ii)

whether, with respect to the Corporation, the proposed nominee has one or more of the relationships described in sections 1.4(3), 1.4(8) or 1.5 of NI 52-110, Sections 5605(a)(2) and 5605(c)(2) of the Nasdaq Listing Rules and the commentary relating thereto and Rule 10A-3(b) under the Securities and Exchange Act of 1934, as well as any other applicable independence criterion of a stock exchange or regulatory authority that may be applicable to the Corporation as a result of a listing of its securities on any additional stock exchanges.

f)

The Corporation may require any proposed Director nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed Director nominee to serve as an independent Director of the Corporation or that could be material to a reasonable shareholder of the Corporation’s understanding of the independence, or lack thereof, of such proposed Director nominee.

g)

In addition to the provisions of this section 3.6, a Nominating Shareholder and any individual nominated by the Nominating Shareholder shall also comply with all of the applicable requirements of the Act, Applicable Securities Laws and applicable stock exchange rules regarding the matters set forth herein.

h)

Except as otherwise provided by the special rights or restrictions attached to the shares of any class or series of the Corporation, no individual shall be eligible for election as a Director of the Corporation unless nominated in accordance with the provisions of this section 3.6; provided, however, that nothing in this section 3.6 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of Directors) at a Shareholders Meeting of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded. A duly appointed proxyholder of a Nominating Shareholder shall be entitled to nominate at a Shareholders Meeting the Directors nominated by the Nominating Shareholder, provided that all of the requirements of this section 3.6 have been satisfied.  If the Nominating Shareholder or its duly appointed proxyholder does not attend at the Shareholders Meeting to present the nomination, the nomination shall be disregarded notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

i)

In addition to the provisions of this section 3.6, a Nominating Shareholder and any individual nominated by the Nominating Shareholder shall also comply with all of the applicable requirements of the Act, Applicable Securities Laws and applicable stock exchange rules regarding the matters set forth herein.

j)

Notwithstanding any other provision of this section 3.6, notice given to the Corporate Secretary of the Corporation may only be given by personal delivery, facsimile transmission or by email (at such email address set out in the Corporation’s issuer profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary of the Corporation at the address of the principal executive offices of the Corporation, or sent by email to such email address (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this section 3.6. For greater certainty, nothing in this section 3.6 shall limit the right of the Directors to fill a vacancy among the Directors in accordance with section 3.10.

3.7	Removal of Directors

Subject to the Act, the shareholders may, by ordinary resolution passed by a majority of votes cast at a Shareholders Meeting, remove any Director or Directors and may at that meeting elect a qualified individual for the remainder of such term.

If shareholders holding a certain class or series of shares have an exclusive right to elect one or more Directors, a Director so elected may only be removed by ordinary resolution passed at a meeting of the shareholders holding such class or series of shares.

A Director whose removal is to be proposed at a Shareholders Meeting must be informed of the time and place of the meeting within the same delays as those prescribed for the calling of such meeting. Such Director may attend the meeting and be heard or, if not in attendance, may explain, in a written statement read by the individual presiding over the meeting or made available to the shareholders before or at the meeting, why he or she opposes the resolution proposing his or her removal. In addition, any vacancy created by the removal of a Director may be filled by a resolution of the shareholders at the Shareholders Meeting at which the Director is removed or, if it is not, at a subsequent meeting of the Board.

3.8	Cessation of Office

A Director ceases to hold office when he dies, resigns, is removed or becomes disqualified from holding office.

3.9	Resignation

A Director may resign from office by delivering or sending a written notice to the Corporation and such resignation becomes effective at the time the Director’s written resignation is received by the Corporation or at the time specified in the notice, whichever is later. A Director will immediately cease to hold office when such Director no longer meets the requirements to hold office as specified by the Act.

3.10	Vacancies

Subject to the Act and to the Articles, a quorum of Directors may fill a vacancy on the Board, except a vacancy resulting from:

a)	an increase in the number of Directors otherwise than pursuant to a special resolution empowering the Board to fix the number of Directors within a range set out in the Articles;

b)	an increase in the maximum number of Directors set out in the Articles; or

c)	a failure to elect the number of Directors required to be elected at any Shareholder Meeting.

If there is no quorum of Directors, or if there has been a failure to elect the number or minimum number of Directors required by the Articles, the Directors then in office shall forthwith call a special Shareholders Meeting to fill the vacancies on the Board. If the Directors refuse or fail to call a meeting or if there are no Directors then in office, the meeting may be called by any shareholder.

A Director appointed or elected to fill a vacancy holds office for the unexpired term of his or her predecessor.

3.11	Borrowings

The Board may, on behalf of the Corporation:

a)	borrow money upon the credit of the Corporation;
b)	issue, reissue, sell or pledge debt obligations of the Corporation;
c)	give a guarantee on behalf of the Corporation to secure performance of an obligation of any Person; and
d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.
3.12	Action by the Board

Subject to the Act, the Board shall exercise its powers by or pursuant to a resolution passed at a meeting of the Board at which a quorum is present or approved in writing by all Directors in office.

3.13	Delegation

Subject to the Act, the Articles and any By-laws, the Board may from time to time delegate to a Director, a committee of the Board or an Officer all or any of the powers conferred on the Board by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

3.14	Resolution in writing

A resolution in writing, signed by all the Directors entitled to vote thereon is as valid as if it had been passed at a meeting of the Board or, as the case may be, of a committee of the Board. A copy of the resolution must be kept with the minutes of the meetings and the resolutions of the Board and its committees. Any such resolution may be signed in counterparts and if signed as of any date, shall be deemed to have been passed on such date.

3.15	Meetings by Telephone, Electronic or other Communication Facility

A Director may, if all of the Directors present or participating at a meeting consent, participate in a meeting of the Board or of a committee of the Board by means of a telephonic, electronic or other communication facility that permits all participants to communicate simultaneously and instantaneously with each other during the meeting. A Director who participates in such meeting by such means is deemed to be present at that meeting.

3.16	Place of Meetings

Meetings of the Board are held at the registered office of the Corporation or at any other place within or outside of Ontario, and in any financial year of the Corporation a majority of the meetings of the Board need not be held in Canada.

3.17	Calling of Meetings

Meetings of the Board shall be held from time to time at such place, on such day and at such time as the Board, the chairperson of the Board, the president, the secretary or any two Directors may determine. Meetings are called by the chairperson of the Board, the president or two Directors or by the secretary upon being asked to call such a meeting by the chairperson of the Board, the president or two Directors for the transaction of any business, the general nature of which is specified in the notice calling the meeting.

3.18	Notice of Meetings

The notice stating the time and place of the meeting and specifying any matter to be dealt with relating to powers which the Board may not delegate, shall be given to each Director at least 48 hours before the meeting is to occur. This notice does not have to be given in writing.

Any Director may waive a notice of a meeting of the Board. Attendance of a Director at a meeting of the Board constitutes a waiver of notice of such meeting unless the Director attends such meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

3.19	First Meeting of New Board

Provided a quorum of Directors is present, each newly elected Board may without notice hold its first meeting following the Shareholders Meeting at which such Board is elected.

3.20	Adjourned Meeting

Notice of an adjourned meeting of the Board is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.21	Votes to Govern

Subject to the Act, at all meetings of the Board, any question shall be decided by a majority of the votes cast on the question and, in the case of an equality of votes, the chairperson of the meeting shall not be entitled to a second or casting vote.  Any question at a meeting of the Board shall be decided by a show of hands unless a ballot is required or demanded.

3.22	Chairperson and Secretary

The chairperson of the Board or, in the chairperson’s absence, the president shall be chairperson of any meeting of the Board.  If none of these Officers are present, the Directors present shall choose one of their number to be chairperson.  The secretary of the Corporation shall act as secretary at any meeting of the Board and, if the secretary of the Corporation is absent, the chairperson of the meeting shall appoint an individual, who need not be a Director, to act as secretary of the meeting.

3.23	Remuneration and Expenses

The Directors shall be paid such remuneration for their services as Directors as the Board may from time to time authorize. In addition, the Board may authorize, by resolution, a special remuneration to a Director who executes specific or additional duties on behalf of the Corporation. The Directors shall also be entitled to be paid in respect of travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in otherwise serving the Corporation. Nothing herein contained shall preclude any Director from serving the Corporation in any other capacity and receiving remuneration therefor.

3.24	Conflict of Interest

Subject to and in accordance with the provisions of the Act, a Director or Officer of the Corporation who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation, or is a director or an officer of, or has a material interest in, any Person who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation, shall disclose in writing to the Corporation or request to have entered in the minutes of meetings of Directors the nature and extent of such interest, and any such Director shall not attend any part of a meeting of Directors during which the contract or transaction is discussed and shall refrain from voting in respect thereof unless otherwise permitted by the Act. If no quorum exists for the purpose of voting on such a resolution only because a Director is not permitted to be present at the meeting due to a conflict of interest, the remaining Directors shall be deemed to constitute a quorum for the purposes of voting on the resolution.

3.25	Dissent

A Director who is present at a meeting of the Board or a committee of the Board is deemed to have consented to any resolution passed or action taken thereat unless:

a)	the Director requests that his or her dissent is entered in the minutes of the meeting;
b)	the Director sends a written dissent to the secretary of the meeting before the meeting is terminated; or
c)	the Director sends a dissent by registered mail or delivers it to the registered office of the Corporation immediately after the meeting is terminated.

A Director is not entitled to dissent after voting for or consenting to a resolution.

A Director who was not present at a meeting at which a resolution was passed is deemed to have consented thereto unless within seven days after becoming aware of the resolution of the Director,

a)	causes his or her dissent to be placed within the minutes of the meeting; or
b)	sends his or her dissent by registered mail or delivers it to the registered office of the Corporation.

4 - COMMITTEES

4.1	Committees of the Board

The Board shall establish an audit committee and may, by resolution, create one or more additional committees comprised of Directors and, subject to the limitations prescribed by the Act, may delegate to any such committee any of the powers of the Board.

4.2	Procedure

Subject to the Act and unless otherwise determined by a resolution of the Board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairperson and to regulate its procedure. Each committee must provide the Board with a report concerning its activities if the Board makes such a request. The Board may cancel or modify any decision made by the committee.

4.3	Audit Committee

The Board shall appoint annually from among its number an audit committee to be composed of not fewer than three Directors, a majority of whom are not Officers or employees of the Corporation or any of its Affiliates, to hold office until the next annual Shareholders Meeting.  In addition to the powers and duties provided in section 4.1, the audit committee shall have the powers and duties provided in the Act and other applicable laws.

5 - OFFICERS

5.1	Appointment of Officers

The Board may from time to time appoint a president, chief executive officer, chief operating officer, chief financial officer or secretary of the Corporation, or an individual holding a similar position, or any other individual designated as an Officer by a resolution of the Board. The Board may specify the duties of and, in accordance with this By-law and subject to the Act, delegate to such Officers powers to manage, or supervise the management of, the business and affairs of the Corporation other than any of the powers that may not be delegated as prescribed by the Act. An Officer may but need not be a Director and any individual may hold more than one office.

5.2	Agents and Attorneys

The Board shall have the power from time to time to appoint agents or attorneys for the Corporation in or out of the Province of Ontario with such powers of management or otherwise (including the power to sub-delegate) as the Board may determine.

5.3	Disclosure of Interest

An Officer must disclose the nature and extent of any interest he or she has in a contract or transaction to which the Corporation is a party, in the same way that a Director must disclose such an interest pursuant to section 3.24. In the case of an Officer who is not a Director, disclosure must be made:

a)	forthwith after the Officer becomes aware that the contract or transaction or proposed contract or transaction is to be considered or has been considered at a meeting of Directors;
b)	if the Officer becomes interested after a contract is made or a transaction is entered into, forthwith after he or she becomes so interested; or
c)	if an individual who is interested in a contract or transaction later becomes an Officer, forthwith after he or she becomes an Officer.
5.4	Mandate

The Board may, at its own discretion, remove any Officer of the Corporation. Each Officer appointed by the Board will remain in office until his resignation, replacement, removal or death.

5.5	Employment Conditions and Remuneration

The Board shall fix, from time to time, by resolution, the terms of employment and the remuneration of the Officers it appoints.

6 - PROTECTION OF DIRECTORS AND OFFICERS

6.1	Indemnity of Directors and Officers
a)

The Corporation shall indemnify a Director or Officer of the Corporation, a former Director or Officer of the Corporation or another individual who acts or acted at the Corporation’s request as a Director or Officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative or investigative action or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

b)

The Corporation shall advance monies to such individual for the costs, charges and expenses of a proceeding referred to in paragraph (a) provided such individual agrees in advance, in writing, to repay the monies if the individual does not fulfill the conditions of paragraph (c).

c)	The Corporation may not indemnify an individual under paragraph (a) unless the individual:
i)

acted honestly and in good faith with a view to the best interests of the Corporation or other entity for which the individual acted as a Director or Officer or in a similar capacity at the Corporation’s request, as the case may be; and

ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful.
d)

The Corporation shall also seek the approval of a court to indemnify an individual referred to in paragraph (a), or advance monies under paragraph (b) in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which such individual is made a party because of the individual’s association with the Corporation or other entity as described in paragraph (a), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in paragraph (c).

6.2	Insurance

The Corporation may purchase and maintain insurance for the benefit of an individual referred to in section 6.1 (a) against any liability incurred by the individual:

a)	in the individual’s capacity as a Director or Officer of the Corporation; or
b)	in the individual’s capacity as a Director or Officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the Corporation’s request.

7 - MEETINGS OF SHAREHOLDERS

7.1	Annual Meetings

The annual Shareholders Meeting shall be held at such time in each year as the Board may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual Shareholders Meeting, electing Directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

7.2	Special Meetings

The Board shall have the power to call a special Shareholders Meeting at any time, such meeting to be held on such day and at such time as the Board may determine. Any special Shareholders Meeting may be combined with an annual Shareholders Meeting.

7.3	Place of Meetings

Shareholders Meetings shall be held at such place as the Board may determine from time to time, provided that the Board may in its sole discretion determine that a meeting shall not be held at any place, but may instead be held entirely by means of a telephonic, electronic or other communication facility pursuant to section 7.4.

7.4	Participation in Meetings by Electronic, Telephonic or Other Means

A meeting may be held solely by means of equipment enabling all participants to communicate directly with one another. In addition, any Person entitled to attend a Shareholders Meeting may participate in the meeting by means of any equipment enabling all participants to communicate directly with one another. A Person participating in a meeting by such means is deemed present at the meeting. Any shareholder participating in a Shareholders Meeting by means of equipment enabling all participants to communicate directly with one another may vote by any means enabling votes to be cast in a way that allows them to be verified afterwards and protects the secrecy of the vote when a secret ballot has been requested.

7.5	Notice of Meetings

Any notice of a Shareholders Meeting specifying the time and place of the meeting must be sent, in writing and by any means providing proof of the date of receipt, to each Person entitled to vote at the meeting, each Director, and the auditor of the Corporation not less than 21 days and not more than 50 days before the meeting.

Notice of a Shareholders Meeting at which special business is to be transacted shall state or be accompanied by a statement of the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and the text of any special resolution or By-law to be submitted to the meeting. All business transacted at a special meeting of the shareholders and all business transacted at an annual Shareholders Meeting, except consideration of the financial statements and auditor’s report, the appointment of the auditor and the election of Directors, is deemed to be special business.

7.6	Waiver of Notice

A shareholder and any other Person entitled to attend a Shareholders Meeting may in any manner and at any time waive notice of a Shareholders Meeting, and attendance of any such Person at a Shareholders Meeting is a waiver of notice of the meeting, except where such Person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

7.7	Record Date for Notice

The Board may fix, in conformity with Applicable Securities Law requirements, in advance, not less than 30 days and not more than 60 days before the meeting, a record date for the purpose of determining the shareholders entitled to receive a notice of the meeting or entitled to vote at the meeting.  Where no such record date for notice is fixed by the Board, the record date for notice shall be the close of business on the day immediately preceding the day on which notice is given.

Notice of any such record date fixed by the Board shall be given in the manner required by the Act.

7.8	Chair and Secretary

The chairperson of the Board or, in the chairperson’s absence, the president or, in the president’s absence, an individual designated by the Board shall preside as chair at any Shareholders Meeting, but, if no such individual is present within fifteen minutes after the time appointed for the holding of the meeting, the shareholders present shall choose an individual from their number to be the chair.  The secretary of the Corporation shall act as secretary at any Shareholders Meeting or, if the secretary of the Corporation is absent, the chairperson of the meeting shall appoint some individual, who need not be a shareholder, to act as secretary of the meeting.  If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairperson.

7.9	Persons Entitled to be Present

The only Persons entitled to be present at a Shareholders Meeting shall be those entitled to vote thereat, the Directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or By-laws to be present at the meeting. Any other Person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

7.10	Quorum

A quorum of shareholders is present at a meeting of shareholders, provided that a quorum shall not be less than two Persons, if the holders of at least twenty-five percent (25%) of the shares of the Corporation entitled to vote at the meeting are present in person or represented by proxy. A quorum need not be present throughout the meeting provided a quorum is present at the opening of the meeting. If a quorum is not present at the time appointed for a Shareholder Meeting, or within such reasonable time thereafter as the shareholders present may determine, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.

7.11	Persons Entitled to Vote

The Persons entitled to vote at any meeting of shareholders shall be the Persons entitled to vote in accordance with the Act.

7.12	Proxies and Representatives

Every shareholder entitled to vote at a Shareholders Meeting may, by means of a proxy, appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, as the shareholder’s nominee to attend and act at the meeting in the manner, to the extent authorized and with the authority conferred by the proxy. A proxy shall be (a) signed in writing or by electronic signature by the shareholder or an attorney who is authorized by a document that is signed in writing or by electronic signature; or (b) if the shareholder is a body corporate, by an officer or attorney of the body corporate duly authorized.

Unless otherwise indicated, a proxy lapses one year after the date it is given. It may be revoked at any time in accordance with the Act.

A proxyholder or an alternate proxyholder has the same rights as the shareholder who appointed him or her to speak at a meeting of shareholders in respect of any matter, to vote by way of ballot at the meeting and, except where a proxyholder or an alternate proxyholder has conflicting instructions from more than one shareholder, to vote at such a meeting in respect of any matter by way of a show of hands.

7.13	Time for Deposit of Proxies

The Board may by resolution fix a time not exceeding 48 hours, excluding non-business days, preceding any meeting or adjourned Shareholder Meeting before which time proxies to be used at that meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting.  A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it shall have been received prior to the time of voting by the secretary of the Corporation or by the chairperson of the meeting or any adjournment thereof. Notwithstanding any specified time limits for the deposit of proxies by shareholders, the chair of any meeting or the Chair of the Board may, but need not, at his, her or their sole discretion, waive the time limits for the deposit of proxies by shareholders, including any deadline set out in the notice calling the Shareholders Meeting or in any proxy circular and any such waiver made in good faith shall be final and conclusive. A proxy is valid only in respect of the meeting in respect of which it is given, including any adjournment or postponement thereof.

7.14	Joint Shareholders

If two or more Persons hold shares jointly, one of those holders present at a Shareholders Meeting may in the absence of the others vote the shares, but if two or more of those Persons who are present, in person or by proxy, they shall vote as one on the shares jointly held by them.

7.15	Votes to Govern

Except as otherwise required by the Act and the Articles, all questions proposed for the consideration of shareholders at a Shareholders Meeting shall be determined by a majority of the votes cast by all who are entitled to vote.

7.16	Casting Vote

In case of an equality of votes at any meeting of shareholders, regardless of the manner of voting, the chairperson of the meeting shall not be entitled to a second or casting vote.

7.17	Show of Hands

Any question at a Shareholders Meeting shall be decided by a show of hands, unless a ballot is required or demanded as hereinafter provided. Upon a show of hands, every Person who is present and entitled to vote thereon shall have one vote.  Whenever a vote by any means other than by ballot is taken, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

7.18	Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairperson may require, or any shareholder or proxyholder may demand, a ballot. A ballot so required or demanded shall be taken in such manner as the chairperson shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.  If a ballot is taken each Person present shall be entitled, in respect of the shares which the Person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the Articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

7.19	Advance Notice for Proposals
a)

No business may be transacted at an annual Shareholders Meeting, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual Shareholder Meeting by any shareholder of the Corporation who complies with the proposal procedures set forth in this section 7.19. For business to be properly brought before an annual Shareholder Meeting by a shareholder of the Corporation, such shareholder must submit a proposal to the Corporation for inclusion in the Corporation’s management proxy circular in accordance with the requirements of the Act; provided that any proposal that includes nominations for the election of Directors shall be submitted to the Corporation in accordance with the requirements set forth in section 3.6. The Corporation shall set out the proposal in the management proxy circular or attach the proposal thereto, subject to the exemptions and bases for refusal set forth in the Act.

b)

At a special Shareholders Meeting, only such business shall be conducted as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of individuals for election to the Board may be made at a special Shareholders Meeting at which Directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to and in compliance with section 3.6.

7.20	Adjournment

If a Shareholders Meeting is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a Shareholders Meeting is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

7.21	Storage of Ballots and Proxies

The Corporation must, for at least three months after a Shareholders Meeting, keep at its head office the ballots cast and the proxies presented at the meeting. Any shareholder or proxyholder who was entitled to vote at the meeting may, without charge, inspect the ballots and proxies kept by the Corporation.

8 - SECURITIES AND CERTIFICATES

8.1	Issuance of Securities

Subject to the Articles, the Act and any pre-emptive right granted to shareholders, the Board may from time to time issue or grant options to purchase or rights to acquire unissued shares of the Corporation at such times and to such Persons and for such consideration as the Board shall determine. The Board may, by resolution, accept subscriptions, issue and allot unissued shares from the Corporation’s share capital and grant exchange rights, options or acquisition rights with respect to those shares.

8.2	Payment of Shares

A share shall not be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money. Shares may only be considered paid if consideration equal to the issue price determined by the Board has been paid to the Corporation.

A promissory note or a promise to pay made by a Person to whom shares are issued, or a Person who does not deal at arm's length, within the meaning of that expression in the Income Tax Act (Canada), with a Person to whom shares are issued does not constitute consideration for the shares.

8.3	Securities Register

The Corporation or its transfer agent shall prepare and maintain at its registered office, or at any other place in Ontario designated by the Board, a securities register of the Corporation in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

a)	the names, alphabetically arranged, of Persons who,
i)

are or have been within six years registered as shareholders of the Corporation, the address including the street and number, if any, and an e-mail address if one is provided, of every such Person while a holder, and the number and class of shares registered in the name of such holder;

ii)

are or have been within six years registered as holders of debt obligations of the Corporation, the address including the street and number, if any, and an e-mail address if one is provided, of every such Person while a holder, and the class or series and principal amount of the debt obligations registered in the name of such holder; or

iii)

are or have been within six years registered as holders of warrants of the Corporation, other than warrants exercisable within one year from the date of issue, the address including the street and number, if any, and an e-mail address if one is provided, of every such Person while a registered holder, and the class or series and number of warrants registered in the name of such holder; and

b)	the date and particulars of the issue of each security and warrant.
8.4	Register of Transfer

The Corporation shall cause to be kept a register of transfers in which all transfers of securities issued by the Corporation in registered form and the date and other particulars of each transfer shall be set out.

Subject to the Act, the transfer of securities is governed by the Securities Transfer Act, 2006 (Ontario).

8.5	Registration of Transfer

Subject to the Act, no transfer of a share shall be registered in a securities register of the Corporation except: (a) upon presentation of the certificates (or, where applicable, other evidence of electronic, book-based, direct registration service or other non-certificated entry of position on the applicable register of securityholders) representing such share with an endorsement or completed transfer power of attorney which complies with the Act made thereon or delivered therewith duly executed by an appropriate Person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the Board or the Corporation’s transfer agent may from time to time prescribe; (b) upon payment of all applicable taxes and reasonable fees prescribed by the Board, if any; (c) upon compliance with such restrictions on transfer as are authorized by the Articles, if any; (d) upon satisfaction of any lien on such shares; and (e) upon compliance with and satisfaction of such other requirements as the Corporation or its transfer agent may reasonably impose.

8.6	Registered Ownership

Subject to the Act, the Corporation may treat the registered holder of a security as the Person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of a holder of the security. The Corporation may, however, treat as the registered holder any executor, administrator, heir, legal representative, guardian, committee, trustee, curator, tutor, liquidator or trustee in bankruptcy who furnishes appropriate evidence to the Corporation establishing his, her or its authority to exercise the rights relating to a security of the Corporation.

8.7	Security Certificates

A security issued by the Corporation may be represented by a security certificate or may be an uncertificated security. A certificated security is represented by a paper certificate in registered form, and an uncertificated security is represented by an entry in the securities register in the name of the securityholder.

Unless otherwise provided in the Articles, the Directors of a Corporation may provide by resolution that any or all classes and series of its shares or other securities shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate is surrendered to the Corporation.

8.8	Certificated Securities

In the case of certificated securities, the Corporation shall issue to the securityholder, without charge, a certificate in registered form.

Security certificates shall be in such form as the Board may from time to time approve in accordance with the requirements of the Act.

Subject to any resolution of the Board providing otherwise, the security certificates of the Corporation shall be signed by at least one of the following persons: (a) a Director or Officer of the Corporation; (b) a registrar, transfer agent or branch transfer agent of the Corporation, or an individual on their behalf; or (c) a trustee who certifies it in accordance with a trust indenture. The signature may be printed or otherwise mechanically reproduced on the security certificate.

In the absence of any evidence to the contrary, the certificate is proof of the securityholder's title to the security represented by the certificate.

Share certificates need not be under corporate seal.

8.9	Electronic, Book-Based or Other Non-Certificated Registered Positions

A registered securityholder may have such securityholder’s holdings of securities of the Corporation evidenced by an electronic, book-based, direct registration service or other noncertificated entry or position on the applicable register of securityholders to be kept by the Corporation in place of a physical security certificate pursuant to a registration system that may be adopted by the Corporation in conjunction with its applicable agent. The Corporation and its applicable agent may adopt such policies and procedures, appoint such other persons and require such documents and evidence as they may determine necessary or desirable in order to facilitate the adoption and maintenance of a securities registration system by electronic, book-based, direct registration system or other non-certificated means.

8.10	Replacement of Securities Certificates

Subject to the provisions of the Act, the Board or any Officer or agent designated by the Board may in the discretion of the Board or that Person direct the issue of a new security certificate in lieu of and upon cancellation of a security certificate for a certificated security claimed to have been lost, apparently destroyed or wrongfully taken on payment of such fee, prescribed by or in accordance with the Act, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

8.11	Joint Shareholders

If two or more Persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such Persons shall be sufficient delivery to all of them.  Any one of such Persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.12	Deceased Securityholders

In the event of the death of a holder, or of one of the joint holders, of any security, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by the Act and upon compliance with the reasonable requirements of the Corporation or it transfer agent.

9 - DIVIDENDS AND RIGHTS

9.1	Dividends

Subject to the provisions of the Act and the Articles, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid, in whole or in part, in money or property or by issuing fully paid shares or options or rights to acquire fully paid shares of the Corporation.

If shares of the Corporation are issued in payment of a dividend, the Corporation may add all or part of the value of those shares to the stated capital account of the Corporation maintained or to be maintained for the shares of the class or series issued in payment of the dividend.

The Corporation may not declare and pay a dividend, except by issuing shares or options or rights to acquire shares, if there are reasonable grounds for believing that (a) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the Corporation’s assets would thereby be less than the aggregate of (i) its liabilities; and (ii) its stated capital of all classes.

The Corporation may deduct from the dividends payable to a shareholder any amount due to the Corporation by the shareholder, on account of calls for payment or otherwise.

9.2	Dividend Cheques

A dividend payable in cash may be paid by cheque drawn on the Corporation’s banks or by electronic means to the order of each registered holder of shares of the class or series in respect of which it has been declared. Cheques may be sent by prepaid ordinary mail to such registered holder at such holder’s address recorded in the Corporation’s securities register, unless in each case such holder otherwise directs.  In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and, if more than one address is recorded in the Corporation’s securities register in respect of such joint holding, the cheque shall be mailed to the first address so appearing.  The mailing of such cheque, in such manner, unless the cheque is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3	Non-receipt or Loss of Cheques

In the event of non-receipt or loss of any dividend cheque by the Person to whom it is sent, the Corporation shall issue to such Person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt or loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

9.4	Record Date for Dividends and Rights

The Board may fix, in advance, in accordance with Applicable Securities Law requirements, a record date for the determination of the shareholders entitled to receive dividends.

9.5	Unclaimed Dividends

Any dividend unclaimed after a period of two years from the date on which the dividend has been declared to be payable shall be forfeited and shall revert to the Corporation.

10 - NOTICES

10.1	Notice to Shareholders

Unless the Act or these By-laws provide otherwise, any notice, document or other information required or permitted by the Act, the regulations, the Articles or these By-laws to be sent to a shareholder, may be sent by any one of the following methods: (i) by hand delivery, through the mail, or by a nationally recognized overnight delivery service for next day delivery, (ii) by means of fax, e-mail, or other form of electronic transmission, (iii) by providing or posting the notice, document or other information on or making it available through a generally accessible electronic source and providing notice of the availability and location of the notice, document or other information to the shareholder via any of the methods specified in (i) and (ii) above, including by mail, delivery, fax, e-mail or other form of electronic transmission, or (iv) by any other method permitted by applicable law. A notice to a shareholder shall be deemed to be received as follows: (A) if given by hand delivery, when actually received by the shareholder; (B) if sent through the mail addressed to the shareholder at the shareholder’s address appearing on the share register of the Corporation, at the time it would be delivered in the ordinary course of mail; (C) if sent for next day delivery by a nationally recognized overnight delivery service addressed to the shareholder at the shareholder’s address appearing on the share register of the Corporation, when delivered to such service; (D) if faxed, when sent to a number at which the shareholder has consented to receive notice and evidence of delivery confirmation is received by sender’s facsimile device; (E) if by e-mail, when sent to an e-mail address at which the shareholder has consented to receive notice; (F) if sent by any other form of electronic transmission, when sent to the shareholder; (G) if sent by posting it on or making it available through a generally accessible electronic source referred to in subsection 10.1(iii), on the day such Person is sent notice of the availability and location of such notice, document or other information is deemed to have been sent in accordance with (A) through (F) above; or (H) if sent by any other method permitted by applicable law, at the time that such Person is deemed to have received such notice pursuant to applicable law. If a shareholder has consented to a method for delivery of a notice, document or other information, the shareholder may revoke such shareholder’s consent to receiving any notice, document or information by fax or e-mail by giving written notice of such revocation to the Corporation.

10.2	Notice to Joint Shareholders

If two or more Persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such Persons shall be sufficient notice to all of them.

10.3	Computation of Time

In computing the date when notice must be sent under any provision requiring a specified period of days’ notice of any meeting or other event, the period of days shall commence on the day following the sending of such notice and shall terminate on the day preceding the date of the meeting or other event provided that the last day of the period shall not be a non-business day.

10.4	Undelivered Notices

If any notice given to a shareholder pursuant to section 10.1 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notice to such shareholder until such shareholder informs the Corporation in writing of the shareholder’s new address.

10.5	Omissions and Errors

The accidental omission to give or send any notice to any shareholder, Director, Officer or auditor, or the non-receipt of any notice by any such Person or any error in any notice not affecting the substance thereof, shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

10.6	Persons Entitled by Death or Operation of Law

Every Person who, by operation of law, transfer, death of a securityholder or any other means whatsoever, shall become entitled to any share or other security, shall be bound by every notice in respect of such security which shall have been duly given or sent to the securityholder from whom the Person derives title to such share prior to that Person’s name and address being entered on the securities register (whether such notice was given or sent before or after the happening of the event upon which that Person becomes so entitled) and prior to that Person furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

10.7	Waiver of Notice

Any shareholder (or shareholder’s duly appointed proxyholder), Director, Officer or auditor may at any time waive the giving or sending of any notice, or waive or abridge the time for any notice, required to be given to that Person under any provision of the Act, the Articles, the By-laws or otherwise and such waiver or abridgement shall cure any default in the giving or sending or in the time of such notice, as the case may be.  Any such waiver or abridgement shall be in writing or given by electronic signature and may be sent by electronic means in accordance with the Electronic Commerce Act, 2000, except a waiver of notice of a Shareholders Meeting or meeting of the Board which may be given in any manner. A shareholder and any other Person entitled to attend a Shareholders Meeting may in any manner and at any time waive notice of a Shareholders Meeting, and attendance of any such Person at a Shareholders Meeting is a waiver of notice of the meeting, except where such Person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

.

EXHIBIT “C”

Summary of repurchase rights
under the QBCA

Registered holders of Common Shares and/or Class A Convertible Preferred Shares who exercised all the voting rights carried by their shares against the Continuance Resolution (a “Repurchase Demanding Shareholder”) who comply with sections 372 and following of the QBCA will be entitled to demand that the Corporation repurchase all of their Common Shares and/or Class A Convertible Preferred Shares, as the case may be (the “Repurchase Right”) for their fair value. Only registered holders of Common Shares and/or Class A Convertible Preferred Shares are entitled to exercise the Repurchase Right in connection with the Continuance Resolution; and accordingly, non-registered holders of Common Shares and/or Class A Convertible Preferred Shares should contact their nominee in respect of the foregoing, such as their broker, investment dealer, bank, trust company or other intermediary or depositary, if they wish to exercise their Repurchase Rights.

Repurchase Demanding Shareholders who wish to exercise the Repurchase Right must send a notice informing the Corporation that they intend to exercise the Repurchase Right (a “Repurchase Demand Notice”), such that it is received by the Corporation  not later than 9:00 a.m. (Eastern time) on the Business Day immediately preceding the day of the Meeting (or any postponement or adjournment thereof) to the attention of the Corporation’s counsel, Attention: Eric Levy, at Osler, Hoskin & Harcourt LLP, located at 1000 De La Gauchetière Street West, Suite 2100, Montréal, Québec H3B 4W5.

The filing of a Repurchase Demand Notice does not deprive a Shareholder of the right to vote; however, the QBCA provides that a Shareholder who has submitted a Repurchase Demand Notice and who exercises any of the voting rights carried by the Shareholder’s shares in favour of, or abstains from exercising any of the voting rights carried by those shares on, the Continuance Resolution will no longer be considered a Repurchase Demanding Shareholder with respect to any of the shares held by the Repurchase Demanding Shareholder. The QBCA does not provide, and the Corporation will not assume, that a vote against, or abstention from the vote on, the Continuance Resolution constitutes a Repurchase Demand Notice. In addition, the execution or exercise of a proxy does not constitute a Repurchase Demand Notice. Under the QBCA, there is no right of partial exercise of the right to demand the repurchase of shares and, accordingly, a Repurchase Demanding Shareholder may exercise the Repurchase Right only with respect to all of the Common Shares and/or Class A Convertible Preferred Shares held on behalf of such Repurchase Demanding Shareholder.

The Corporation is required, as soon as the Continuance becomes effective (the “Triggering Event”), to send notice that the Triggering Event has become effective (the “Repurchase Notice”) to each Repurchase Demanding Shareholder who has duly filed a Repurchase Demand Notice.

The Repurchase Notice must mention the repurchase price offered by the Corporation for the Common Shares and/or Class A Convertible Preferred Shares held by each Repurchase Demanding Shareholder and explain how the price was determined. If the Corporation is unable to pay the full redemption price offered because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due, the Repurchase Notice must mention that fact and indicate the maximum amount of the price offered that the Corporation will legally be able to pay.

The repurchase price is the fair value of the Common Shares and/or Class A Convertible Preferred Shares as of the close of the offices of the Corporation on the day before the Continuance Resolution is adopted. The repurchase price of all the Common Shares must be the same and the repurchase price of all the Class A Convertible Preferred Shares must be the same, regardless of the Repurchase Demanding Shareholder holding them.

A Repurchase Demanding Shareholder must, within 30 days after receiving the Repurchase Notice or, if the Repurchase Demanding Shareholder does not receive such Repurchase Notice, within 30 days after the Repurchase Demanding Shareholder becomes aware of the Triggering Event, but not later than 90 days after the Triggering Event, send to the Corporation a written notice confirming the Repurchase Demanding Shareholder’s wish to exercise the right to demand a repurchase (a “Repurchase Confirmation Notice”). The confirmation may not be limited to only part of the repurchasable Common Shares and/or Class A Convertible Preferred Shares. Repurchase Demanding Shareholders who fail to send a Repurchase Confirmation Notice will be deemed to have renounced to their right to demand repurchase of their Common Shares and/or Class A Convertible Preferred Shares. On sending a Repurchase Confirmation Notice to the Corporation, a Repurchase Demanding Shareholder ceases to have any rights as a Shareholder, other than the right to be paid the fair value of the Common Shares and/or Class A Convertible Preferred Shares in respect of which such Repurchase Confirmation Notice was made.

The Corporation is required to pay the offered repurchase price to all Repurchase Demanding Shareholders who send a Repurchase Confirmation Notice to the Corporation, within ten days after such confirmation. However, if the Corporation is unable to pay the full repurchase price offered because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due, the Corporation will be required to pay only the maximum amount it may legally pay the Repurchase Demanding Shareholders. In that case, the Repurchase Demanding Shareholders will remain creditors of the Corporation for the unpaid balance of the repurchase price and will be entitled to be paid as soon as the Corporation is legally able to do so or, in the event of the liquidation of the Corporation, will be entitled to be collocated after the other creditors but by preference over the other Shareholders.

If Repurchase Demanding Shareholders wish to contest the Corporation’s appraisal of the fair value of their Common Shares and/or Class A Convertible Preferred Shares, they must notify the Corporation of such contestation within the time given to confirm their decision to exercise their right to demand a repurchase, which contestation will constitute a confirmation of their decision to exercise the right to demand a repurchase. The Corporation may increase the repurchase price offered within 30 days after receiving a notice of contestation. Such increase in the repurchase price of the Common Shares and/or Class A Convertible Preferred Shares must be the same, regardless of the Repurchase Demanding Shareholder holding them.

If the Corporation does not follow up on a Repurchase Demanding Shareholder’s contestation within 30 days after receiving a notice of contestation or if the Repurchase Demanding Shareholder wishes to contest the increase in the repurchase price offered by the Corporation, the Repurchase Demanding Shareholder may ask the court to determine the increase in the repurchase price. The same applies when a Repurchase Demanding Shareholder contests the increase in the repurchase price offered by the Corporation. The Repurchase Demanding Shareholder must make the application within 90 days after receiving the Repurchase Notice.

As soon as an application is filed by a Repurchase Demanding Shareholder under section 384 of the QBCA, the Corporation must notify all other Repurchase Demanding Shareholders who are still contesting the appraisal of the fair value of their Common Shares and/or Class A Convertible Preferred Shares or the increase in the repurchase price offered by the Corporation. All Repurchase Demanding Shareholders who were notified by the Corporation of the application are bound by the court judgment. The court may entrust the appraisal of the fair value of the Common Shares and/or Class A Convertible Preferred Shares to an expert.

The Corporation must, without delay, pay the increase in the repurchase price to all Repurchase Demanding Shareholders who did not contest the increase offered, and must pay the increase determined by the court to all Repurchase Demanding Shareholders who, under section 386 of the QBCA, are bound by the court judgment, within ten days after the judgment. However, if the Corporation is unable to pay the full increase in the repurchase price because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due, the Corporation will be required to pay only the maximum amount it may legally pay the Repurchase Demanding Shareholders. In such a case, the Repurchase Demanding Shareholders will remain creditors of the Corporation for the unpaid balance of the repurchase price and will be entitled to be paid as soon as the Corporation is legally able to do so or, in the event of the liquidation of the Corporation, will be entitled to be collocated after the other creditors but by preference over the other Shareholders.

Shareholders who are unable to inform the Corporation of their intention to exercise the Repurchase Right before the Meeting because the Corporation failed to notify them of the possible adoption of the Continuance Resolution may exercise the rights afforded to them by sections 389 and following of the QBCA. A Shareholder is presumed to have been notified of the proposed adoption of the Continuance Resolution if Notice of the Meeting was sent to the address entered in the Corporation’s security register for that Shareholder.

A beneficiary who may give instructions to a Shareholder as to the exercise of rights attaching to the Common Shares and/or Class A Convertible Preferred Shares has the right to demand the repurchase of those Common Shares and/or Class A Convertible Preferred Shares as though the beneficiary were a Shareholder, in accordance with sections 393 and following of the QBCA.

THE FOREGOING IS ONLY A SUMMARY OF SECTIONS 372 AND FOLLOWING OF THE QBCA. IT IS SUGGESTED THAT ANY SHAREHOLDER WISHING TO EXERCISE A REPURCHASE RIGHT SEEK LEGAL ADVICE AS FAILURE TO COMPLY STRICTLY WITH THE QBCA MAY PREJUDICE SUCH SHAREHOLDER’S REPURCHASE RIGHT.

EXHIBIT “D”

SECTIONS 372 ANd following of the QBCA

RIGHT TO DEMAND REPURCHASE OF SHARES

DIVISION I

GENERAL PROVISIONS

§ 1.  — Conditions giving rise to right

372. The adoption of any of the resolutions listed below confers on a shareholder the right to demand that the corporation repurchase all of the person’s shares if the person exercised all the voting rights carried by those shares against the resolution:

(1)	an ordinary resolution authorizing the corporation to carry out a squeeze-out transaction;
(2)	a special resolution authorizing an amendment to the articles to add, change or remove a restriction on the corporation’s business activity or on the transfer of the corporation’s shares;
(3)	a special resolution authorizing an alienation of corporation property if, as a result of the alienation, the corporation is unable to retain a significant part of its business activity;
(4)	a special resolution authorizing the corporation to permit the alienation of property of its subsidiary;
(5)	a special resolution approving an amalgamation agreement;
(6)	a special resolution authorizing the continuance of the corporation under the laws of a jurisdiction other than Québec; or
(7)

a resolution by which consent to the dissolution of the corporation is withdrawn if, as a result of the alienation of property begun during the liquidation of the corporation, the corporation is unable to retain a significant part of its business activity.

The adoption of a resolution referred to in any of subparagraphs 3 to 7 of the first paragraph confers on a shareholder whose shares do not carry voting rights the right to demand that the corporation repurchase all of the person’s shares.

373. The adoption of a special resolution described in section 191 confers on a shareholder holding shares of the class or series specified in that section the right to demand that the corporation repurchase all of the person’s shares of that class or series. That right is subject to the shareholder having exercised all the person’s available voting rights against the adoption and approval of the special resolution.

That right also exists if all the shares held by the shareholders are of the same class; in that case, the right is subject to the shareholder having exercised all of the person’s available voting rights against the adoption of the special resolution.

373.1. Despite section 93, non fully paid shares also confer the right to demand a repurchase.

374. The right to demand a repurchase conferred by the adoption of a resolution is subject to the corporation carrying out the action approved by the resolution.

375. A notice of a shareholders meeting at which a special resolution that could confer the right to demand a repurchase may be adopted must mention that fact.

The action approved by the resolution is not invalidated solely because of the absence of such a mention in the notice of meeting.

Moreover, if the meeting is called to adopt a resolution described in section 191 or in any of subparagraphs 3 to 7 of the first paragraph of section 372, the corporation notifies the shareholders whose shares do not carry voting rights of the possible adoption of a resolution that could give rise to the right to demand a repurchase of shares.

§ 2.  — Conditions for exercise of right and terms of repurchase

I.  — Prior notices

376. Shareholders intending to exercise the right to demand the repurchase of their shares must so inform the corporation; otherwise, they are deemed to renounce their right, subject to Division II.

To inform the corporation of the intention to exercise the right to demand the repurchase of shares, a shareholder must send a notice to the corporation before the shareholders meeting or advise the chair of the meeting during the meeting. In the case of a shareholder described in the second paragraph of section 372 none of whose shares carry voting rights, the notice must be sent to the corporation not later than 48 hours before the shareholders meeting.

377. As soon as a corporation takes the action approved by a resolution giving rise to the right to demand a repurchase of shares, it must give notice to all shareholders who informed the corporation of their intention to exercise that right.

The repurchase notice must mention the repurchase price offered by the corporation for the shares held by each shareholder and explain how the price was determined.

If the corporation is unable to pay the full redemption price offered because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due, the repurchase notice must mention that fact and indicate the maximum amount of the price offered the corporation will legally be able to pay.

378. The repurchase price is the fair value of the shares as of the close of the offices of the corporation on the day before the resolution conferring the right to demand a repurchase is adopted.

When the action approved by the resolution is taken following a take-over bid with respect to all the shares of a class of shares issued by a corporation that is a reporting issuer and the bid is closed within 120 days before the resolution is adopted, the repurchase price may be determined to be the fair value of the shares on the day before the take-over bid closed if the offeror informed the shareholders, on making the take-over bid, that the action would be submitted to shareholder authorization or approval.

379. The repurchase price of all shares of the same class or series must be the same, regardless of the shareholder holding them.

However, in the case of a shareholder holding non-fully paid shares, the corporation must subtract the unpaid portion of the shares from the repurchase price offered or, if it cannot pay the full repurchase price offered, the maximum amount that it can legally pay for those shares.

The repurchase notice must mention the subtraction and show the amount that can be paid to the shareholder.

380. Within 30 days after receiving a repurchase notice, shareholders must confirm to the corporation that they wish to exercise their right to demand a repurchase. Otherwise, they are deemed to have renounced their right.

The confirmation may not be limited to only part of the repurchasable shares. It does not affect a shareholder’s right to demand an increase in the repurchase price offered.

II.  — Payment of repurchase price

381. A corporation must pay the offered repurchase price to all shareholders who confirmed their decision to exercise their right to demand the repurchase of their shares within 10 days after such confirmation.

However, a corporation that is unable to pay the full repurchase price offered because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due is only required to pay the maximum amount it may legally pay the shareholders. In that case, the shareholders remain creditors of the corporation for the unpaid balance of the repurchase price and are entitled to be paid as soon as the corporation is legally able to do so or, in the event of the liquidation of the corporation, are entitled to be collocated after the other creditors but by preference over the other shareholders.

III.  — Increase in repurchase price

382. To contest a corporation’s appraisal of the fair value of their shares, shareholders must notify the corporation within the time given to confirm their decision to exercise their right to demand a repurchase.

Such contestation is a confirmation of a shareholder’s decision to exercise the right to demand a repurchase.

383. A corporation may increase the repurchase price offered within 30 days after receiving a notice of contestation.

The increase in the repurchase price of the shares of the same class or series must be the same, regardless the shareholder holding them.

384. If a corporation does not follow up on a shareholder’s contestation within 30 days after receiving a notice of contestation, the shareholder may ask the court to determine the increase in the repurchase price. The same applies when a shareholder contests the increase in the repurchase price offered by the corporation.

The shareholder must, however, make the application within 90 days after receiving the repurchase notice.

385. As soon as an application is filed under section 384, it must be notified by the corporation to all the other shareholders who are still contesting the appraisal of the fair value of their shares or the increase in the repurchase price offered by the corporation.

386. All shareholders to whom the corporation notified the application are bound by the court judgment.

387. The court may entrust the appraisal of the fair value of the shares to an expert.

388. The corporation must, without delay, pay the increase in the repurchase price to all shareholders who did not contest the increase offered. It must pay the increase determined by the court to all shareholders who, under section 386, are bound by the court judgment, within 10 days after the judgment.

However, a corporation that is unable to pay the full increase in the repurchase price because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due is only required to pay the maximum amount it may legally pay the shareholders. In such a case, the shareholders remain creditors of the corporation for the unpaid balance of the repurchase price and are entitled to be paid as soon as the corporation is legally able to do so or, in the event of the liquidation of the corporation, are entitled to be collocated after the other creditors but by preference over the other shareholders.

DIVISION II

SPECIAL PROVISIONS FOLLOWING FAILURE TO NOTIFY SHAREHOLDERS

389. If shareholders were unable to inform the corporation of their intention to exercise the right to demand the repurchase of their shares within the period prescribed by section 376 because the corporation failed to notify them of the possible adoption of a resolution giving rise to that demand, they may demand the repurchase of their shares as though they had informed the corporation and had voted against the resolution.

Shareholders entitled to vote may not exercise the right to demand the repurchase of their shares if they voted in favour of the resolution or were present at the meeting but abstained from voting on the resolution.

A shareholder is presumed to have been notified of the proposed adoption of the resolution if notice of the shareholders meeting was sent to the address entered in the security register for that shareholder.

390. A shareholder must demand the repurchase of shares within 30 days after becoming aware that the action approved by the resolution conferring the right to demand a repurchase has been taken.

However, the repurchase demand may not be made later than 90 days after that action is taken.

391. As soon as the corporation receives a repurchase demand, it must notify the shareholder of the repurchase price it is offering for the shareholder’s shares.

The repurchase price offered for the shares of a class or series must be the same as that offered to shareholders, if any, who exercised their right to demand a repurchase after informing the corporation of their intention to do so in accordance with Division I.

392. The corporation may not pay the repurchase price offered to the shareholder if such payment would make it unable to pay the maximum amount mentioned in the repurchase notice sent to the shareholders who informed the corporation, in accordance with section 376, of their intention to exercise their right to demand the repurchase of their shares.

If the corporation cannot pay to the shareholder the full amount offered to the shareholder, the directors are solidarily liable for payment to the shareholder of the sums needed to complete the payment of that amount. The directors are subrogated to the shareholder’s rights against the corporation, up to the sums they have paid.

DIVISION III

SPECIAL PROVISIONS WITH RESPECT TO BENEFICIARY

393. A beneficiary who may give instructions to a shareholder as to the exercise of rights attaching to a share has the right to demand the repurchase of that share as though the beneficiary were a shareholder; however, the beneficiary may only exercise that right by giving instructions for that purpose to the shareholder.

The beneficiary’s instructions must allow the shareholder to exercise the right in accordance with this chapter.

394. A shareholder is required to notify the beneficiary of the calling of any shareholders meeting at which a resolution that could give rise to the right to demand a repurchase may be adopted, specifying that the beneficiary may exercise that right as though the beneficiary were a shareholder.

The shareholder is presumed to have fulfilled that obligation if the beneficiary is notified in accordance with any applicable regulations under the Securities Act (chapter V-1.1).

395. A shareholder must inform the corporation of the identity of a beneficiary who intends to demand the repurchase of shares, and of the number of shares to be repurchased, within the period prescribed by section 376.

396. A shareholder who demands the repurchase of shares in accordance with the instructions of a beneficiary may demand the repurchase of part of the shares to which that right is attached.

397. The beneficiary’s claim with respect to shares for which the full repurchase price could not be paid, as well as the other rights granted to a beneficiary under this chapter, may be exercised directly against the corporation.

Likewise, after the repurchase price has been fully paid, the rights granted to a beneficiary under this chapter regarding an increase in the repurchase price may be exercised directly against the corporation.